# Dreyfus
# Cash Management
# Funds

**ANNUAL REPORT** January 31, 2008

**Dreyfus Cash Management**

**Dreyfus Cash Management Plus, Inc.**

**Dreyfus Government Cash Management**

**Dreyfus Government Prime Cash Management**

**Dreyfus Treasury Cash Management**

**Dreyfus Treasury Prime Cash Management**

**Dreyfus Municipal Cash Management Plus**

**Dreyfus New York Municipal Cash Management**

**Dreyfus Tax Exempt Cash Management**

**Dreyfus California AMT-Free Municipal
Cash Management**



**Dreyfus**
**A BNY Mellon Company**℠

# Contents

## The Funds

## For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# The Funds



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the annual report for Dreyfus Cash Management Funds (Taxable). For the 12-month period ended January 31, 2008, the six Dreyfus Cash Management Funds (Taxable) listed below produced the following yields and effective yields.[1]

| | Yield (%) | Effective Yield (%) |
|---|---|---|
| **Dreyfus Cash Management** | | |
| Institutional Shares | 5.07 | 5.18 |
| Investor Shares | 4.81 | 4.92 |
| Administrative Shares | 4.97 | 5.08 |
| Participant Shares | 4.66 | 4.77 |
| Agency Shares | 4.80[†] | 4.91[†] |
| **Dreyfus Cash Management Plus, Inc.** | | |
| Institutional Shares | 5.06 | 5.18 |
| Investor Shares | 4.81 | 4.92 |
| Administrative Shares | 4.96 | 5.08 |
| Participant Shares | 4.66 | 4.76 |
| Service Shares | 4.50[††] | 4.59[††] |
| Select Shares | 4.20[††] | 4.28[††] |
| Agency Shares | 4.79[†] | 4.90[†] |
| **Dreyfus Government Cash Management** | | |
| Institutional Shares | 4.82 | 4.93 |
| Investor Shares | 4.57 | 4.67 |
| Administrative Shares | 4.72 | 4.83 |
| Participant Shares | 4.42 | 4.51 |
| Agency Shares | 4.28[†] | 4.37[†] |
| **Dreyfus Government Prime Cash Management** | | |
| Institutional Shares | 4.80 | 4.91 |
| Investor Shares | 4.55 | 4.65 |
| Administrative Shares | 4.70 | 4.80 |
| Participant Shares | 4.40 | 4.49 |
| Agency Shares | 4.31[†] | 4.39[†] |
| **Dreyfus Treasury Cash Management** | | |
| Institutional Shares | 4.61 | 4.71 |
| Investor Shares | 4.36 | 4.45 |
| Administrative Shares | 4.51 | 4.61 |
| Participant Shares | 4.21 | 4.29 |
| Service Shares | 3.81[††] | 3.88[††] |
| Select Shares | 3.51[††] | 3.57[††] |
| Agency Shares | 3.91[†] | 3.98[†] |
| Premier Shares | 3.66[†] | 3.72[†] |

| | Yield (%) | Effective Yield (%) |
|---|---|---|
| **Dreyfus Treasury Prime Cash Management** | | |
| Institutional Shares | 4.20 | 4.28 |
| Investor Shares | 3.95 | 4.02 |
| Administrative Shares | 4.10 | 4.18 |
| Participant Shares | 3.80 | 3.87 |
| Agency Shares | 3.38[†] | 3.43[†] |

[†]  *Annualized since inception on October 1, 2007, through January 31, 2008.*
[††] *Annualized since inception on June 29, 2007, through January 31, 2008.*

### Economic and Market Environment

The reporting period witnessed a dramatic shift in investor sentiment in which mounting credit and economic concerns led to heightened turmoil in most fixed-income markets, including parts of the money markets. At the start of the reporting period, market conditions were relatively stable in an environment of gradually slowing economic growth, slightly elevated inflationary pressures and steady short-term interest rates. In fact, the Federal Reserve Board (the "Fed") had held the federal funds rate unchanged at 5.25% since the previous June.

However, in late February 2007, reports of an unexpectedly high number of delinquencies and defaults emerged from the sub-prime mortgage market. Many homeowners with poor credit histories had purchased mortgages with low, adjustable interest rates several years earlier. When these mortgages began to reset at higher rates, some cash-strapped borrowers found themselves unable to meet their obligations. The resulting turbulence in the sub-prime mortgage sector sparked declines in other fixed-income market sectors, but generally sound economic fundamentals and robust investor demand for higher yielding securities soon fueled rebounds in most areas of the market. The Fed continued to keep its monetary policy unchanged through the spring, as it remained concerned about potential inflationary pressures. A U.S. GDP growth rate of 3.8% for the second quarter lent credence to the Fed's inflation-fighting bias.

Economic and market conditions appeared to deteriorate quickly over the summer, when ongoing sub-prime credit concerns spread in earnest to other markets, including those with no exposure to troubled sub-prime mortgages. Investors began to reassess their previously generous attitudes toward risk as credit concerns intensified, and faltering housing prices and resurgent energy prices stoked fears of a more severe economic downturn. The resulting tightness in credit markets led to turmoil in the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed left short-term interest rates unchanged at its meeting in early August, it intervened in the developing credit crunch in the middle of the month, when it reduced the discount rate by 50 basis points. Investors reacted positively to the move, and most fixed-income market sectors rallied into September. However, the rebound was derailed by new evidence of economic weakness and reports of heavy sub-prime related losses among commercial and investment banks. The Fed attempted to improve market liquidity and address economic worries when it reduced the federal funds rate by 50 basis points at its September meeting. Indeed, the Fed took action despite the announcement of a surprisingly robust 4.9% annualized GDP growth rate for the third quarter of 2007.

The economy continued to show signs of weakness in October, including reports of a tepid increase of 0.3% in consumer spending. Nonetheless, the Fed again cut the federal funds rate, this time by 25 basis points, with the Fed stating that it regarded the risks of recession and inflation as balanced. In November, it was announced that sales of existing homes had fallen to its lowest level since recordkeeping began eight years earlier. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but the markets appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January saw more disappointing economic news, including lackluster retail sales during the holiday season, further deterioration of housing prices, a surge in foreclosures and additional sub-prime related write-downs by banks and bond insurers. A number of analysts began to forecast a full-blown recession in 2008. The Fed responded aggressively, reducing the federal funds rate by 125 basis points in two separate moves during the latter part of the month, driving the benchmark overnight rate to 3% by the reporting period's end.

### Portfolio Focus

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality" and shifted assets from riskier investments to money market funds. In this environment, we increased most of the funds' weighted average maturities toward positions we considered longer than industry averages. In the Dreyfus Treasury Cash Management, the overnight repurchase agreement rate was consistently more attractive than the yield on Treasury securities loading to relatively short-weighted average maturities.

The Fed has signaled that it is prepared to reduce short-term interest rates again at its March meeting if the U.S. economy continues to flounder. Some early indicators, including the first report of monthly job losses in more than four years, suggest that such a move is likely. Therefore, except for Dreyfus Treasury Cash Management, we currently plan to maintain the funds' relatively long weighted average maturities, and we intend to monitor economic and market developments closely.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

February 15, 2008
New York, N.Y.

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

*1  Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the annual report for Dreyfus Cash Management Funds (Tax Exempt). For the 12-month period ended January 31, 2008, the four tax-exempt money market portfolios that comprise Dreyfus Cash Management Funds (Tax Exempt) produced the following yields and effective yields:[1]

| | Yield (%) | Effective Yield (%) |
|---|---|---|
| **Dreyfus Municipal Cash Management Plus** | | |
| Institutional Shares | 3.45 | 3.50 |
| Investor Shares | 3.20 | 3.25 |
| Administrative Shares | 3.35 | 3.40 |
| Participant Shares | 3.05 | 3.09 |
| Agency Shares | 3.20† | 3.24† |
| **Dreyfus New York Municipal Cash Management** | | |
| Institutional Shares | 3.42 | 3.47 |
| Investor Shares | 3.17 | 3.21 |
| Administrative Shares | 3.32 | 3.37 |
| Participant Shares | 3.02 | 3.06 |
| Agency Shares | 3.15† | 3.20† |
| **Dreyfus Tax Exempt Cash Management** | | |
| Institutional Shares | 3.41 | 3.47 |
| Investor Shares | 3.16 | 3.21 |
| Administrative Shares | 3.31 | 3.36 |
| Participant Shares | 3.01 | 3.06 |
| Agency Shares | 3.17† | 3.22† |
| **Dreyfus California AMT-Free Municipal Cash Management** | | |
| Institutional Shares | 3.27†† | 3.32†† |
| Investor Shares | 3.02†† | 3.07†† |
| Administrative Shares | 3.17†† | 3.22†† |
| Participant Shares | 2.87†† | 2.91†† |
| Agency Shares | 3.07† | 3.12† |

† *Annualized since inception on October 1, 2007, through January 31, 2008.*
†† *Annualized since inception on August 1, 2007, through January 31, 2008.*

### Interest Rates Remained Steady through August 2007

When the reporting period began, softening housing markets pointed to a possible end to a long period of economic expansion. Yet, tight U.S. labor markets, robust global economic growth and resurgent energy prices suggested that significant inflationary pressures remained. As it had since the previous June, the Federal Reserve Board (the "Fed") chose to stay on the sidelines in this environment, maintaining its target for the overnight federal funds rate at 5.25%.

Near the end of February 2007, reports emerged of a higher-than-expected number of delinquencies and defaults among homeowners with sub-prime mortgages. Many of these borrowers had obtained their mortgages at low, adjustable rates of interest, and they found themselves unable to meet their obligations when their mortgages reset at higher rates.

Although sub-prime mortgage concerns produced a bout of market turbulence, most major indices bounced back in March and April. The economy appeared to regain its footing, as evidenced by a 3.8% annualized U.S. GDP growth rate during the second quarter of 2007. For its part, the Fed continued to hold the federal funds rate steady.

### Sub-Prime Mortgage Woes Dampened Economic Growth

Economic conditions and investor sentiment deteriorated quickly over the summer. Turmoil persisted in the sub-prime mortgage market, and credit concerns spread to other parts of the fixed-income and equity markets. As investors reassessed their attitudes toward risk, they turned away from the riskier asset classes that previously had performed well, including those with no exposure to troubled sub-prime mortgages. Instead, investors flocked toward U.S. Treasury securities and money market funds.

At the same time, consumers began to curtail spending, stoking concerns that the U.S. economy might slip into a recession. The Fed intervened in mid-August by reducing the discount rate, the rate it charges member banks for overnight loans. Investors were reassured by the Fed's action, and the stock and bond markets rallied. However, during the fall, news of multi-billion dollar sub-prime related losses by major global banks led to renewed market turbulence. The Fed responded with several cuts in the federal funds rate, which stood at 4.25% by year-end.

Heightened market volatility persisted through January as additional evidence of economic weakness accumulated, including lackluster holiday retail sales, the first monthly net loss of jobs in more than four years, continued declines in home sales and prices, and the announcement that GDP growth had slowed to an estimated 0.6% annualized rate in the fourth quarter of 2007. In addition, concerns intensified regarding the impact of the sub-prime crisis on a number of municipal bond insurers. The Fed responded by taking aggressive action in January, reducing the federal funds rate by another 125 basis points — to 3% — in two moves.

### Assets Flowed into Tax-Exempt Money Market Funds

As might be expected, tax-exempt money market yields declined along with the federal funds rate. The tax-exempt money markets also were influenced by supply-and-demand factors. A record level of assets flowed into municipal money market funds from newly risk-averse investors. In 2007, rising demand was met with ample supply, as investment banks continued to create a substantial volume of very short-term variable rate demand notes and tender option bonds. As a result, yields of floating-rate instruments were higher at times than those of longer-dated municipal notes. By January, however, unrelenting investor demand began to overwhelm supply, putting downward pressure on yields.

The fiscal conditions of most municipal issuers remained sound during the reporting period, but some states began to expect renewed budget pressures. For example, California has felt the impact of weak housing markets, which may reduce future tax revenues at a time when the state is struggling with high levels of long-term debt. New York faces similar budget pressures, particularly as sub-prime related losses have weighed heavily on Wall Street firms.

### Adopting a Conservative Investment Posture

We generally maintained a cautious approach amid heightened market turbulence, focusing whenever possible on high-quality municipal instruments issued directly by cities, states, school districts and other taxing authorities. We set the funds' weighted average maturities in ranges that were longer than industry averages to capture higher yields for as long as we deemed practical. We also "laddered" the funds' longer-dated holdings to protect them from unexpected interest-rate fluctuations. As always, our research staff maintained rigorous credit standards, which, in our judgment, have become even more important in the ongoing credit crisis.

As of the reporting period's end, we have increased portfolio credit surveillance in light of the markets credit concerns, particularly as the major municipal bond insurers have been shaken by sub-prime losses. Meanwhile, the Fed next meets in mid-March, when further reductions in the federal funds rate are expected. We currently intend to maintain the funds' longer weighted average maturities, which we believe should protect their yields as interest rates decline.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

February 15, 2008
New York, NY

*An investment in each fund is not insured or guaranteed by the FDIC or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT).*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from August 1, 2007 to January 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2008†

| | Institutional | Investor | Administrative | Participant | Service | Select | Agency | Premier |
|---|---|---|---|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.30 | $ 1.53 | $ 3.06 | – | – | $ .88 | – |
| Ending value (after expenses) | $1,025.30 | $1,024.00 | $1,024.80 | $1,023.30 | – | – | $1,016.30 | – |
| **Dreyfus Cash Management Plus, Inc.** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.30 | $ 1.53 | $ 3.06 | $ 3.57 | $ 5.09 | $ .88 | – |
| Ending value (after expenses) | $1,025.30 | $1,024.00 | $1,024.80 | $1,023.30 | $1,022.70 | $1,021.20 | $1,016.20 | – |
| **Dreyfus Government Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ .88 | – |
| Ending value (after expenses) | $1,023.20 | $1,021.90 | $1,022.70 | $1,021.10 | – | – | $1,014.50 | – |
| **Dreyfus Government Prime Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ .88 | – |
| Ending value (after expenses) | $1,023.20 | $1,021.90 | $1,022.70 | $1,021.20 | – | – | $1,014.60 | – |
| **Dreyfus Treasury Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.05 | $ 3.56 | $ 5.08 | $ .88 | $ 1.73 |
| Ending value (after expenses) | $1,021.30 | $1,020.00 | $1,020.80 | $1,019.30 | $1,018.70 | $1,017.20 | $1,013.20 | $1,021.40 |
| **Dreyfus Treasury Prime Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.05 | – | – | $ .88 | – |
| Ending value (after expenses) | $1,018.40 | $1,017.10 | $1,017.90 | $1,016.40 | – | – | $1,011.40 | – |
| **Dreyfus Municipal Cash Management Plus** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.52 | $ 3.05 | – | – | $ .88 | – |
| Ending value (after expenses) | $1,017.10 | $1,015.80 | $1,016.60 | $1,015.00 | – | – | $1,010.80 | – |
| **Dreyfus New York Municipal Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $1.02 | $2.29 | $ 1.52 | $ 3.05 | – | – | $ .88 | – |
| Ending value (after expenses) | $1,016.90 | $1,015.60 | $1,016.40 | $1,014.90 | – | – | $1,010.70 | – |
| **Dreyfus Tax Exempt Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.52 | $ 3.05 | – | – | $ .88 | – |
| Ending value (after expenses) | $1,017.00 | $1,015.70 | $1,016.50 | $1,014.90 | – | – | $1,010.70 | – |
| **Dreyfus California AMT-Free Municipal Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ .76 | $ 2.03 | $ 1.27 | $ 2.79 | – | – | $ .71 | – |
| Ending value (after expenses) | $1,016.60 | $1,015.40 | $1,016.10 | $1,014.60 | – | – | $1,010.40 | – |

† For Institutional Shares, Investor Shares, Administrative Shares, Participant Shares, Service Shares and Select Shares; and from October 1, 2007 (commencement of initial offering) to January 31, 2008, for Agency Shares and Premier Shares.

†† Expenses are equal to the fund's annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares and 1.00% for Select Shares; multiplied by the average account value over the period, by 184/365 (to reflect the one-half year period) and .26% for Agency Shares and .51% for Premier Shares, multiplied by the average account over the period, by 123/365 (to reflect actual days in the period), for Dreyfus California AMT-Free Municipal Cash Management expense ratio is .15% for Institutional Shares, .40% for Investor Shares, .25% for Administrative Shares, .55% for Participant Shares, the previous four classes are multiplied by 184/365 (to reflect the one-half year period), and .21% for Agency Shares; multiplied by the average account value over the period, by 123/365 (to reflect actual days in the period).

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended January 31, 2008

| | Institutional | Investor | Administrative | Participant | Service | Select | Agency † | Premier † |
|---|---|---|---|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ 1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | – | – | $1,023.89 | – |
| **Dreyfus Cash Management Plus, Inc.** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | $ 3.57 | $ 5.09 | $ 1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | $1,021.68 | $1,020.16 | $1,023.89 | – |
| **Dreyfus Government Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ 1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | – | – | $1,023.89 | – |
| **Dreyfus Government Prime Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | – | – | $1,023.89 | – |
| **Dreyfus Treasury Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | $ 3.57 | $ 5.09 | $ 1.33 | $ 2.60 |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | $1,021.68 | $1,020.16 | $1,023.89 | $1,022.63 |
| **Dreyfus Treasury Prime Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ 1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | – | – | $1,023.89 | – |
| **Dreyfus Municipal Cash Management Plus** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ 1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | – | – | $1,023.89 | – |
| **Dreyfus New York Municipal Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ 1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | – | – | $1,023.89 | – |
| **Dreyfus Tax Exempt Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ 1.02 | $ 2.29 | $ 1.53 | $ 3.06 | – | – | $ 1.33 | – |
| Ending value (after expenses) | $1,024.20 | $1,022.94 | $1,023.69 | $1,022.18 | – | – | $1,023.89 | – |
| **Dreyfus California AMT-Free Municipal Cash Management** | | | | | | | | |
| Expenses paid per $1,000 †† | $ .77 | $ 2.04 | $ 1.28 | $ 2.80 | – | – | $ 1.07 | – |
| Ending value (after expenses) | $1,024.45 | $1,023.19 | $1,023.95 | $1,022.43 | – | – | $1,024.15 | – |

† *Please note that while Agency and Premier Shares commenced initial offering on October 1, 2007, the "Hypothetical" expenses paid during the period reflect projected activity for the full six month period for purposes of comparability. This projection assumes that annualized expense ratios were in effect during the period August 1, 2007 to January 31, 2008.*

†† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares, 1.00% for Selecet Shares, .26% for Agency Shares and .51% for Premier Shares, for Dreyfus California AMT-Free Municipal Cash Management expense ratio is .15% for Institutional Shares, .40% for Investor Shares, .25% for Administrative Shares, .55% for Participant Shares and .21% for Agency Shares; multiplied by the average account value over the period, by 184/365 (to reflect the one-half year period).*

| Dreyfus Cash Management | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit—39.7%** | | |
| Allied Irish Banks PLC (Yankee) | | |
| 3.24%–4.94%, 6/5/08–6/13/08 | 980,000,000 | 981,182,533 |
| American Express Centurion Bank | | |
| 4.93%–4.95%, 6/6/08–6/10/08 | 200,000,000 | 200,000,000 |
| American Express Company | | |
| 4.93%–4.95%, 6/6/08–6/10/08 | 200,000,000 | 200,000,000 |
| Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) | | |
| 4.90%, 2/19/08 | 100,000,000 | 100,000,000 |
| Bank of Montreal (Yankee) | | |
| 3.25%, 7/29/08 | 80,000,000 | 80,000,000 |
| Bank of Scotland (London) | | |
| 3.55%, 4/24/08 | 500,000,000 | 500,000,000 |
| Bank of Scotland PLC (London) | | |
| 4.40%, 4/10/08 | 400,000,000 | 400,000,000 |
| Bank of Tokyo-Mitsubishi Ltd. (Yankee) | | |
| 4.28%–4.82%, 2/5/08–4/14/08 | 755,000,000 | 755,000,000 |
| Barclays Bank PLC (Yankee) | | |
| 3.05%–5.09%, 2/19/08–7/25/08 | 525,000,000 | 525,000,000 |
| Canadian Imperial Bank of Commerce (Yankee) | | |
| 3.27%–4.91%, 2/19/08–7/28/08 | 1,045,000,000 | 1,045,000,000 |
| Credit Suisse (Yankee) | | |
| 4.44%, 7/3/08 | 400,000,000 | 400,000,000 |
| DEPFA BANK PLC (Yankee) | | |
| 3.04%–4.86%, 2/4/08–5/5/08 | 475,000,000 [a] | 475,000,000 |
| HSBC USA Inc. (London) | | |
| 3.10%–3.11%, 7/31/08 | 500,000,000 | 500,000,000 |
| Mizuho Corporate Bank (Yankee) | | |
| 3.23%, 4/29/08–4/30/08 | 125,000,000 | 125,000,000 |
| Natixis (Yankee) | | |
| 4.53%–4.78%, 3/6/08–4/8/08 | 491,000,000 | 491,000,000 |
| Skandinaviska Enskilda Banken AB (Yankee) | | |
| 5.03%, 2/25/08 | 70,000,000 | 70,000,000 |
| Societe Generale (London) | | |
| 4.53%–4.82%, 2/5/08–7/7/08 | 300,000,000 | 300,000,000 |
| Swedbank (ForeningsSparbanken AB) (Yankee) | | |
| 5.12%, 4/7/08 | 250,000,000 | 250,000,000 |
| UBS AG (Yankee) | | |
| 4.42%–5.50%, 3/12/08–7/3/08 | 620,000,000 | 620,000,000 |
| UniCredito Italiano Bank PLC (Yankee) | | |
| 4.58%, 7/7/08 | 250,000,000 [a] | 250,005,325 |
| UniCredito Italiano SpA (London) (Yankee) | | |
| 3.75%–5.14%, 2/19/08–7/17/08 | 530,000,000 | 530,011,456 |
| Wachovia Bank, N.A. | | |
| 4.80%–4.90%, 4/30/08–5/23/08 | 275,000,000 | 275,000,000 |
| Westpac Banking Corp. (Yankee) | | |
| 3.55%, 4/23/08 | 150,000,000 | 150,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $9,222,199,314) | | **9,222,199,314** |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Commercial Paper−39.0%** | | |
| Allied Irish Banks PLC | | |
| 5.06%, 2/20/08 | 100,000,000 | 99,737,694 |
| Alpine Securitization Corp. | | |
| 5.21%, 2/6/08 | 350,000,000 a | 349,749,653 |
| Barclays U.S. Funding Corp. | | |
| 5.16%, 4/4/08 | 100,000,000 | 99,119,750 |
| Bryant Park Funding LLC | | |
| 5.27%, 2/22/08 | 74,347,000 a | 74,121,481 |
| Caisse des Depots et Consignations | | |
| 4.78%, 3/5/08 | 200,000,000 | 199,138,333 |
| Cancara Asset Securitisation Ltd. | | |
| 3.26%−5.60%, 2/7/08−5/1/08 | 970,000,000 a | 964,203,692 |
| Chariot Funding LLC | | |
| 4.55%, 4/7/08 | 75,912,000 a | 75,285,726 |
| CHARTA LLC | | |
| 3.36%−4.53%, 3/27/08−4/23/08 | 250,000,000 a | 248,177,806 |
| CIESCO LLC | | |
| 4.37%, 4/4/08 | 100,000,000 a | 99,244,000 |
| Citigroup Funding Inc. | | |
| 4.90%−5.57%, 2/1/08−3/7/08 | 650,000,000 | 648,349,319 |
| Commerzbank U.S. Finance Inc. | | |
| 5.13%−5.14%, 2/15/08−2/22/08 | 800,000,000 | 797,940,250 |
| CRC Funding LLC | | |
| 3.36%−5.29%, 2/19/08−4/23/08 | 350,000,000 a | 348,340,250 |
| DEPFA BANK PLC (Yankee) | | |
| 3.06%, 4/24/08 | 126,200,000 a | 125,315,478 |
| DnB NOR Bank ASA | | |
| 4.52%, 7/2/08 | 300,000,000 | 294,401,333 |
| Fairway Finance Company LLC | | |
| 5.50%, 2/22/08 | 100,000,000 a | 99,683,250 |
| Falcon Asset Securitization Corp. | | |
| 3.06%, 4/18/08 | 101,229,000 a | 100,570,787 |
| FCAR Owner Trust, Ser. I | | |
| 3.17%−4.54%, 7/2/08−7/15/08 | 325,000,000 | 319,463,167 |
| Gemini Securitization Corp., LLC | | |
| 4.32%, 4/11/08 | 50,559,000 a | 50,139,220 |
| General Electric Capital Corp. | | |
| 3.02%, 2/4/08 | 500,000,000 | 499,874,166 |
| HVB U.S. Finance Inc. | | |
| 3.93%, 4/10/08 | 42,980,000 a | 42,658,725 |
| JPMorgan Chase & Co. | | |
| 5.15%, 2/4/08 | 200,000,000 | 199,915,667 |
| Lehman Brothers Holdings Inc. | | |
| 4.35%, 5/16/08 | 100,000,000 | 98,750,208 |
| Morgan Stanley | | |
| 5.10%−5.20%, 3/28/08−6/3/08 | 100,000,000 | 98,756,160 |
| Old Line Funding LLC | | |
| 5.27%−5.39%, 2/20/08−2/27/08 | 174,752,000 a | 174,165,007 |

| Dreyfus Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper (continued)** | | |
| Picaros Funding LLC 4.43%, 3/7/08 | 200,000,000 a | 199,144,444 |
| Regency Markets No. 1 LLC 5.05%, 2/15/08 | 80,825,000 a | 80,668,155 |
| Royal Bank of Scotland Group PLC 4.56%, 7/3/08 | 260,000,000 | 255,071,700 |
| Santander Central Hispano Finance (Delaware) Inc. 5.51%, 3/14/08 | 202,000,000 | 200,736,827 |
| Scaldis Capital Ltd. 3.07%−5.60%, 2/8/08−5/6/08 | 1,175,000,000 a | 1,170,119,490 |
| Societe Generale N.A. Inc. 3.90%, 4/22/08 | 350,000,000 | 346,960,250 |
| Solitaire Funding Ltd. 4.37%−4.59%, 4/7/08−4/16/08 | 600,000,000 a | 594,910,306 |
| Thunder Bay Funding LLC 5.00%, 2/13/08 | 100,000,000 a | 99,835,333 |
| **Total Commercial Paper** (cost $9,054,547,627) | | **9,054,547,627** |
| **Corporate Notes−4.7%** | | |
| Cullinan Finance Ltd. 3.07%, 4/22/08−5/15/08 | 300,000,000 a,b | 299,991,829 |
| Fifth Third Bancorp 3.91%, 2/26/08 | 200,000,000 b | 200,000,000 |
| General Electric Capital Corp. 3.79%, 2/26/08 | 100,000,000 b | 100,000,000 |
| Morgan Stanley 4.73%, 2/5/08 | 250,000,000 b | 250,000,000 |
| Wachovia Bank, N.A. 3.98%, 2/27/08 | 250,000,000 b | 250,000,000 |
| **Total Corporate Notes** (cost $1,099,991,829) | | **1,099,991,829** |
| **Promissory Notes−1.8%** | | |
| Goldman Sachs Group Inc. 5.07%−5.20%, 4/1/08−6/17/08 (cost $410,000,000) | 410,000,000 c | **410,000,000** |
| **Time Deposits−1.6%** | | |
| Abbey National Treasury Services PLC (Grand Cayman) 3.25%, 2/1/08 | 300,000,000 | 300,000,000 |
| Key Bank U.S.A., N.A. (Grand Cayman) 3.38%, 2/1/08 | 82,000,000 | 82,000,000 |
| **Total Time Deposits** (cost $382,000,000) | | **382,000,000** |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Repurchase Agreements—16.1%** | | |
| Banc of America Securities LLC | | |
| 3.28%, dated 1/31/08, due 2/1/08 in the amount of $480,043,667 (fully collateralized by $590,347,610 Corporate Bonds, 4.25%-12.86%, due 4/1/08-7/1/32, value $504,000,000) | 480,000,000 | 480,000,000 |
| Barclays Financial LLC | | |
| 3.23%, dated 1/31/08, due 2/1/08 in the amount of $300,026,875 (fully collateralized by $310,424,250 Corporate Bonds, 3.875%-7.95%, due 3/1/10-2/1/35, value $309,000,001) | 300,000,000 | 300,000,000 |
| Bear Stearns Cos. Inc. | | |
| 3.23%, dated 1/31/08, due 2/1/08 in the amount of $300,026,917 (fully collateralized by $518,377,359 Corporate Bonds, .06%-7.86%, due 3/18/11-11/7/47, value $309,001,306) | 300,000,000 | 300,000,000 |
| Credit Suisse (USA) Inc. | | |
| 3.28%, dated 1/31/08, due 2/1/08 in the amount of $210,019,104 (fully collateralized by $213,610,000 Federal Home Loan Mortgage Corp., Participation Certificates, 5.50%, due 10/1/37, value $214,204,362) | 210,000,000 | 210,000,000 |
| Deutsche Bank Securities | | |
| 3.25%, dated 1/31/08, due 2/1/08 in the amount of $577,052,010 (fully collateralized by $532,549,968 Corporate Bonds, .304%-6.154%, due 9/15/21-2/15/51, value $452,232,007 and $159,136,519 Federal Home Loan Mortgage Corp., Participation Certificates, 5.786%, due 10/25/47, value $140,698,595) | 577,000,000 | 577,000,000 |
| Greenwich Capital Markets | | |
| 3.23%, dated 1/31/08, due 2/1/08 in the amount of $88,007,883 (fully collateralized by $67,566,711 Corporate Bonds, 0%-7.869%, due 2/2/17-8/19/46, value $5,771,426, $41,953,000 Federal Home Loan Mortgage Corp., Participation Certificates, 7.716%, due 3/25/36, value $32,573,976, and $68,247,880 Federal National Mortgage Association, 0%-7.407%, due 12/25/31-1/17/40, value $51,792,900) | 88,000,000 | 88,000,000 |
| HSBC USA Inc. | | |
| 3.23%, dated 1/31/08, due 2/1/08 in the amount of $40,003,583 (fully collateralized by $39,666,980 Corporate Bonds, 6.135%-8.125%, due 1/16/13-1/20/37, value $40,348,314 and $2,218,000 Federal National Mortgage Association, Strips, due 8/12/15-2/1/18, value $1,555,250) | 40,000,000 | 40,000,000 |
| J.P. Morgan Chase & Co. | | |
| 3.25%, dated 1/31/08, due 2/1/08 in the amount of $200,018,028 (fully collateralized by $243,766,666 Corporate Bonds, 0%-8.25%, due 7/11/08-6/25/37, value $205,901,371) | 200,000,000 | 200,000,000 |
| Lehman Brothers Inc. | | |
| 3.28%, dated 1/31/08, due 2/1/08 in the amount of $80,007,278 (fully collateralized by $83,540,000 Corporate Bonds, 4.60%-9.875%, due 11/9/09-12/16/50, value $82,399,321) | 80,000,000 | 80,000,000 |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements** (continued) | | |
| Merrill Lynch & Co. Inc. 3.28%, dated 1/31/08, due 2/1/08 in the amount of $508,046,214 (fully collateralized by $555,794,027 Corporate Bonds, 4.625%-12%, due 2/1/08-2/15/37, value $533,404,700) | 508,000,000 | 508,000,000 |
| Morgan Stanley 3.28%, dated 1/31/08, due 2/1/08 in the amount of $600,054,583 (fully collateralized by $2,633,205,761 Corporate Bonds, 0%-15.369%, due 10/15/11-11/12/51, value $621,161,931) | 600,000,000 | 600,000,000 |
| UBS Securities LLC 3.23%, dated 1/31/08, due 2/1/08 in the amount of $350,031,354 (fully collateralized by $342,537,000 Corporate Bonds, 1.50%-11.375%, due 2/15/08-2/1/38, value $360,687,901) | 350,000,000 | 350,000,000 |
| **Total Repurchase Agreements** (cost $3,733,000,000) | | **3,733,000,000** |
| **Total Investments** (cost $23,901,738,770) | **102.9%** | **23,901,738,770** |
| **Liabilities, Less Cash and Receivables** | **(2.9%)** | **(677,166,711)** |
| **Net Assets** | **100.0%** | **23,224,572,059** |

[a]  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $5,921,329,957 or 25.5% of net assets.

[b]  Variable rate security—interest rate subject to periodic change.

[c]  These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securiies were acquired from 9/21/07 to 10/2/07 at a cost of $410,000,000. At January 31, 2008, the aggregate value of these securiies were $410,000,000 representing 1.8% of net assets and are valued at cost.

## Portfolio Summary (Unaudited) [†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 64.9 | Asset-Backed/Single Seller | 1.4 |
| Repurchase Agreements | 16.1 | Asset-Backed/Structured Investment Vehicles | 1.3 |
| Asset-Backed/Multi-Seller Programs | 12.6 | Asset-Backed/Certificates | .3 |
| Brokerage Firms | 3.7 | | |
| Finance | 2.6 | | **102.9** |

[†]  Based on net assets.

See notes to financial statements.

| Dreyfus Cash Management Plus, Inc. | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit—51.1%** | | |
| Banca Monte dei Paschi di Siena SpA (London) | | |
| 4.88%–5.10%, 2/6/08–2/22/08 | 350,000,000 | 350,000,997 |
| Bank of Montreal (Yankee) | | |
| 3.00%–3.10%, 7/22/08–7/31/08 | 350,000,000 | 350,333,800 |
| Bank of Scotland (London) | | |
| 4.84%, 4/8/08 | 150,000,000 | 150,000,000 |
| Bank of Scotland PLC (London) | | |
| 4.40%, 4/10/08 | 300,000,000 | 300,000,000 |
| Bank of the West (Yankee) | | |
| 3.28%, 7/28/08 | 500,000,000 | 500,000,000 |
| Bank of Tokyo-Mitsubishi Ltd. (Yankee) | | |
| 4.77%–4.82%, 2/5/08–5/8/08 | 530,000,000 | 530,000,000 |
| Barclays Bank PLC (Yankee) | | |
| 3.05%–5.08%, 3/19/08–7/25/08 | 675,000,000 | 675,051,239 |
| Canadian Imperial Bank of Commerce (Yankee) | | |
| 4.84%–4.91%, 2/8/08–2/19/08 | 800,000,000 | 800,000,000 |
| Comerica Inc. | | |
| 3.62%–4.48%, 4/8/08–10/22/08 | 245,000,000 | 245,000,000 |
| Credit Agricole (London) | | |
| 3.11%, 7/1/08 | 272,000,000 | 272,000,000 |
| Credit Suisse (Yankee) | | |
| 4.44%, 7/3/08 | 300,000,000 | 300,000,000 |
| DEPFA BANK PLC (Yankee) | | |
| 3.65%, 4/24/08 | 300,000,000 [a] | 300,000,000 |
| Natixis (Yankee) | | |
| 4.78%–5.19%, 2/15/08–3/6/08 | 750,000,000 | 750,000,000 |
| Nordea Bank Finland PLC (Yankee) | | |
| 3.61%, 10/17/08 | 450,000,000 | 453,678,958 |
| Santander Central Hispano Finance (Delaware) Inc. (London) | | |
| 3.05%, 6/23/08–6/25/08 | 248,000,000 | 248,411,865 |
| Societe Generale (London) | | |
| 3.72%–4.82%, 2/5/08–7/18/08 | 550,000,000 | 550,000,000 |
| Swedbank (ForeningsSparbanken AB) (Yankee) | | |
| 5.12%, 4/7/08 | 200,000,000 | 200,000,000 |
| UBS AG (Yankee) | | |
| 3.22%–5.50%, 3/12/08–7/3/08 | 500,000,000 | 501,492,741 |
| UniCredito Italiano SpA (London) | | |
| 4.11%, 7/14/08 | 150,000,000 | 150,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $7,625,969,600) | | **7,625,969,600** |
| | | |
| **Commercial Paper—37.2%** | | |
| ASB Finance Ltd. | | |
| 4.80%–4.95%, 2/4/08–6/5/08 | 250,000,000 [a] | 247,052,333 |
| Atlantis One Funding Corp. | | |
| 4.81%, 2/4/08 | 50,000,000 [a] | 49,980,208 |

| Dreyfus Cash Management Plus, Inc. (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper** (continued) | | |
| Bank of Ireland | | |
| 3.00%, 7/24/08 | 55,000,000 [a] | 54,213,133 |
| BNP Paribas Finance Inc. | | |
| 3.66%, 7/18/08 | 100,000,000 | 98,323,267 |
| CAFCO LLC | | |
| 4.93%, 2/14/08 | 250,000,000 [a] | 249,561,250 |
| Cancara Asset Securitisation Ltd. | | |
| 3.30%–4.85%, 2/19/08–7/11/08 | 365,000,000 [a] | 362,246,783 |
| CIESCO LLC | | |
| 3.36%–4.92%, 2/6/08–4/23/08 | 500,000,000 [a] | 498,280,500 |
| Citigroup Funding Inc. | | |
| 4.90%–5.57%, 2/19/08–3/7/08 | 700,000,000 | 697,621,111 |
| Dexia Delaware LLC | | |
| 4.91%, 2/15/08 | 200,000,000 | 199,622,778 |
| Fairway Finance Company LLC | | |
| 5.50%, 2/22/08 | 100,000,000 [a] | 99,683,250 |
| FCAR Owner Trust, Ser. I | | |
| 3.79%–4.54%, 7/3/08–7/11/08 | 255,000,000 | 250,310,983 |
| Gotham Funding Corp. | | |
| 4.86%, 2/8/08 | 138,211,000 [a] | 138,082,003 |
| JPMorgan Chase & Co. | | |
| 5.04%–5.15%, 2/4/08–4/1/08 | 600,000,000 | 598,513,417 |
| Lehman Brothers Holdings Inc. | | |
| 4.17%–4.22%, 6/13/08–7/14/08 | 300,000,000 | 294,917,750 |
| Morgan Stanley | | |
| 5.20%, 3/28/08 | 50,000,000 | 49,606,056 |
| Regency Markets No. 1 LLC | | |
| 5.05%, 2/15/08 | 100,000,000 [a] | 99,805,945 |
| Royal Bank of Scotland Group PLC | | |
| 3.77%–4.56%, 7/3/08–7/17/08 | 300,000,000 | 294,492,611 |
| Santander Central Hispano Finance (Delaware) Inc. | | |
| 5.51%, 3/14/08 | 200,000,000 | 198,749,333 |
| Scaldis Capital Ltd. | | |
| 4.40%–5.00%, 2/15/08–4/8/08 | 354,150,000 [a] | 351,904,027 |
| Societe Generale N.A. Inc. | | |
| 3.72%, 7/18/08 | 150,000,000 | 147,445,000 |
| Solitaire Funding Ltd. | | |
| 4.42%, 4/16/08 | 150,000,000 [a] | 148,634,375 |
| UBS Finance Delaware LLC | | |
| 3.00%, 7/22/08 | 200,230,000 | 197,403,086 |
| Unicredit Delaware Inc. | | |
| 3.19%, 7/14/08 | 28,250,000 | 27,845,900 |
| Yorktown Capital, LLC | | |
| 4.38%, 4/11/08 | 203,148,000 [a] | 201,437,607 |
| **Total Commercial Paper** | | |
| (cost $5,555,732,706) | | **5,555,732,706** |

| **Dreyfus Cash Management Plus, Inc.** (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Corporate Notes–4.3%** | | |
| Cullinan Finance Ltd. | | |
| 3.07%, 5/15/08 | 450,000,000 a,b | 449,987,293 |
| General Electric Capital Corp. | | |
| 3.79%, 2/26/08 | 100,000,000 b | 100,000,000 |
| Lehman Brothers Holdings Inc. | | |
| 4.12%, 2/23/08 | 97,200,000 b | 97,200,000 |
| **Total Corporate Notes** | | |
| (cost $647,187,293) | | **647,187,293** |
| | | |
| **Promissory Notes–6.1%** | | |
| Goldman Sachs Group Inc. | | |
| 3.26%–5.20%, 2/1/08–6/17/08 | 655,000,000 c | 655,000,000 |
| Merrill Lynch & Co. Inc. | | |
| 4.34%, 2/13/08 | 250,000,000 c | 250,000,000 |
| **Total Promissory Notes** | | |
| (cost $905,000,000) | | **905,000,000** |
| | | |
| **Time Deposit–.8%** | | |
| Key Bank U.S.A., N.A. (Grand Cayman) | | |
| 3.38%, 2/1/08 | | |
| (cost $114,000,000) | 114,000,000 | **114,000,000** |
| | | |
| **Repurchase Agreement–.3%** | | |
| Morgan Stanley | | |
| 3.28%, dated 1/31/08, due 2/1/08 in the amount of $50,004,549 | | |
| (fully collateralized by $72,892,771 Corporate Bonds, | | |
| 6.131%-15.374%, due 10/1/10-4/25/36, value $57,046,324) | | |
| (cost $50,000,000) | 50,000,000 | **50,000,000** |
| **Total Investments** (cost $14,897,889,599) | **99.8%** | **14,897,889,599** |
| **Cash and Receivables (Net)** | **.2%** | **29,123,596** |
| **Net Assets** | **100.0%** | **14,927,013,195** |

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $3,250,868,707 or 21.8% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 5/15/06 to 10/2/07 at a cost of $905,000,000. At January 31, 2008, the aggregate value of these securities was $905,000,000 representing 6.1% of net assets and are valued at cost.*

## Portfolio Summary (Unaudited) [†]

| | Value (%) | | Value (%) |
|---|---:|---|---:|
| Banking | 73.0 | Asset-Backed/Single Seller | 1.7 |
| Asset-Backed/Multi-Seller Programs | 12.1 | Finance | .7 |
| Brokerage Firms | 9.0 | Repurchase Agreement | .3 |
| Asset-Backed/Structured Investment Vehicles | 3.0 | | **99.8** |

[†] *Based on net assets.*

*See notes to financial statements.*

January 31, 2008

| Dreyfus Government Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies−82.7%** | | | |
| Federal Farm Credit Bank: | | | |
| 2/15/08 | 4.06 | 277,000,000 a | 277,000,000 |
| 4/11/08 | 2.99 | 350,000,000 a | 349,980,481 |
| 5/13/08 | 2.98 | 125,000,000 a | 124,993,215 |
| 7/15/08 | 4.26 | 40,115,000 | 39,941,950 |
| 9/22/08 | 3.08 | 410,000,000 a | 410,006,684 |
| 11/17/08 | 2.95 | 75,000,000 a | 75,000,000 |
| 1/14/09 | 3.08 | 77,000,000 a | 76,992,639 |
| 7/23/09 | 3.06 | 375,000,000 a | 375,000,000 |
| 9/15/09 | 3.05 | 320,000,000 a | 319,975,054 |
| Federal Home Loan Bank System: | | | |
| 2/1/08 | 2.00 | 2,000,000,000 | 2,000,000,000 |
| 2/1/08 | 4.37 | 118,350,000 | 118,350,000 |
| 2/6/08 | 4.51 | 62,500,000 | 62,461,372 |
| 2/15/08 | 4.50 | 118,000,000 | 117,796,253 |
| 2/22/08 | 4.50 | 258,975,000 | 258,305,170 |
| 3/19/08 | 4.53 | 133,239,000 | 132,468,397 |
| 3/24/08 | 4.46 | 152,061,000 | 151,100,070 |
| 3/25/08 | 4.52 | 47,020,000 | 46,714,030 |
| 3/26/08 | 4.51 | 220,000,000 | 218,544,700 |
| 4/7/08 | 4.60 | 100,000,000 | 99,175,000 |
| 4/15/08 | 4.32 | 249,465,000 | 249,475,931 |
| 6/11/08 | 4.22 | 37,843,000 | 37,272,895 |
| 6/13/08 | 4.23 | 469,669,000 | 462,485,413 |
| 6/18/08 | 4.23 | 299,750,000 | 294,992,968 |
| 7/7/08 | 3.93 | 95,825,000 | 94,216,072 |
| 7/16/08 | 3.42 | 353,266,000 | 347,792,732 |
| 7/16/08 | 4.13 | 350,000,000 | 351,157,058 |
| 8/8/08 | 4.04 | 50,000,000 | 50,216,956 |
| 8/13/08 | 4.59 | 186,000,000 | 186,240,560 |
| 8/22/08 | 4.50 | 42,000,000 | 41,831,104 |
| Federal Home Loan Mortgage Corp.: | | | |
| 2/21/08 | 4.55 | 22,310,000 | 22,309,070 |
| 6/13/08 | 3.88 | 50,000,000 | 49,294,361 |
| 8/4/08 | 4.30 | 37,061,000 | 37,050,174 |
| 8/15/08 | 4.60 | 48,855,000 | 48,824,221 |
| Federal National Mortgage Association: | | | |
| 2/28/08 | 4.50 | 20,000,000 | 19,933,550 |
| 3/19/08 | 4.32 | 400,000,000 | 397,767,500 |
| 4/30/08 | 4.21 | 775,000,000 | 767,067,875 |
| 5/2/08 | 4.20 | 300,000,000 | 296,868,083 |
| 6/15/08 | 4.16 | 46,057,000 | 45,762,955 |
| 7/2/08 | 3.92 | 124,527,000 | 122,502,744 |

| **Dreyfus Government Cash Management (continued)** | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | |
| Federal National Mortgage Association (continued): | | | |
| 7/15/08 | 4.26 | 38,387,000 | 38,304,329 |
| 7/16/08 | 3.42 | 125,754,000 | 123,805,651 |
| 7/25/08 | 3.90 | 750,000,000 | 736,072,917 |
| **Total U.S. Government Agencies** | | | |
| (cost $10,075,050,134) | | | **10,075,050,134** |
| **Repurchase Agreements−17.4%** | | | |
| Banc of America Securities LLC | | | |
| dated 1/31/08, due 2/1/08 in the amount of $500,041,389 (fully collateralized by $365,911,520 Federal Home Loan Mortgage Corp., 0%-9.30%, due 6/15/21-12/15/37, value $146,329,105, $573,591,642 Federal National Mortgage Association, 0%-26.13%, due 1/25/13-5/25/37, value $175,241,391 and $321,489,671 Government National Mortgage Association, 0%-26.90%, due 5/15/22-3/16/49, value $188,429,505) | 2.98 | 500,000,000 | 500,000,000 |
| Bear Stearns Cos. Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $130,010,725 (fully collateralized by $1,085,210,761 Federal Home Loan Mortgage Corp., 0%-29.31%, due 4/15/11-11/15/37, value $121,126,274 and $603,796,343 Government National Mortgage Association, 2.47%-7.50%, due 4/16/19-9/16/37, value $11,473,744) | 2.97 | 130,000,000 | 130,000,000 |
| Credit Suisse (USA) Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $380,031,139 (fully collateralized by $444,878,363 Federal National Mortgage Association, 0%-5.75%, due 1/1/23-9/25/36, value $364,916,547 and $117,837,405 Government National Mortgage Association, 0%-9.14%, due 10/20/27-1/20/38, value $22,685,689) | 2.95 | 380,000,000 | 380,000,000 |
| Deutsche Bank Securities | | | |
| dated 1/31/08, due 2/1/08 in the amount of $500,041,667 (fully collateralized by $548,293,524 Federal Home Loan Mortgage Corp., 4%-7%, due 11/1/18-12/1/37, value $464,965,171, $49,611,436 Federal National Mortgage Association, 5.05%-6.13%, due 9/1/35-8/1/36, value $40,033,803 and $5,919,099 Government National Mortgage Association, 5.50%-7%, due 5/15/36-6/15/37, value $5,001,026) | 3.00 | 500,000,000 | 500,000,000 |
| Goldman, Sachs & Co. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $219,017,033 (fully collateralized by $30,000,000 Federal Agricultural Mortgage Corp,. 5%, due 10/3/09, value $31,586,967, $145,140,000 Federal Home Loan Bank, 3.875%-5.10%, due 6/13/08-10/13/11, value $150,353,339, $15,262,000 Federal Home Loan Mortgage Corp., 5.25%, due 5/21/09, value $15,923,353 and $23,923,000 Federal National Mortgage Association, 5.125%, due 1/2/14, value $25,516,953) | 2.80 | 219,000,000 | 219,000,000 |

| Dreyfus Government Cash Management (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements (continued)** | | | |
| Merrill Lynch & Co. Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $259,021,224 | | | |
| (fully collateralized by $599,724,892 Federal Home Loan Mortgage | | | |
| Association Corp., 2.11%-9.92%, due 4/15/25-11/15/37, | | | |
| value $69,466,502, $30,425,000 Federal National Mortgage | | | |
| Association, 7.25%-12%, due 7/25/23-7/25/36, value $20,672,896 | | | |
| and $339,361,520 Government National Mortgage Association, | | | |
| 2.37%-11.34%, due 8/15/35-6/16/37, value $174,041,526) | 2.95 | 259,000,000 | 259,000,000 |
| UBS Securities LLC | | | |
| dated 1/31/08, due 2/1/08 in the amount of $131,010,553 | | | |
| (fully collateralized by $136,115,300 Federal National Mortgage | | | |
| Association, 4.50%-6.75%, due 9/25/27-6/25/47, value $133,623,107) | 2.90 | 131,000,000 | 131,000,000 |
| **Total Repurchase Agreements** | | | |
| (cost $2,119,000,000) | | | **2,119,000,000** |
| **Total Investments** (cost $12,194,050,134) | | **100.1%** | **12,194,050,134** |
| **Liabilities, Less Cash and Receivables** | | **(.1%)** | **(12,510,646)** |
| **Net Assets** | | **100.0%** | **12,181,539,488** |

*a  Variable rate security—interest rate subject to periodic change.*


### Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Federal Home Loan Bank System | 43.7 | Federal Farm Credit Bank | 16.8 |
| Federal National Mortgage Association | 20.9 | Federal Home Loan Mortgage Corp | 1.3 |
| Repurchase Agreements | 17.4 | | **100.1** |

*†  Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS
January 31, 2008

| Dreyfus Government Prime Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies−99.9%** | | | |
| Federal Farm Credit Bank: | | | |
| 2/11/08 | 4.26 | 25,000,000 | 24,970,694 |
| 2/12/08 | 4.19 | 100,000,000 a | 100,000,000 |
| 2/15/08 | 4.06 | 150,000,000 a | 150,000,000 |
| 4/1/08 | 2.95 | 50,000,000 a | 50,000,000 |
| 4/11/08 | 2.99 | 100,000,000 a | 99,994,423 |
| 5/1/08 | 4.21 | 10,000,000 | 9,896,750 |
| 5/6/08 | 4.16 | 24,000,000 | 23,740,967 |
| 5/27/08 | 2.99 | 100,000,000 a | 99,993,518 |
| 6/9/08 | 2.96 | 60,000,000 a | 60,000,000 |
| 7/21/08 | 3.01 | 50,000,000 a | 49,995,521 |
| 8/7/08 | 2.96 | 5,500,000 a | 5,499,208 |
| 8/21/08 | 2.97 | 10,000,000 a | 10,000,336 |
| 10/10/08 | 4.09 | 12,215,000 | 12,219,132 |
| 11/14/08 | 3.02 | 50,000,000 a | 50,000,000 |
| 11/17/08 | 2.96 | 100,000,000 a | 99,994,242 |
| 4/24/09 | 3.03 | 100,000,000 a | 100,000,000 |
| 7/23/09 | 3.06 | 125,000,000 a | 125,000,000 |
| Federal Home Loan Bank System: | | | |
| 2/1/08 | 2.00 | 936,000,000 | 936,000,000 |
| 2/1/08 | 4.16 | 212,833,000 | 212,833,000 |
| 2/1/08 | 4.41 | 150,000,000 | 150,000,000 |
| 2/8/08 | 4.32 | 150,000,000 | 149,875,361 |
| 2/22/08 | 4.98 | 165,000,000 | 164,531,262 |
| 2/27/08 | 4.34 | 35,148,000 | 35,039,100 |
| 3/5/08 | 4.98 | 109,000,000 | 108,514,405 |
| 3/10/08 | 4.74 | 50,000,000 | 49,755,639 |
| 3/18/08 | 4.83 | 130,000,000 a | 129,966,465 |
| 3/23/08 | 4.73 | 19,700,000 a | 19,697,462 |
| 3/24/08 | 5.18 | 5,000,000 | 4,983,528 |
| 3/26/08 | 4.33 | 175,000,000 | 173,876,500 |
| 5/7/08 | 4.33 | 50,000,000 | 49,435,333 |
| 5/8/08 | 4.21 | 68,730,000 | 68,755,705 |
| 7/15/08 | 4.11 | 8,390,000 | 8,331,584 |
| 7/16/08 | 4.13 | 200,000,000 | 200,662,982 |

| **Dreyfus Government Prime Cash Management** | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | |
| Federal Home Loan Bank System (continued): | | | |
| 8/15/08 | 4.58 | 2,000,000 | 2,007,802 |
| 8/25/08 | 4.60 | 77,440,000 | 77,549,863 |
| 9/17/08 | 4.37 | 100,000,000 | 100,195,613 |
| Tennessee Valley Authority | | | |
| 3/13/08 | 4.13 | 200,000,000 | 199,068,389 |
| **Total Investments** (cost $3,912,384,784) | | **99.9%** | **3,912,384,784** |
| **Cash and Receivables (Net)** | | **.1%** | **5,487,210** |
| **Net Assets** | | **100.0%** | **3,917,871,994** |

*a Variable rate security—interest rate subject to periodic change.*

### Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Federal Home Loan Bank System | 67.5 | Tennessee Valley Authority | 5.1 |
| Federal Farm Credit Bank | 27.3 | | **99.9** |

*† Based on net assets.*
*See notes to financial statements.*

| Dreyfus Treasury Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements—100.2%** | | | |
| Banc of America Securities LLC | | | |
| dated 1/31/08, due 2/1/08 in the amount of $700,030,139 (fully collateralized by $226,322,000 Treasury Inflation Protected Securities, 2.625%-3.875%, due 1/15/09-7/15/17, value $270,567,471 and $428,419,000 U.S. Treasury Notes, 3.625%-4.875%, due 11/15/08-10/31/09, value $443,433,255) | 1.55 | 700,000,000 | 700,000,000 |
| Banc of America Securities LLC | | | |
| dated 1/31/08, due 2/1/08 in the amount of $1,791,124,375 (fully collateralized by $2,183,317,421 Government National Mortgage Association, 4.90%-7%, due 9/20/24-2/15/50, value $1,826,820,001) | 2.50 | 1,791,000,000 | 1,791,000,000 |
| Barclays Financial LLC | | | |
| dated 1/31/08, due 2/1/08 in the amount of $100,004,861 (fully collateralized by $76,866,000 Treasury Inflation Protected Securities, 3.875%, due 1/15/09, value $102,001,038) | 1.75 | 100,000,000 | 100,000,000 |
| Barclays Financial LLC | | | |
| dated 1/31/08, due 2/1/08 in the amount of $1,260,059,500 (fully collateralized by $443,990,000 Treasury Inflation Protected Securities, 2%-3.875%, due 1/15/09-4/15/12, value $501,637,867, $156,462,000 U.S. Treasury Bonds, 8%, due 11/15/21, value $220,460,133, $544,676,000 U.S. Treasury Notes, 2.875%-5.625%, due 5/15/08-1/31/13, value $563,028,911 and $80,170 U.S. Treasury Strips, due 8/15/11, value $73,090) | 1.70 | 1,260,000,000 | 1,260,000,000 |
| Bear Stearns Cos. Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $1,000,046,944 (fully collateralized by $486,449,000 Treasury Inflation Protected Securities, .875%-3.875%, due 4/15/10-4/15/29, value $586,263,245, $131,190,000 U.S. Treasury Bonds, 4.50%-8.75%, due 8/15/20-2/15/36, value $172,455,610 and $262,677,000 U.S. Treasury Notes, 3.125%-6%, due 5/15/08-9/30/11, value $268,351,326) | 1.69 | 1,000,000,000 | 1,000,000,000 |
| BNP Paribas | | | |
| dated 1/31/08, due 2/1/08 in the amount of $150,007,292 (fully collateralized by $124,949,000 U.S. Treasury Bonds, 6%, due 2/15/26, value $153,000,594) | 1.75 | 150,000,000 | 150,000,000 |
| Citigroup Global Markets Holdings Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $200,006,667 (fully collateralized by $27,169,000 U.S. Treasury Bonds, 8.75%, due 8/15/20, value $40,480,544, $116,275,000 U.S. Treasury Notes, 3.25%-4.875%, due 11/15/08-12/31/09, value $118,980,329 and $67,205,000 U.S. Treasury Strips, due 2/15/18, value $44,539,442) | 1.20 | 200,000,000 | 200,000,000 |
| Credit Suisse (USA) Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $1,500,072,917 (fully collateralized by $502,034,000 U.S. Treasury Bonds, 5.25%-6%, due 2/15/26-2/15/31, value $571,359,609 and $880,927,000 U.S. Treasury Notes, 4.12%-5.12%, due 8/31/12-8/15/17, value $958,648,821) | 1.75 | 1,500,000,000 | 1,500,000,000 |
| Credit Suisse (USA) Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $1,501,104,236 (fully collateralized by $1,374,705,962 Government National Mortgage Association, 5%-9%, due 6/15/09-11/15/43, value $766,023,008 and $838,542,781 U.S. Treasury Strips, due 2/15/08-2/15/18, value $765,001,441) | 2.50 | 1,501,000,000 | 1,501,000,000 |
| Deutsche Bank Securities | | | |
| dated 1/31/08, due 2/1/08 in the amount of $2,688,130,667 (fully collateralized by $744,892,000 Treasury Inflation Protected Securities, 2%-3.625%, due 1/15/16-4/15/28, value $856,560,714, $615,000 U.S. Treasury Bills, due 6/26/08, value $609,502, $1,073,983,000 U.S. Treasury Bonds, 6%-13.25%, due 5/15/14-2/15/26, value $1,481,309,333 and $372,321,000 U.S. Treasury Notes, 4.75%-6%, due 4/30/08-8/15/17, value $403,280,726) | 1.75 | 2,688,000,000 | 2,688,000,000 |

| **Dreyfus Treasury Cash Management (continued)** | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements** (continued) | | | |
| Goldman, Sachs & Co. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $393,017,467 (fully collateralized by $288,416,000 Treasury Inflation Protected Securities, 2.625%-3.875%, due 7/15/17-4/15/29, value $400,860,580) | 1.60 | 393,000,000 | 393,000,000 |
| Greenwich Capital Markets | | | |
| dated 1/31/08, due 2/1/08 in the amount of $640,031,111 (fully collateralized by $620,013,000 U.S. Treasury Notes, 4.25%-4.625%, due 7/31/09-8/15/14, value $652,800,936) | 1.75 | 640,000,000 | 640,000,000 |
| HSBC USA Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $800,038,889 (fully collateralized by $1,498,668,774 U.S. Treasury Strips, due 11/15/19-2/15/24, value $816,002,101) | 1.75 | 800,000,000 | 800,000,000 |
| J.P. Morgan Chase & Co. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $200,015,000 (fully collateralized by $475,616,539 Government National Mortgage Association, 4.50%-8.50%, due 5/15/08-10/15/49, value $204,000,004) | 2.70 | 200,000,000 | 200,000,000 |
| Lehman Brothers Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $1,176,053,900 (fully collateralized by $1,205,065,000 U.S. Treasury Bills, due 3/13/08-7/10/08, value $1,199,524,051) | 1.65 | 1,176,000,000 | 1,176,000,000 |
| Merrill Lynch & Co. Inc. | | | |
| dated 1/31/08, due 2/1/08 in the amount of $3,038,135,022 (fully collateralized by $2,961,027,000 U.S. Treasury Notes, 4%-5%, due 11/15/08-8/15/11, value $3,098,765,232) | 1.60 | 3,038,000,000 | 3,038,000,000 |
| UBS Securities LLC | | | |
| dated 1/31/08, due 2/1/08 in the amount of $500,022,917 (fully collateralized by $1,161,411,000 U.S. Treasury Strips, due 11/15/22-5/15/30, value $510,001,702) | 1.65 | 500,000,000 | 500,000,000 |
| **Total Investments** (cost $17,637,000,000) | **100.2%** | | **17,637,000,000** |
| **Liabilities, Less Cash and Receivables** | **(.2%)** | | **(37,293,636)** |
| **Net Assets** | **100.0%** | | **17,599,706,364** |

Portfolio Summary (Unaudited)[†]

| | Value (%) |
|---|---|
| Repurchase Agreements | **100.2** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS
January 31, 2008

| Dreyfus Treasury Prime Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Treasury Bills−93.8%** | | | |
| 2/7/08 | 3.11 | 1,327,895,000 | 1,327,208,573 |
| 2/14/08 | 3.10 | 1,833,000,000 | 1,830,960,883 |
| 2/21/08 | 2.31 | 760,051,000 | 759,079,800 |
| 2/28/08 | 2.78 | 580,000,000 | 578,797,600 |
| 3/6/08 | 4.06 | 10,200,000 | 10,161,563 |
| 3/13/08 | 1.93 | 467,500,000 | 466,474,715 |
| 3/20/08 | 1.60 | 27,000,000 | 26,942,400 |
| 3/27/08 | 3.05 | 101,000,000 | 100,532,454 |
| 4/3/08 | 3.32 | 1,039,000,000 | 1,033,124,638 |
| 4/17/08 | 3.05 | 410,000,000 | 407,395,944 |
| 4/24/08 | 2.27 | 599,000,000 | 595,885,356 |
| 5/1/08 | 4.01 | 150,000,000 | 148,526,250 |
| 5/8/08 | 2.56 | 228,000,000 | 226,442,665 |
| 5/15/08 | 3.67 | 205,000,000 | 202,868,000 |
| 5/22/08 | 3.41 | 275,000,000 | 272,155,240 |
| 5/29/08 | 3.39 | 240,000,000 | 237,380,400 |
| 6/5/08 | 3.13 | 200,000,000 | 197,857,639 |
| 6/12/08 | 3.19 | 100,000,000 | 98,848,667 |
| 6/19/08 | 2.37 | 81,500,000 | 80,760,501 |
| 7/17/08 | 2.35 | 181,500,000 | 179,546,657 |
| **Total U.S. Treasury Bills** (cost $8,780,949,945) | | | **8,780,949,945** |
| | | | |
| **U.S. Treasury Notes−6.2%** | | | |
| 3/31/08 | 3.04 | 75,000,000 | 75,188,670 |
| 5/15/08 | 3.71 | 200,000,000 | 199,939,506 |
| 8/15/08 | 3.22 | 300,000,000 | 301,236,473 |
| **Total U.S. Treasury Notes** (cost $576,364,649) | | | **576,364,649** |
| **Total Investments** (cost $9,357,314,594) | | 100.0% | 9,357,314,594 |
| **Cash and Receivables (Net)** | | .0% | 2,024,393 |
| **Net Assets** | | 100.0% | 9,359,338,987 |

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasury Bills | 93.8 | U.S. Treasury Notes | 6.2 |
| | | | **100.0** |

† *Based on net assets.*
*See notes to financial statements.*

| Dreyfus Municipal Cash Management Plus | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments−96.2%** | | | | |
| **Alabama−2.9%** | | | | |
| Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank) | 2.43 | 2/7/08 | 40,000,000 a | 40,000,000 |
| Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank) | 2.20 | 2/7/08 | 2,200,000 a | 2,200,000 |
| Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America) | 2.29 | 2/7/08 | 20,750,000 a,b | 20,750,000 |
| Scottsboro Industrial Development Board, IDR (Aluminum One of Alabama, Inc. Project) (LOC; National City Bank) | 2.37 | 2/7/08 | 6,800,000 a | 6,800,000 |
| Southeast Alabama Gas District, Supply Project Revenue (Liquidity Facility; Societe Generale) | 1.92 | 2/1/08 | 1,700,000 a | 1,700,000 |
| Stevenson Industrial Development Board, EIR (The Mead Corporation Project) (LOC; JPMorgan Chase Bank) | 2.22 | 2/7/08 | 3,400,000 a | 3,400,000 |
| **Alaska−.3%** | | | | |
| Alaska, International Airports System Revenue, Refunding (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 2.56 | 2/7/08 | 7,150,000 a,b | 7,150,000 |
| **Arizona−.6%** | | | | |
| Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA) | 2.25 | 2/7/08 | 9,700,000 a | 9,700,000 |
| Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA) | 2.32 | 2/7/08 | 1,010,000 a | 1,010,000 |
| Phoenix Civic Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 2.56 | 2/7/08 | 4,580,000 a,b | 4,580,000 |
| **Arkansas−.2%** | | | | |
| Pulaski County Public Facilities Board, MFHR, Refunding (Markham Oaks and Indian Hills Apartments Projects) (LOC; Regions Bank) | 2.32 | 2/7/08 | 6,400,000 a | 6,400,000 |
| **California−1.3%** | | | | |
| FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC) | 2.40 | 2/7/08 | 16,569,608 a,b | 16,569,608 |
| Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 5.30 | 2/7/08 | 15,995,000 a,b | 15,995,000 |
| **Colorado−1.9%** | | | | |
| Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California) | 2.17 | 2/7/08 | 3,250,000 a | 3,250,000 |
| Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank) | 2.18 | 2/7/08 | 10,000,000 a | 10,000,000 |
| Colorado Housing and Finance Authority, EDR (Monaco LLC Project) (LOC; JPMorgan Chase Bank) | 2.35 | 2/7/08 | 2,940,000 a | 2,940,000 |
| Colorado Housing and Finance Authority, EDR (Popiel Properties, LLC Project) (LOC; Wells Fargo Bank) | 2.38 | 2/7/08 | 3,100,000 a | 3,100,000 |
| Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA) | 2.30 | 2/7/08 | 3,035,000 a | 3,035,000 |
| Denver City and County, Airport System Revenue (Insured; CIFG and Liquidity Facility; Morgan Stanley Bank) | 4.50 | 2/7/08 | 4,700,000 a | 4,700,000 |
| Erie, COP (LOC; Key Bank) | 2.22 | 2/7/08 | 4,165,000 a | 4,165,000 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Colorado (continued)** | | | | |
| Morgan Keegan Municipal Products Inc. Trust<br>(City and County of Denver) (Liquidity Facility; Lloyds<br>TSB Bank PLC and LOC; Natixis Commercial Paper Corporation) | 2.34 | 2/7/08 | 14,400,000 a,b | 14,400,000 |
| Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas) | 2.25 | 2/7/08 | 2,600,000 a | 2,600,000 |
| **Connecticut−.7%** | | | | |
| Connecticut Health and Educational Facilities<br>Authority, Revenue (Yale University Issue) | 1.50 | 2/1/08 | 1,400,000 a | 1,400,000 |
| Connecticut Health and Educational Facilities<br>Authority, Revenue (Yale University Issue) | 1.60 | 2/1/08 | 7,500,000 a | 7,500,000 |
| New Haven, GO Notes, BAN | 4.00 | 3/26/08 | 5,000,000 | 5,001,650 |
| South Central Connecticut Regional Water Authority,<br>Water System Revenue, BAN | 3.38 | 4/8/08 | 3,280,000 | 3,283,136 |
| **Delaware−.1%** | | | | |
| Delaware Economic Development Authority, Revenue (Saint<br>Anne's Episcopal School Project) (LOC; Wilmington Trust Co.) | 2.24 | 2/7/08 | 3,800,000 a | 3,800,000 |
| **District of Columbia−3.2%** | | | | |
| Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program)<br>(Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank) | 2.24 | 2/7/08 | 30,000,000 a,b | 30,000,000 |
| District of Columbia, CP (National Academy of Science)<br>(Insured; AMBAC and Liquidity Facility; Bank of America) | 2.90 | 3/6/08 | 14,000,000 | 14,000,000 |
| District of Columbia, Revenue, Refunding<br>(American Association of Homes and Services<br>for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA) | 2.26 | 2/7/08 | 11,090,000 a | 11,090,000 |
| Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America) | 2.65 | 3/6/08 | 10,000,000 | 10,000,000 |
| Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America) | 2.97 | 5/19/08 | 18,000,000 | 18,000,000 |
| **Florida−11.4%** | | | | |
| Broward County, Sales Tax Revenue, CP<br>(Liquidity Facility; Dexia Credit Locale) | 3.12 | 3/7/08 | 5,000,000 | 5,000,000 |
| Broward County Housing Finance Authority, MFHR<br>(Cypress Grove Apartments Project) (Liquidity Facility;<br>American International Group Funding Inc.) | 3.03 | 2/7/08 | 5,000,000 a | 5,000,000 |
| Florida, State Board of Education, Public Education Capital Outlay, GO Notes | 4.00 | 6/1/08 | 1,000,000 | 1,005,524 |
| Florida, State Board of Education, Public Education Capital Outlay, GO Notes | 5.00 | 6/1/08 | 2,810,000 | 2,834,692 |
| Florida, State Board of Education, Public Education Capital Outlay, GO Notes | 5.00 | 6/1/08 | 1,000,000 | 1,008,787 |
| Florida, State Board of Education, Public<br>Education Capital Outlay, GO Notes, Refunding | 5.00 | 6/1/08 | 3,350,000 | 3,379,438 |
| Florida, State Board of Education, Public<br>Education Capital Outlay, GO Notes, Refunding | 5.00 | 6/1/08 | 1,800,000 | 1,815,817 |
| Florida Housing Finance Agency, Housing Revenue<br>(Caribbean Key Apartments Project) (LOC; FNMA) | 2.30 | 2/7/08 | 11,425,000 a | 11,425,000 |
| Greater Orlando Aviation Authority, Airport Facility Revenue<br>(FlightSafety International Inc. Project) (LOC; Berkshire Hathaway) | 2.19 | 2/7/08 | 6,700,000 a | 6,700,000 |
| Gulf Breeze, Revenue (Local Government Loan Program)<br>(Insured; FGIC and Liquidity Facility; Dexia Credit Locale) | 4.25 | 2/7/08 | 37,675,000 a | 37,675,000 |
| Jacksonville Electric Authority, Revenue, CP<br>(Liquidity Facility; JPMorgan Chase Bank) | 3.41 | 2/14/08 | 12,000,000 | 12,000,000 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Florida** (continued) | | | | |
| Jacksonville Health Facilities Authority, Health Facilities Revenue<br>(River Garden/Coves Project) (LOC; Wachovia Bank) | 2.20 | 2/7/08 | 540,000 [a] | 540,000 |
| Jacksonville Health Facilities Authority, HR (Charity Obligated<br>Group–Baptist/Saint Vincent's Health System, Inc.)<br>(Insured; MBIA and Liquidity Facility; Bank of America) | 1.88 | 2/1/08 | 2,800,000 [a] | 2,800,000 |
| Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank) | 2.80 | 3/12/08 | 15,000,000 | 15,000,000 |
| Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank) | 2.60 | 5/22/08 | 22,000,000 | 22,000,000 |
| Lee Memorial Health System Board of Directors,<br>HR (Lee Memorial Health System) | 2.06 | 2/7/08 | 12,700,000 [a] | 12,700,000 |
| Manatee County, PCR, Refunding (Florida Power and Light Company Project) | 2.00 | 2/1/08 | 12,460,000 [a] | 12,460,000 |
| Martin County, PCR, Refunding (Florida Power and Light Company Project) | 2.08 | 2/1/08 | 19,500,000 [a] | 19,500,000 |
| Miami-Dade County Industrial Development Authority,<br>IDR (Fine Art Lamps Project) (LOC; SunTrust Bank) | 2.19 | 2/7/08 | 3,350,000 [a] | 3,350,000 |
| Miami-Dade County School District, Revenue Anticipation Renewal Notes | 3.50 | 5/29/08 | 15,000,000 | 15,074,370 |
| Orange County Housing Finance Authority, Homeowner Revenue<br>(Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC) | 2.26 | 2/7/08 | 1,480,000 [a,b] | 1,480,000 |
| Orlando Utilities Commission, Water and Electric Revenue, Refunding | 5.00 | 10/1/08 | 5,000,000 | 5,050,062 |
| Palm Beach County, Revenue (Morse Obligation<br>Group) (LOC; Commerce Bank NA) | 2.21 | 2/7/08 | 11,900,000 [a] | 11,900,000 |
| Putnam County Development Authority, PCR, Refunding<br>(Florida Power and Light Company Project) | 2.00 | 2/1/08 | 2,080,000 [a] | 2,080,000 |
| Sunshine State Governmental Financing Commission,<br>Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.45 | 2/12/08 | 7,362,000 | 7,362,000 |
| Sunshine State Governmental Financing Commission,<br>Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.05 | 2/14/08 | 20,000,000 | 20,000,000 |
| Sunshine State Governmental Financing Commission,<br>Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 2.58 | 6/11/08 | 12,000,000 | 12,000,000 |
| Sunshine State Governmental Financing Commission,<br>Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 2.63 | 6/11/08 | 6,000,000 | 6,000,000 |
| Sunshine State Governmental Financing Commission,<br>Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 2.65 | 6/11/08 | 22,000,000 | 22,000,000 |
| Sunshine State Governmental Financing Commission,<br>Revenue, CP (Liquidity Facility; SunTrust Bank) | 2.70 | 5/9/08 | 2,461,000 | 2,461,000 |
| Volusia County School District, GO Notes, TAN | 4.00 | 9/17/08 | 16,000,000 | 16,054,159 |
| **Georgia—3.0%** | | | | |
| Athens-Clarke County Residential Care Facilities<br>for the Elderly Authority, Revenue, Refunding<br>(Wesley Woods of Athens, Inc. Project) (LOC; SunTrust Bank) | 2.17 | 2/7/08 | 1,000,000 [a] | 1,000,000 |
| Atlanta, Subordinate Lien Tax Allocation<br>(Atlantic Station Project) (LOC; Wachovia Bank) | 2.15 | 2/7/08 | 4,000,000 [a] | 4,000,000 |
| Bainbridge and Decatur County Development Authority, IDR<br>(Rand Group Limited Project) (LOC; National City Bank) | 2.37 | 2/7/08 | 9,335,000 [a] | 9,335,000 |
| Georgia Road and Thruway Authority, Federal Highway Reimbursement<br>Revenue, CP (Liquidity Facility; State Street Bank and Trust Co.) | 2.75 | 3/4/08 | 12,000,000 | 12,000,000 |
| Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank) | 2.70 | 4/9/08 | 20,000,000 | 20,000,000 |
| Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank) | 2.65 | 5/8/08 | 9,800,000 | 9,800,000 |

| Dreyfus Municipal<br>  Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Georgia (continued)** | | | | |
| Private Colleges and Universities Authority, CP (Emory University Project) | 3.55 | 3/6/08 | 10,000,000 | 10,000,000 |
| RBC Municipal Products Inc. Trust (Dekalb County Housing Authority,<br>  MFHR (North Hills Apartments Project)) (Liquidity Facility;<br>  Royal Bank of Canada and LOC; Royal Bank of Canada) | 2.93 | 2/7/08 | 11,595,000 [a,b] | 11,595,000 |
| **Illinois—6.8%** | | | | |
| Chicago, Collateralized SFMR | 3.65 | 8/27/08 | 15,000,000 | 15,000,000 |
| Chicago, Collateralized SFMR | 3.58 | 10/7/08 | 3,000,000 | 3,000,000 |
| Chicago, IDR (Victoria Limited LLC Project) (LOC; ABN-AMRO) | 2.25 | 2/7/08 | 3,350,000 [a] | 3,350,000 |
| Chicago, Midway Airport Second Lien Revenue<br>  (Insured; MBIA and Liquidity Facility; Commerzbank AG) | 2.60 | 2/1/08 | 20,140,000 [a] | 20,140,000 |
| Illinois Educational Facilities Authority, Revenue, CP<br>  (Field Museum of Natural History) (LOC; Bank of America) | 3.45 | 4/8/08 | 8,000,000 | 8,000,000 |
| Illinois Educational Facility Authority, Revenue, CP<br>  (Pooled Finance Program) (LOC; Northern Trust Co.) | 3.33 | 3/12/08 | 16,000,000 | 16,000,000 |
| Illinois Finance Authority, Revenue (Fenwick High<br>  School, Inc. Project) (LOC; JPMorgan Chase Bank) | 2.23 | 2/7/08 | 7,835,000 [a] | 7,835,000 |
| Illinois Health Facilities Authority, Revenue (The<br>  University of Chicago Hospitals and Health System)<br>  (Insured; MBIA and Liquidity Facility; Bank One) | 2.65 | 2/1/08 | 13,750,000 [a] | 13,750,000 |
| Illinois Toll Highway Authority, Toll Highway Senior Priority Revenue<br>  (Insured; XLCA and Liquidity Facility; Dexia Credit Locale) | 3.45 | 2/7/08 | 63,300,000 [a] | 63,300,000 |
| Puttable Floating Option Tax Exempt Receipts (Illinois Municipal<br>  Electric Agency, Power Supply System Revenue) (Insured;<br>  FGIC and Liquidity Facility; Merrill Lynch Capital Services) | 3.50 | 2/7/08 | 16,095,000 [a,b] | 16,095,000 |
| Upper Illinois River Valley Development Authority, SWDR<br>  (Exolon-ESK Company Project) (LOC; Bank of America) | 2.24 | 2/7/08 | 8,405,000 [a] | 8,405,000 |
| **Indiana—2.7%** | | | | |
| Carmel, Waterworks Revenue, BAN | 3.75 | 9/21/08 | 13,000,000 | 13,001,204 |
| Elkhart County, EDR (Four Seasons<br>  Manufacturing Project) (LOC; National City Bank) | 2.37 | 2/7/08 | 3,725,000 [a] | 3,725,000 |
| Indiana Finance Authority, EDR (Beford Machine and<br>  Tool, Inc., Metal Technologies, Inc. and Beford<br>  Recycling, Inc. Project) (LOC; Fifth Third Bank) | 2.82 | 2/7/08 | 7,000,000 [a] | 7,000,000 |
| Indiana Finance Authority, EDR (JRL Leasing, Inc. and<br>  LaSarre Co., LLC Project) (LOC; National City Bank) | 2.37 | 2/7/08 | 3,755,000 [a] | 3,755,000 |
| Indiana Health and Educational Facility Financing Authority, Revenue<br>  (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.) | 2.28 | 2/7/08 | 35,060,000 [a,b] | 35,060,000 |
| Indianapolis Local Public Improvement Bond Bank, Notes | 2.95 | 1/8/09 | 5,000,000 | 5,000,000 |
| Saint Joseph County, Health Care Facility Revenue (South Bend<br>  Medical Foundation Project) (LOC; National City Bank) | 2.31 | 2/7/08 | 2,600,000 [a] | 2,600,000 |
| **Iowa—.6%** | | | | |
| Iowa Finance Authority, SFMR (Mortgage-Backed Securities<br>  Program) (Liquidity Facility; State Street Bank and Trust Co.) | 2.08 | 2/7/08 | 4,500,000 [a] | 4,500,000 |
| Iowa School Corporation, TAN (Iowa School<br>  Cash Anticipation Program) (Insured; FSA) | 3.75 | 1/23/09 | 10,500,000 | 10,609,690 |

| Dreyfus Municipal Cash Management Plus (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Kansas−.4%** | | | | |
| Junction City, GO Temporary Notes | 5.00 | 6/1/08 | 6,000,000 | 6,019,219 |
| Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA) | 2.86 | 2/7/08 | 3,350,000 a | 3,350,000 |
| **Kentucky−3.5%** | | | | |
| Jefferson County, Retirement Home Revenue (Nazareth Literary and Benevolent Institution Project) (LOC; Fifth Third Bank) | 2.82 | 2/7/08 | 9,500,000 a | 9,500,000 |
| Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank) | 2.50 | 2/7/08 | 31,800,000 a | 31,800,000 |
| Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.45 | 2/6/08 | 16,700,000 | 16,700,000 |
| Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.40 | 2/13/08 | 12,500,000 | 12,500,000 |
| Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services, Inc. Project) (LOC; Bank One) | 2.27 | 2/7/08 | 6,100,000 a | 6,100,000 |
| Kentucky Rural Water Finance Corporation, Public Projects Construction Notes | 3.65 | 4/1/08 | 5,500,000 | 5,500,000 |
| Kentucky Turnpike Authority, Economic Development Road Revenue, Refunding (Revitalization Projects) | 5.50 | 7/1/08 | 1,000,000 | 1,014,113 |
| Kentucky Turnpike Authority, Economic Development Road Revenue, Refunding (Revitalization Projects) | 6.50 | 7/1/08 | 7,155,000 | 7,285,355 |
| Public Energy Authority of Kentucky, Inc., Gas Supply Revenue (Liquidity Facility; Societe Generale) | 1.92 | 2/1/08 | 400,000 a | 400,000 |
| **Louisiana−3.0%** | | | | |
| Ascension Parish, Revenue (BASF Corporation Project) | 2.07 | 2/1/08 | 8,300,000 a | 8,300,000 |
| Louisiana Public Facilities Authority, Revenue, Refunding (Putters Program) (Tulane University of Louisiana Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.05 | 2/7/08 | 14,535,000 a,b | 14,535,000 |
| Morgan Keegan Municipal Products Inc. (East Baton Rouge Mortgage Finance Authority, SFMR) (Insured; Transamerica Life and Insurance and Liquidity Facility; Lloyds TSB Bank PLC) | 2.34 | 2/7/08 | 22,000,000 a,b | 22,000,000 |
| Morgan Keegan Municipal Products Inc. (New Orleans Finance Authority) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Transamerica Life and Insurance) | 2.34 | 2/7/08 | 25,000,000 a,b | 25,000,000 |
| Shreveport, Airport System Revenue, Refunding (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank) | 2.60 | 2/7/08 | 7,090,000 a | 7,090,000 |
| **Maine−.4%** | | | | |
| Maine Finance Authority, Revenue (Waynflete School Issue) (LOC; JPMorgan Chase Bank) | 2.18 | 2/7/08 | 11,090,000 a | 11,090,000 |
| **Maryland−.8%** | | | | |
| Anne Arundel County, EDR (Atlas Container Corporation Project) (LOC; M&T Bank) | 2.90 | 2/7/08 | 7,475,000 a | 7,475,000 |
| Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank) | 2.83 | 2/7/08 | 6,680,000 a | 6,680,000 |
| Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) (LOC; M&T Bank) | 2.90 | 2/7/08 | 2,054,500 a | 2,054,500 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Maryland (continued)** | | | | |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Charles County Nursing Center) (Liquidity Facility; M&T Bank) | 2.83 | 2/7/08 | 3,900,000 a | 3,900,000 |
| **Massachusetts—1.7%** | | | | |
| Macon Trust Various Certificates (Massachusetts Health and Educational Facilities Authority—Harvard Vanguard Medical Associates Issue) (Liquidity Facility; Bank of America and LOC; Bank of America) | 2.29 | 2/7/08 | 10,750,000 a,b | 10,750,000 |
| Massachusetts, CP (LOC; Bank of Nova Scotia) | 3.34 | 3/5/08 | 25,000,000 | 25,000,000 |
| Massachusetts Development Finance Agency, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.) | 5.30 | 2/7/08 | 4,000,000 a,b | 4,000,000 |
| Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank) | 2.19 | 2/7/08 | 5,500,000 a | 5,500,000 |
| **Michigan—3.3%** | | | | |
| Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale) | 7.00 | 2/1/08 | 19,840,000 a | 19,840,000 |
| Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; National City Bank) | 2.19 | 2/7/08 | 3,620,000 a | 3,620,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; ABN-AMRO) | 2.33 | 2/7/08 | 5,000,000 a | 5,000,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 2.23 | 2/7/08 | 6,500,000 a | 6,500,000 |
| Michigan Housing Development Authority, SFMR | 3.05 | 9/3/08 | 18,000,000 | 18,000,000 |
| Michigan Housing Development Authority, SFMR (Liquidity Facility; KBC Bank) | 2.20 | 2/7/08 | 20,000,000 a | 20,000,000 |
| Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank) | 2.89 | 2/7/08 | 1,860,000 a | 1,860,000 |
| Michigan Strategic Fund, LOR (Kaumagraph Flint Corporation Project) (LOC; Bank One) | 2.40 | 2/7/08 | 2,100,000 a | 2,100,000 |
| Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO) | 2.35 | 2/7/08 | 3,000,000 a | 3,000,000 |
| Pittsfield Township Economic Development Corporation, LOR, Refunding (Arbor Project) (LOC; Comerica Bank) | 2.25 | 2/7/08 | 4,625,000 a | 4,625,000 |
| **Mississippi—.2%** | | | | |
| Mississippi Business Finance Corporation, Gulf Opportunity Zone IDR (Chevron U.S.A. Inc. Project) | 2.15 | 2/7/08 | 5,000,000 a | 5,000,000 |
| **Missouri—1.5%** | | | | |
| Kansas City Municipal Assistance Corporation, Leasehold Improvement Revenue, Refunding (Putters Program) (H. Roe Bartle Convention Center, Music Hall and Municipal Auditorium Parking Garage Projects) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 2.90 | 2/7/08 | 11,465,000 a,b | 11,465,000 |
| Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA) | 2.87 | 2/19/08 | 18,645,000 | 18,645,000 |
| Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Webster Groves School District) | 4.25 | 11/3/08 | 3,240,000 | 3,257,633 |
| Missouri Public Utilities Commission, Revenue (Interim Construction Notes) | 4.75 | 9/1/08 | 5,000,000 | 5,026,767 |

| Dreyfus Municipal Cash Management Plus (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Montana−.1%** | | | | |
| Puttable Floating Option Tax Exempt Receipts (Montana Facility Finance Authority, HR (Benefis Healthcare System)) (Insured; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services) | 2.42 | 2/7/08 | 2,960,000 a,b | 2,960,000 |
| **Nebraska−1.0%** | | | | |
| Nebraska Educational Finance Authority, Revenue (Creighton University Project) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 4.50 | 2/1/08 | 13,000,000 a | 13,000,000 |
| Nebraska Public Power District, General Revenue (Insured; FGIC) | 5.00 | 1/1/09 | 3,475,000 | 3,529,099 |
| Omaha Public Power District, Electric Revenue, CP (Liquidity Facility; JPMorgan Chase Bank) | 2.90 | 3/6/08 | 9,000,000 | 9,000,000 |
| **New Hampshire−2.0%** | | | | |
| New Hamphire Business Finance Authority, IDR (The Keeney Manufacturing Company Project) (LOC; Bank of America) | 2.32 | 2/7/08 | 2,880,000 a | 2,880,000 |
| New Hampshire Business Finance Authority, Revenue (Littleton Regional Hospital Issue) (LOC; TD Banknorth) | 2.25 | 2/7/08 | 18,000,000 a | 18,000,000 |
| New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water Works, Inc. Project) (Insured; AMBAC and Liquidity Facility; FHLB) | 3.55 | 5/1/08 | 16,360,000 | 16,360,431 |
| New Hampshire Health and Education Facilities Authority, Revenue (Kimball Union Academy) (LOC; RBS Citizens NA) | 2.18 | 2/7/08 | 5,000,000 a | 5,000,000 |
| New Hampshire Higher Educational and Health Facilities Authority, Revenue (Hunt Community Issue) (LOC; Bank of America) | 2.23 | 2/7/08 | 8,790,000 a | 8,790,000 |
| **New Mexico−.6%** | | | | |
| Dona Ana County, IDR (Foamex Products Inc. Project) (LOC; Bank of Nova Scotia) | 2.16 | 2/7/08 | 5,900,000 a | 5,900,000 |
| Farmington, PCR, Refunding (Arizona Public Service Company Four Corners Project) (LOC; Bank of America) | 1.88 | 2/1/08 | 10,000,000 a | 10,000,000 |
| **New York−5.3%** | | | | |
| Metropolitan Transportation Authority, Dedicated Tax Fund Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 1.90 | 2/7/08 | 5,600,000 a | 5,600,000 |
| Monroe County, GO Notes, RAN | 4.00 | 4/15/08 | 10,000,000 | 10,007,976 |
| New York City (LOC; Bayerische Landesbank) | 1.90 | 2/1/08 | 1,300,000 a | 1,300,000 |
| New York City (LOC; JPMorgan Chase Bank) | 1.90 | 2/1/08 | 1,600,000 a | 1,600,000 |
| New York City (LOC; KBC Bank) | 1.78 | 2/1/08 | 1,200,000 a | 1,200,000 |
| New York City (LOC; Westdeutsche Landesbank) | 1.90 | 2/1/08 | 1,675,000 a | 1,675,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (Lycee Francais de New York Project) (LOC; JPMorgan Chase Bank) | 1.75 | 2/1/08 | 1,000,000 a | 1,000,000 |
| New York City Industrial Development Agency, Special Facility Revenue (Korean Air Lines Company Limited Project) (LOC; HSBC Bank USA) | 2.14 | 2/7/08 | 16,700,000 a | 16,700,000 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; DEPFA Bank PLC) | 1.88 | 2/1/08 | 7,400,000 a | 7,400,000 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 2.25 | 2/7/08 | 7,105,000 a,b | 7,105,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.) | 1.70 | 2/1/08 | 28,200,000 a | 28,200,000 |
| New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Dexia Credit Locale) | 1.80 | 2/1/08 | 1,900,000 a | 1,900,000 |
| New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Fortis Bank) | 1.90 | 2/1/08 | 2,600,000 a | 2,600,000 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Bayerische Landesbank) | 1.93 | 2/1/08 | 6,100,000 a | 6,100,000 |
| New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Baden-Wurttemberg) | 1.75 | 2/1/08 | 1,440,000 a | 1,440,000 |
| New York Local Government Assistance Corporation, Revenue (LOC; Bank of Nova Scotia) | 1.90 | 2/7/08 | 2,200,000 a | 2,200,000 |
| New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale) | 5.00 | 2/1/08 | 8,000,000 a | 8,000,000 |
| New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank) | 2.22 | 2/7/08 | 19,800,000 a | 19,800,000 |
| Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank) | 1.68 | 2/1/08 | 1,000,000 a | 1,000,000 |
| Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Landesbank Hessen- Thuringen Girozentrale) | 1.90 | 2/1/08 | 11,400,000 a | 11,400,000 |
| **North Carolina−.2%** | | | | |
| Burke County Industrial Facilities and Pollution Control Financing Authority, IDR (Bauer Industries Inc. Project) (LOC; Bank of Montreal) | 2.25 | 2/7/08 | 1,355,000 a | 1,355,000 |
| Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 5.30 | 2/7/08 | 4,140,000 a,b | 4,140,000 |
| **Ohio−3.3%** | | | | |
| Alliance, HR (Alliance Obligated Group) (LOC; JPMorgan Chase Bank) | 1.80 | 2/1/08 | 17,050,000 a | 17,050,000 |
| Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank) | 2.25 | 2/7/08 | 11,050,000 a | 11,050,000 |
| Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank) | 2.37 | 2/7/08 | 3,015,000 a | 3,015,000 |
| Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken) | 3.60 | 2/7/08 | 9,900,000 a,b | 9,900,000 |
| Middletown, Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.60 | 2/7/08 | 20,510,000 a,b | 20,510,000 |
| Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Key Bank) | 2.20 | 2/7/08 | 15,000,000 a | 15,000,000 |
| Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation Project) (LOC; Barclays Bank PLC) | 2.23 | 2/7/08 | 9,700,000 a | 9,700,000 |
| **Oklahoma−3.2%** | | | | |
| Oklahoma Student Loan Authority, Student Loan Revenue (Insured; MBIA) | 2.95 | 2/7/08 | 83,000,000 a | 83,000,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Oregon—1.6%** | | | | |
| Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation) | 2.80 | 2/7/08 | 9,960,000 a,b | 9,960,000 |
| Oregon, TAN | 4.50 | 6/30/08 | 5,000,000 | 5,017,281 |
| Oregon Department of Administrative Services, COP (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 2.90 | 2/7/08 | 14,920,000 a,b | 14,920,000 |
| Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank) | 2.93 | 2/7/08 | 11,600,000 a | 11,600,000 |
| **Pennsylvania—9.8%** | | | | |
| Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 2.40 | 2/7/08 | 3,300,000 a | 3,300,000 |
| Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 2.40 | 2/7/08 | 3,300,000 a | 3,300,000 |
| Allegheny County Hospital Development Authority, Health Center Revenue, Refunding (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 2.65 | 2/7/08 | 9,780,000 a,b | 9,780,000 |
| Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG) | 2.07 | 2/1/08 | 2,900,000 a | 2,900,000 |
| Chartiers Valley Industrial and Commercial Development Authority, Revenue (Wesley Hills Project) (LOC; Fifth Third Bank) | 2.21 | 2/7/08 | 7,150,000 a | 7,150,000 |
| Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 2.25 | 2/7/08 | 16,000,000 a | 16,000,000 |
| Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 2.81 | 2/7/08 | 18,540,000 a,c | 18,540,000 |
| Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank) | 3.60 | 2/7/08 | 8,420,000 a,b | 8,420,000 |
| Delaware County Industrial Development Authority, PCR (PECO Energy Company Project) (LOC; Wachovia Bank) | 1.90 | 2/1/08 | 3,700,000 a | 3,700,000 |
| Delaware County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank) | 3.49 | 2/11/08 | 21,235,000 | 21,235,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 5,500,000 a | 5,500,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 6,400,000 a | 6,400,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 5,300,000 a | 5,300,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 9,500,000 a | 9,500,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 5,300,000 a | 5,300,000 |

| Dreyfus Municipal<br>**Cash Management Plus (continued)** | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Pennsylvania (continued)** | | | | |
| Emmaus General Authority, Local Government Revenue<br>(LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 9,700,000 a | 9,700,000 |
| Emmaus General Authority, Local Government Revenue<br>(LOC; Goldman Sachs and Co.) | 2.03 | 2/7/08 | 4,100,000 a | 4,100,000 |
| Emmaus General Authority, Local Government Revenue<br>(LOC; Goldman Sachs and Co.) | 2.03 | 2/7/08 | 4,400,000 a | 4,400,000 |
| Horizon Hospital System Authority, Senior Health and Housing<br>Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank) | 2.25 | 2/7/08 | 5,400,000 a | 5,400,000 |
| Lancaster County Hospital Authority, Health Center Revenue<br>(Luthercare Project) (LOC; M&T Bank) | 2.25 | 2/7/08 | 16,825,000 a | 16,825,000 |
| Lancaster Municipal Authority, Revenue<br>(Ephrata Community Hospital Project) (LOC; Fulton Bank) | 2.27 | 2/7/08 | 3,700,000 a | 3,700,000 |
| Lancaster Municipal Authority, Revenue<br>(Garden Spot Village Project) (LOC; Fulton Bank) | 2.40 | 2/7/08 | 7,435,000 a | 7,435,000 |
| Montgomery County Industrial Development Authority, Revenue<br>(Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank) | 2.30 | 2/7/08 | 1,400,000 a | 1,400,000 |
| Pennsylvania Economic Development Financing Authority, Exempt<br>Facilities Revenue (PPL Energy Supply, LLC Project) (LOC; Wachovia Bank) | 3.20 | 2/7/08 | 14,570,000 a | 14,570,000 |
| Philadelphia, Airport Revenue, Refunding (Insured; MBIA<br>and Liquidity Facility; JPMorgan Chase Bank) | 2.95 | 2/7/08 | 10,700,000 a | 10,700,000 |
| Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport<br>Authority, Airport Revenue (Pittsburgh International Airport)<br>(Insured; FSA and Liquidity Facility; DEPFA Bank PLC) | 2.24 | 2/7/08 | 20,000,000 a,b | 20,000,000 |
| Puttable Floating Option Tax Exempt Receipts (Lehigh County<br>General Purpose Authority, HR (Saint Luke's Hospital of<br>Bethlehem, Pennsylvania Project)) (Liquidity Facility;<br>Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.30 | 2/7/08 | 10,680,000 a,b | 10,680,000 |
| Puttable Floating Option Tax Exempt Receipts (Montgomery County<br>Redevelopment Authority, MFHR, Hunt Club Apartments)<br>(Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 5.30 | 2/7/08 | 10,000,000 a,b | 10,000,000 |
| West Cornwall Township Municipal Authority, GO Notes,<br>Refunding (Bethlehem Area School District Project)<br>(Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.81 | 2/7/08 | 9,700,000 a | 9,700,000 |
| **South Carolina—.5%** | | | | |
| Puttable Floating Option Tax Exempt Receipts (South Carolina<br>Jobs-Economic Development Authority, Hospital Improvement<br>Revenue (Palmetto Health)) (Liquidity Facility;<br>Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.30 | 2/7/08 | 5,000,000 a,b | 5,000,000 |
| South Carolina Jobs-Economic Development Authority, EDR<br>(Pharmaceutical Associates, Inc. Project) (LOC; Wachovia Bank) | 2.25 | 2/7/08 | 1,950,000 a | 1,950,000 |
| Three Rivers Solid Waste Authority, Solid Waste Disposal<br>Facilities, COP (TRA, Inc.) (LOC; U.S. Bank NA) | 3.70 | 4/1/08 | 5,915,000 | 5,915,000 |
| **Tennessee—1.0%** | | | | |
| Metropolitan Government of Nashville and Davidson County<br>Health and Educational Facilities Board, MFHR<br>(The Fountain Apartments Project) (LOC; Fifth Third Bank) | 2.89 | 2/7/08 | 10,000,000 a | 10,000,000 |

| Dreyfus Municipal<br>  Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Tennessee (continued)** | | | | |
| Sevier County Public Building Authority, Local<br>  Government Public Improvement Revenue (Insured;<br>  AMBAC and Liquidity Facility; DEPFA Bank PLC) | 6.00 | 2/1/08 | 7,450,000 [a] | 7,450,000 |
| Sevier County Public Building Authority, Local<br>  Government Public Improvement Revenue<br>  (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 6.00 | 2/1/08 | 8,225,000 [a] | 8,225,000 |
| **Texas—10.5%** | | | | |
| ABN AMRO Munitops Certificates Trust (Tarrant Regional<br>  Water District, Water Revenue) (Insured;<br>  FGIC and Liquidity Facility; Bank of America) | 3.20 | 2/7/08 | 4,800,000 [a,b] | 4,800,000 |
| Dallas, Waterworks and Sewer System Revenue, CP<br>  (Liquidity Facility; Bank of America) | 3.46 | 2/7/08 | 9,631,000 | 9,631,000 |
| DeSoto Industrial Development Authority, IDR, Refunding (National<br>  Service Industries Inc. Project) (LOC; Wachovia Bank) | 2.20 | 2/7/08 | 3,660,000 [a] | 3,660,000 |
| El Paso County Hospital District, GO Notes (Putters Program)<br>  (Insured; AMBAC and Liquidity Facility; Deutsche Postbank) | 3.15 | 2/7/08 | 3,460,000 [a,b] | 3,460,000 |
| Fort Bend County, Toll Road Revenue (Putters Program)<br>  (Insured; FGIC and Liquidity Facility; PB Finance Inc.) | 2.90 | 2/7/08 | 2,770,000 [a,b] | 2,770,000 |
| Harris County Health Facilities Development Corporation,<br>  Revenue (Saint Luke's Episcopal Health System)<br>  (LOC: Citibank NA and JPMorgan Chase Bank) | 2.70 | 2/7/08 | 31,470,000 [a] | 31,470,000 |
| Harris County Health Facilities Development Corporation,<br>  Revenue (Texas Children's Hospital Project) (Insured;<br>  MBIA and Liquidity Facility; JPMorgan Chase Bank) | 2.50 | 2/1/08 | 3,650,000 [a] | 3,650,000 |
| Harris County Metropolitan Transportation Authority,<br>  Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC) | 1.95 | 4/30/08 | 11,000,000 | 11,000,000 |
| Harris County Metropolitan Transportation Authority,<br>  Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC) | 2.10 | 4/30/08 | 5,500,000 | 5,500,000 |
| Harrison County Health Facilities Development Corporation, HR<br>  (Marshall Regional Medical Center Project) (LOC; Amsouth Bank) | 2.24 | 2/7/08 | 9,500,000 [a] | 9,500,000 |
| Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale) | 3.35 | 3/27/08 | 15,000,000 | 15,000,000 |
| Montgomery County Housing Finance Corporation, MFHR<br>  (Park at Woodline Townhomes) (LOC; Citibank NA) | 2.21 | 2/7/08 | 7,500,000 [a] | 7,500,000 |
| North Texas Tollway Authority, BAN | 4.13 | 11/19/08 | 62,000,000 | 62,034,400 |
| Permian Basin Regional Housing Finance Corporation, SFMR<br>  (Guaranteed Mortgage-Backed Securities Program) (GIC; Aegon NV) | 4.05 | 2/1/08 | 5,455,000 | 5,455,000 |
| Plano Health Facilities Development Corporation,<br>  HR, CP (Children's and Presbyterian Health)<br>  (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.30 | 3/5/08 | 5,000,000 | 5,000,000 |
| Port of Port Arthur Navigation District,<br>  Revenue, CP (BASF Corporation Project) | 2.78 | 5/8/08 | 10,000,000 | 10,000,000 |
| Revenue Bond Certificate Series Trust Various States,<br>  Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.) | 3.08 | 2/7/08 | 7,000,000 [a,b] | 7,000,000 |
| Revenue Bond Certificate Series Trust Various States,<br>  Revenue (Chimney Project) (GIC; AIG Funding Inc.) | 3.08 | 2/7/08 | 6,135,000 [a,b] | 6,135,000 |

| Dreyfus Municipal<br>  Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Texas (continued)** | | | | |
| Texas Department of Housing and Community Affairs,<br>  MFHR (Putters Program) (LOC; JPMorgan Chase Bank) | 2.30 | 2/7/08 | 13,490,000 [a,b] | 13,490,000 |
| Texas Department of Housing and Community Affairs,<br>  MFHR, Refunding (Champions Crossing Apartments)<br>  (Liquidity Facility; FNMA and LOC; FNMA) | 2.88 | 2/7/08 | 5,125,000 [a] | 5,125,000 |
| Texas Department of Transportation, State Highway Fund Revenue,<br>  CP (LOC: Bank of America and State Street Bank and Trust Co.) | 2.90 | 3/6/08 | 28,000,000 | 28,000,000 |
| Texas Water Development Board, State Revolving Fund<br>  Subordinate Lien Revenue (Liquidity Facility; Morgan Stanley Bank) | 2.20 | 2/7/08 | 7,410,000 [a,b] | 7,410,000 |
| University of Texas System Board of Regents,<br>  Permanent University Fund Flexible Rate Notes | 3.75 | 2/5/08 | 15,000,000 | 15,000,699 |
| **Utah—.7%** | | | | |
| Murray City, HR (IHC Health Services Inc.) | 2.15 | 2/7/08 | 10,000,000 [a] | 10,000,000 |
| Salt Lake Valley Fire Service Area, TRAN | 3.75 | 12/30/08 | 7,000,000 | 7,046,487 |
| **Vermont—.2%** | | | | |
| Vermont Economic Development Authority, Revenue, CP (Economic<br>  Development Capital Program) (LOC; JPMorgan Chase Bank) | 3.00 | 3/11/08 | 6,000,000 | 6,000,000 |
| **Virginia—1.3%** | | | | |
| Alexandria Industrial Development Authority, Headquarters<br>  Facilities Revenue (American Academy of Otolaryngology-Head<br>  and Neck Surgery Foundation, Inc.) (LOC; Bank of America) | 2.24 | 2/7/08 | 6,310,000 [a] | 6,310,000 |
| Fairfax County Economic Development Authority,<br>  RRR, Refunding (Insured; AMBAC) | 6.00 | 2/1/08 | 6,000,000 | 6,000,000 |
| Lynchburg Redevelopment and Housing Authority, Housing Revenue<br>  (KHM Properties-Lynchburg, LLC Project) (LOC; M&T Bank) | 2.30 | 2/7/08 | 13,520,000 [a] | 13,520,000 |
| Norfolk, GO Notes, Refunding | 3.00 | 11/1/08 | 1,855,000 [c] | 1,868,096 |
| Norfolk Economic Development Authority, New Empowerment Zone<br>  Facility Revenue (Metro Machine Corp. Project) (LOC; Wachovia Bank) | 2.23 | 2/7/08 | 5,600,000 [a] | 5,600,000 |
| **Washington—1.9%** | | | | |
| Everett Industrial Development Corporation, Exempt<br>  Facilities Revenue (Kimberly-Clark Corporation Project) | 2.80 | 2/7/08 | 3,200,000 [a] | 3,200,000 |
| King County, GO Notes | 5.00 | 1/1/09 | 3,905,000 [c] | 4,007,272 |
| Pierce County Economic Development Corporation, Multi-Mode<br>  Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA) | 2.29 | 2/7/08 | 5,590,000 [a] | 5,590,000 |
| Tacoma Housing Authority, Revenue (Crown<br>  Assisted Living Project) (LOC; Key Bank) | 2.24 | 2/7/08 | 600,000 [a] | 600,000 |
| Washington Economic Development Finance Authority, SWDR<br>  (Cedar Grove Composing Project) (LOC; Wells Fargo Bank) | 2.38 | 2/7/08 | 4,800,000 [a] | 4,800,000 |
| Washington Economic Development Finance Authority, SWDR<br>  (Lemay Enterprises Project) (LOC; Bank of America) | 2.38 | 2/7/08 | 5,450,000 [a] | 5,450,000 |
| Washington Economic Development Finance Authority, SWDR<br>  (Waste Management Project) (LOC; Bank of America) | 2.30 | 2/7/08 | 5,500,000 [a] | 5,500,000 |
| Washington Housing Finance Commission, MFHR<br>  (Queen Anne Project) (LOC; Bank of America) | 2.72 | 2/7/08 | 7,500,000 [a] | 7,500,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Washington (continued)** | | | | |
| Washington Housing Finance Commission, MFHR (The Vintage at Chehalis Senior Living Project) (Insured; FNMA and Liquidity Facility; FNMA) | 2.16 | 2/7/08 | 8,190,000 a | 8,190,000 |
| Washington Housing Finance Commission, MFHR (The Vintage at Everett Senior Living Project) (Insured; FNMA and Liquidity Facility; FNMA) | 2.16 | 2/7/08 | 5,250,000 a | 5,250,000 |
| **Wisconsin—2.0%** | | | | |
| Fond Du Lac, Waterworks System Revenue, BAN | 4.50 | 7/1/08 | 5,000,000 | 5,008,283 |
| New Richmond School District, BAN | 4.13 | 6/6/08 | 1,145,000 | 1,145,000 |
| Spooner Area School District, BAN | 4.00 | 4/1/08 | 6,350,000 | 6,359,298 |
| Wisconsin Housing and Economic Development Authority, Home Ownership Revenue (Liquidity Facility; Fortis Bank) | 2.15 | 2/7/08 | 12,500,000 a | 12,500,000 |
| Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA) | 4.50 | 9/18/08 | 11,000,000 | 11,058,037 |
| Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA) | 4.50 | 9/18/08 | 6,300,000 | 6,352,891 |
| Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA) | 4.00 | 10/30/08 | 10,000,000 | 10,067,311 |
| **Wyoming—.3%** | | | | |
| Campbell County, IDR (Two Elk Partners Project) | 3.65 | 11/28/08 | 7,000,000 | 7,000,000 |
| **U.S. Related—.2%** | | | | |
| Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA) | 2.28 | 2/7/08 | 5,000,000 a,b | 5,000,000 |
| **Total Investments** (cost $2,490,367,285) | | | **96.2%** | **2,490,367,285** |
| **Cash and Receivables (Net)** | | | **3.8%** | **98,990,176** |
| **Net Assets** | | | **100.0%** | **2,589,357,461** |

*See footnotes on page 63.*
*See notes to financial statements.*

| Dreyfus New York Municipal Cash Management | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments−98.4%** | | | | |
| **New York−95.2%** | | | | |
| Albany County Airport Authority, Airport Revenue, Refunding (LOC; Bank of America) | 2.50 | 2/7/08 | 8,320,000 a | 8,320,000 |
| Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Bank of America) | 2.14 | 2/7/08 | 3,000,000 a | 3,000,000 |
| Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Key Bank) | 2.19 | 2/7/08 | 5,000,000 a | 5,000,000 |
| Albany Industrial Development Agency, Civic Facility Revenue (CHF-Holland Suites II, LLC Project) (LOC; TD Banknorth, NA) | 2.78 | 2/7/08 | 6,495,000 a | 6,495,000 |
| Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank) | 4.00 | 2/7/08 | 4,610,000 a | 4,610,000 |
| Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons North Project) (Insured; AMBAC and Liquidity Facility; Key Bank) | 4.00 | 2/7/08 | 10,450,000 a | 10,450,000 |
| Alexandria Bay, GO Notes, BAN | 4.25 | 9/18/08 | 1,495,000 | 1,499,071 |
| Amsterdam Enlarged City School District, GO Notes, BAN | 4.00 | 7/3/08 | 1,100,000 | 1,101,104 |
| Avoca Central School District, GO Notes, BAN | 4.00 | 6/26/08 | 2,200,000 | 2,201,690 |
| BB&T Municipal Trust (New York State Dormitory Authority, Fashion Institute of Technology Housing Corporation, Insured Revenue) (Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.) | 2.95 | 2/7/08 | 12,640,000 a,b | 12,640,000 |
| Board of Cooperative Educational Services for the Sole Supervisory District in the Counties of Cattaraugus, Allegany, Erie and Wyoming, RAN | 4.00 | 12/30/08 | 3,000,000 | 3,022,541 |
| Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Young Men's Christian Association of Olean, N.Y. Project) (LOC; Key Bank) | 2.24 | 2/7/08 | 3,495,000 a | 3,495,000 |
| Chautauqua County Industrial Development Agency, Civic Facility Revenue (Gerry Homes Project) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 12,930,000 a | 12,930,000 |
| Chemung County Industrial Development Agency, IDR (MMARS 2nd Program) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 1,045,000 a | 1,045,000 |
| Cincinnatus Central School District, GO Notes, BAN | 4.00 | 6/18/08 | 3,200,000 | 3,202,896 |
| Colonie, GO Notes, BAN | 4.00 | 4/4/08 | 1,000,000 | 1,000,850 |
| Colonie, GO Notes, BAN | 4.00 | 4/4/08 | 1,600,000 | 1,600,667 |
| Colonie, GO Notes, BAN | 4.25 | 4/4/08 | 2,742,700 | 2,744,744 |
| Columbia County Industrial Development Agency, Civic Facility Revenue (The Columbia Memorial Hospital Project) (LOC; Key Bank) | 2.30 | 2/7/08 | 5,865,000 a | 5,865,000 |
| Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank) | 2.25 | 2/7/08 | 15,000,000 a | 15,000,000 |
| Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank) | 2.25 | 2/7/08 | 9,625,000 a | 9,625,000 |
| Dutchess County Industrial Development Agency, Civic Facility Revenue (Arbor Ridge Brookmeade Inc.) (LOC; M&T Bank) | 2.25 | 2/7/08 | 10,000,000 a | 10,000,000 |
| Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank) | 2.14 | 2/7/08 | 3,750,000 a | 3,750,000 |
| Erie County Industrial Development Agency, Civic Facility Revenue (D'Youville College Project) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 6,915,000 a | 6,915,000 |
| Erie County Industrial Development Agency, Civic Facility Revenue (Heritage Center Project) (LOC; Key Bank) | 2.24 | 2/7/08 | 2,050,000 a | 2,050,000 |

| Dreyfus New York Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 900,000 a | 900,000 |
| Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 3,695,000 a | 3,695,000 |
| Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 4,800,000 a | 4,800,000 |
| Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 3.00 | 2/7/08 | 3,245,000 a,b | 3,245,000 |
| Glens Falls City School District, GO Notes, RAN | 4.25 | 6/18/08 | 1,000,000 | 1,001,814 |
| Guilderland Industrial Development Agency, Civic Facility Revenue (Wildwood Programs, Inc. Project) (LOC; Key Bank) | 2.24 | 2/7/08 | 4,580,000 a | 4,580,000 |
| Hamburg Central School District, GO Notes, BAN | 4.25 | 7/3/08 | 2,055,000 | 2,058,716 |
| Haverstraw-Stony Point Central School District, GO (Insured; FSA and Liquidity Facility; Citicorp) | 2.27 | 2/7/08 | 6,300,000 a,b | 6,300,000 |
| Hempstead Industrial Development Agency, IDR (FCD Lynbrook LLC Facility) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group) | 2.27 | 2/7/08 | 6,350,000 a,b | 6,350,000 |
| Hempstead Town Industrial Development Agency, Multifamily Revenue (Terrace 100 LP Facility) (Liquidity Facility; Bank of America and LOC; Bank of America) | 2.27 | 2/7/08 | 6,220,000 a,b | 6,220,000 |
| Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Company Facility) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 2,120,000 a | 2,120,000 |
| Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 2.27 | 2/7/08 | 38,400,000 a,b | 38,400,000 |
| Lancaster Industrial Development Agency, IDR (Sealing Devices Inc. Project) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 2,410,000 a | 2,410,000 |
| Long Island Power Authority, CP (Long Island Lighting Company) (LOC; JPMorgan Chase Bank) | 3.18 | 3/5/08 | 3,000,000 | 3,000,000 |
| Long Island Power Authority, Electric System General Revenue | 5.00 | 6/1/08 | 8,455,000 | 8,497,238 |
| Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO) | 2.70 | 3/6/08 | 10,000,000 | 10,000,000 |
| Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO) | 2.53 | 6/11/08 | 15,000,000 | 15,000,000 |
| Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO) | 3.05 | 6/11/08 | 12,000,000 | 12,000,000 |
| Monroe County, GO Notes, RAN | 4.00 | 4/15/08 | 18,000,000 | 18,014,357 |
| Monroe County Industrial Development Agency, IDR (Chaney Enterprise) (LOC; M&T Bank) | 2.98 | 2/7/08 | 2,400,000 a | 2,400,000 |
| Monroe County Industrial Development Agency, IDR (Genesee Metal Stampings Inc. Facility) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 700,000 a | 700,000 |
| Monroe County Industrial Development Agency, Revenue (HDF-RWC Project 1, LLC– Robert Weslayan College Project) (LOC; M&T Bank) | 2.19 | 2/7/08 | 2,800,000 a | 2,800,000 |
| Nassau County Industrial Development Agency, Civic Facility Revenue (Saint Mary's Children Project) (LOC; Commerce Bank) | 2.25 | 2/7/08 | 1,705,000 a | 1,705,000 |
| Nassau County, GO Notes, BAN | 3.63 | 2/15/08 | 2,000,000 | 2,000,104 |
| New York City (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 1.95 | 2/1/08 | 2,500,000 a | 2,500,000 |

| Dreyfus New York<br>**Municipal Cash Management (continued)** | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| New York City (Liquidity Facility; Merrill Lynch) | 2.32 | 2/7/08 | 7,000,000 a,b | 7,000,000 |
| New York City (LOC; JPMorgan Chase Bank) | 1.90 | 2/1/08 | 3,400,000 a | 3,400,000 |
| New York City, CP (Insured; MBIA and Liquidity Facility;<br>Landesbank Hessen-Thuringen Girozentrale) | 2.90 | 2/5/08 | 3,000,000 | 3,000,000 |
| New York City, CP (Insured; MBIA and Liquidity Facility;<br>Landesbank Hessen-Thuringen Girozentrale) | 2.69 | 4/9/08 | 2,000,000 | 2,000,000 |
| New York City, GO Notes | 5.00 | 8/1/08 | 460,000 | 463,573 |
| New York City, GO Notes | 5.00 | 8/1/08 | 2,135,000 | 2,156,113 |
| New York City, GO Notes | 5.00 | 8/1/08 | 1,600,000 | 1,615,822 |
| New York City, GO Notes | 5.00 | 9/1/08 | 1,135,000 | 1,144,698 |
| New York City, GO Notes (LOC; Bank of America) | 2.10 | 2/7/08 | 29,000,000 a | 29,000,000 |
| New York City, GO Notes (LOC; JPMorgan Chase Bank) | 1.90 | 2/1/08 | 1,500,000 a | 1,500,000 |
| New York City, GO Notes (LOC; Landesbank Baden-Wurttemberg) | 2.03 | 2/7/08 | 1,300,000 a | 1,300,000 |
| New York City Housing Development Corporation, Multi-Family<br>Rental Housing Revenue (155 West 21st Street<br>Development) (Liquidity Facility; FNMA and LOC; FNMA) | 2.05 | 2/7/08 | 10,000,000 a | 10,000,000 |
| New York City Industrial Development Agency, Civic Facility Revenue<br>(Birch Wathen Lenox School Project) (LOC; Allied Irish Banks) | 2.23 | 2/7/08 | 5,150,000 a | 5,150,000 |
| New York City Industrial Development Agency,<br>Civic Facility Revenue (Columbia Grammar and<br>Preparatory School Project) (LOC; Allied Irish Banks) | 2.23 | 2/7/08 | 5,370,000 a | 5,370,000 |
| New York City Industrial Development Agency, Civic Facility Revenue<br>(French Institute-Alliance Francaise de New York–Federation<br>of French Alliances in the United States Project) (LOC; M&T Bank) | 2.28 | 2/7/08 | 2,155,000 a | 2,155,000 |
| New York City Industrial Development Agency,<br>Civic Facility Revenue (Jewish Community Center<br>on the Upper West Side, Inc. Project) (LOC; M&T Bank) | 2.25 | 2/7/08 | 5,000,000 a | 5,000,000 |
| New York City Industrial Development Agency,<br>Civic Facility Revenue (New York Psychotherapy<br>Project) (LOC; JPMorgan Chase Bank) | 2.16 | 2/7/08 | 3,000,000 a | 3,000,000 |
| New York City Industrial Development Agency, Civic Facility Revenue<br>(Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank) | 2.25 | 2/7/08 | 3,100,000 a | 3,100,000 |
| New York City Industrial Development Agency,<br>Civic Facility Revenue (Spence-Chapin, Services to<br>Families and Children Project) (LOC; Allied Irish Banks) | 2.23 | 2/7/08 | 2,875,000 a | 2,875,000 |
| New York City Industrial Development Agency, Civic Facility<br>Revenue (Village Community School Project) (LOC; M&T Bank) | 2.28 | 2/7/08 | 2,405,000 a | 2,405,000 |
| New York City Industrial Development Agency, Civic Facilty<br>Revenue (Wartburg Lutheran Home for the Aging<br>and Wartburg Nursing Home, Inc. Project) (LOC; Key Bank) | 2.14 | 2/7/08 | 8,800,000 a | 8,800,000 |
| New York City Industrial Development Agency,<br>Liberty Revenue (7 World Trade Center, LLC Project)<br>(LOC; Citibank NA and Liquidity Facility; Citibank NA) | 2.27 | 2/7/08 | 2,200,000 a,b | 2,200,000 |
| New York City Municipal Water Finance Authority,<br>CP (LOC: Landesbank Baden-Wurttemberg<br>and Landesbank Hessen-Thuringen Girozentrale) | 2.90 | 2/14/08 | 15,000,000 | 15,000,000 |

| Dreyfus New York<br>Municipal Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| New York City Municipal Water Finance Authority,<br>CP (LOC: Landesbank Baden-Wurttemberg<br>and Landesbank Hessen-Thuringen Girozentrale) | 3.35 | 2/15/08 | 20,000,000 | 20,000,000 |
| New York City Transitional Finance Authority, Revenue (New<br>York City Recovery) (Liquidity Facility; JPMorgan Chase Bank) | 1.93 | 2/1/08 | 1,215,000 a | 1,215,000 |
| New York Counties Tobacco Trust I, Revenue<br>(Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 3.00 | 2/7/08 | 9,610,000 a,b | 9,610,000 |
| New York Counties Tobacco Trust IV, Tobacco Settlement<br>Pass-Through Bonds (Liquidity Facility;<br>Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.00 | 2/7/08 | 15,225,000 a,b | 15,225,000 |
| New York Liberty Development Corporation,<br>Revenue (Goldman  Sachs Headquarters Issue)<br>(Liquidity Facility; Citibank NA) | 2.27 | 2/7/08 | 9,300,000 a,b | 9,300,000 |
| New York State (LOC; Dexia Credit Locale) | 3.20 | 5/15/08 | 6,150,000 | 6,150,000 |
| New York State (LOC; Dexia Credit Locale) | 2.80 | 7/2/08 | 4,000,000 | 4,000,000 |
| New York State Dormitory Authority, Insured Revenue (Barnard<br>College) (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC) | 5.00 | 2/7/08 | 8,200,000 a | 8,200,000 |
| New York State Dormitory Authority, Insured Revenue (Long Island<br>University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale) | 5.00 | 2/1/08 | 11,155,000 a | 11,155,000 |
| New York State Dormitory Authority, Insured Revenue (Long Island<br>University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale) | 5.00 | 2/1/08 | 6,000,000 a | 6,000,000 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU<br>Health Obligated Group) (Liquidity Facility; Merrill Lynch) | 2.32 | 2/7/08 | 9,335,000 a,b | 9,335,000 |
| New York State Dormitory Authority, Revenue<br>(The Rockefeller University) | 1.75 | 2/7/08 | 6,000,000 a | 6,000,000 |
| New York State Dormitory Authority, Revenue,<br>CP (Cornell University) | 2.70 | 3/6/08 | 12,000,000 | 12,000,000 |
| New York State Dormitory Authority, School Districts<br>Revenue Bond Financing Program Revenue (Insured; MBIA) | 5.00 | 10/1/08 | 10,235,000 | 10,367,174 |
| New York State Dormitory Authority, Third General Resolution<br>Revenue (State University Educational Facilities Issue)<br>(Insured; FGIC and Liquidity Facility; Lehman Liquidity Co.) | 2.58 | 2/7/08 | 1,400,000 a,b | 1,400,000 |
| New York State Housing Finance Agency,<br>Housing Revenue (70 Battery Place) (LOC; FNMA) | 1.98 | 2/7/08 | 20,600,000 a | 20,600,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(316 Eleventh Avenue) (Liquidity Facility; FNMA and LOC; FNMA) | 1.95 | 2/7/08 | 20,000,000 a | 20,000,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(Avalon Bowery Place II) (LOC; Bank of America) | 2.15 | 2/7/08 | 12,000,000 a | 12,000,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(North End Avenue) (Liquidity Facility; FNMA) | 2.57 | 2/7/08 | 1,700,000 a | 1,700,000 |
| New York State Mortgage Agency, Homeowner Mortgage<br>Revenue (Liquidity Facility; Dexia Credit Locale) | 2.05 | 2/7/08 | 15,000,000 a | 15,000,000 |
| New York State Thruway Authority, Local Highway<br>and Bridge Service Contract Bonds | 5.10 | 4/1/08 | 5,000,000 | 5,013,587 |
| New York State Thruway Authority, Second<br>General Highway and Bridge Trust Fund Revenue | 5.00 | 4/1/08 | 2,850,000 | 2,857,103 |

| Dreyfus New York<br>Municipal Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| New York State Urban Development Corporation,<br>COP (James A. Farley Post Office Project)<br>(Liquidity Facility; Citigroup and LOC; Citigroup) | 2.29 | 2/7/08 | 22,550,000 a,b | 22,550,000 |
| New York State Urban Development Corporation,<br>State Personal Income Tax Revenue<br>(Economic Development and Housing) | 4.00 | 12/15/08 | 13,960,000 | 14,126,640 |
| New York State Urban Development Corporation,<br>State Personal Income Tax Revenue (State Facilities<br>and Equipment) (Liquidity Facility; Morgan Stanley Bank) | 2.23 | 2/7/08 | 33,450,500 a,b | 33,450,500 |
| Newburgh Industrial Development Agency,<br>Civic Facility Revenue (Community Development<br>Properties Dubois Street II, Inc. Project) (LOC; Key Bank) | 2.14 | 2/7/08 | 3,500,000 a | 3,500,000 |
| Niagara County Industrial Development Agency, Civic Facility<br>Revenue (Niagara University Project) (Liquidity Facility; HSBC Bank USA) | 2.20 | 2/7/08 | 5,000,000 a | 5,000,000 |
| North Syracuse Central School District, GO Notes, RAN | 4.00 | 6/19/08 | 1,400,000 | 1,401,276 |
| Onondaga County Industrial Development Agency,<br>IDR (ICM Controls Corporation Project) (LOC; M&T Bank) | 2.93 | 2/7/08 | 2,500,000 a | 2,500,000 |
| Ontario County Industrial Development Agency, IDR<br>(Dixit Enterprises) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 2,900,000 a | 2,900,000 |
| Orange County Industrial Development Agency, Civic Facility<br>Revenue (Saint Luke's Cornwall Hospital Project) (LOC; Key Bank) | 2.14 | 2/7/08 | 4,000,000 a | 4,000,000 |
| Otsego County Industrial Development Agency, Civic Facility<br>Revenue (Templeton Foundation Project) (LOC; Key Bank) | 2.24 | 2/7/08 | 3,375,000 a | 3,375,000 |
| Patchogue-Medford Union Free School District, GO Notes, TAN | 4.50 | 6/27/08 | 3,700,000 | 3,707,858 |
| Port Authority of New York and New Jersey, CP<br>(Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.48 | 2/11/08 | 9,250,000 | 9,250,000 |
| Port Authority of New York and New Jersey, CP (Liquidity<br>Facility; Landesbank Hessen-Thuringen Girozentrale) | 2.78 | 3/6/08 | 9,325,000 | 9,325,000 |
| Rensselaer Industrial Development Agency, IDR<br>(Capital View Office Park Project) (LOC; M&T Bank) | 3.85 | 12/31/08 | 4,265,000 | 4,265,000 |
| Saint Lawrence County Industrial Development<br>Agency, Civic Facility Revenue, Refunding<br>(Claxton-Hepburn Medical Center Project) (LOC; Key Bank) | 2.14 | 2/7/08 | 3,800,000 a | 3,800,000 |
| Salamanca City Central School District, GO Notes, BAN | 4.00 | 9/26/08 | 1,400,000 | 1,407,802 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset<br>Revenue (Insured; AMBAC and Liquidity Facility; Citibank NA) | 2.52 | 2/7/08 | 5,330,000 a,b | 5,330,000 |
| Schenectady Industrial Development Agency, Civic Facility<br>Revenue (Union Graduate College Project) (LOC; M&T Bank) | 2.32 | 2/7/08 | 5,660,000 a | 5,660,000 |
| Smithtown Central School District, GO Notes, TAN | 4.00 | 6/27/08 | 9,700,000 | 9,721,680 |
| Suffolk County, GO Notes, Refunding<br>(Southwest Sewer District) (Insured; MBIA) | 6.00 | 2/1/08 | 3,225,000 | 3,225,000 |
| Suffolk County, GO Notes, TAN | 3.50 | 8/14/08 | 16,000,000 | 16,058,779 |
| Suffolk County Industrial Development Agency, IDR (Wolf Family LLC/<br>Contract Pharmacal Corporation Facility) (LOC; HSBC Bank USA) | 2.27 | 2/7/08 | 4,215,000 a | 4,215,000 |
| Syracuse Industrial Development Agency, Civic Facility Revenue<br>(Community Development Properties-Larned Project) (LOC; M&T Bank) | 2.19 | 2/7/08 | 5,505,000 a | 5,505,000 |
| Syracuse Industrial Development Agency, Civic Facility Revenue<br>(Crouse Health Hospital, Inc. Project) (LOC; Key Bank) | 2.14 | 2/7/08 | 3,925,000 a | 3,925,000 |

| Dreyfus New York<br>Municipal Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **New York (continued)** | | | | |
| Syracuse Industrial Development Agency, Civic Facility Revenue<br>(Crouse Health Hospital, Inc. Project) (LOC; Key Bank) | 2.14 | 2/7/08 | 5,000,000 a | 5,000,000 |
| Syracuse Industrial Development Agency, Civic Facility Revenue<br>(Syracuse University Project) (LOC; JPMorgan Chase Bank) | 1.80 | 2/1/08 | 8,000,000 a | 8,000,000 |
| Syracuse Industrial Development Agency, Housing Revenue<br>(Masonic Lofts LLC Project) (LOC; Key Bank) | 2.31 | 2/7/08 | 4,050,000 a | 4,050,000 |
| Tompkins County Industrial Development Agency, Civic Facility Revenue<br>(Cornell University Project) (Liquidity Facility; JPMorgan Chase Bank) | 1.80 | 2/1/08 | 2,525,000 a | 2,525,000 |
| TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds<br>(Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.00 | 2/7/08 | 5,000,000 a,b | 5,000,000 |
| TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds<br>(Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.00 | 2/7/08 | 26,140,000 a,b | 26,140,000 |
| Ulster County Industrial Development Agency, IDR<br>(Selux Corporation Project) (LOC; M&T Bank) | 2.35 | 2/7/08 | 1,560,000 a | 1,560,000 |
| Watervliet City School District, GO Notes, BAN | 4.00 | 6/30/08 | 2,100,000 | 2,101,672 |
| Westchester County Industrial Development Agency,<br>Civic Facility Revenue (Mercy College Project) (LOC; Key Bank) | 2.22 | 2/7/08 | 1,900,000 a | 1,900,000 |
| Westchester County Industrial Development Agency, Civic Facility<br>Revenue (The Masters School Civic Facility) (LOC; Allied Irish Banks) | 2.23 | 2/7/08 | 3,325,000 a | 3,325,000 |
| Westchester County Industrial Development Agency, Civic<br>Facility Revenue (The Rye YMCA Project) (LOC; Allied Irish Banks) | 2.19 | 2/7/08 | 2,500,000 a | 2,500,000 |
| Westchester Tobacco Asset Securitization Corporation,<br>Tobacco Settlement Asset-Backed Bonds (Liquidity<br>Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.00 | 2/7/08 | 13,865,000 a,b | 13,865,000 |
| Yonkers Industrial Development Agency, MFHR (Main Street<br>Lofts Yonkers LLC Project) (LOC; M&T Bank) | 2.30 | 2/7/08 | 15,000,000 a | 15,000,000 |
| Yonkers Industrial Development Agency, Revenue (Merlots<br>Program) (Insured; GNMA and Liquidity Facility; Wachovia Bank) | 2.29 | 2/7/08 | 4,215,000 a,b | 4,215,000 |
| **U.S. Related—3.2%** | | | | |
| Puerto Rico Aqueduct and Sewer Authority, Revenue<br>(Liquidity Facility; Citibank NA and LOC; Citibank NA) | 2.28 | 2/7/08 | 20,000,000 a,b | 20,000,000 |
| Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya<br>Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia,<br>BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank) | 4.25 | 7/30/08 | 10,000,000 | 10,040,963 |
| **Total Investments** (cost $926,446,032) | | | **98.4%** | **926,446,032** |
| **Cash and Receivables (Net)** | | | **1.6%** | **15,022,989** |
| **Net Assets** | | | **100.0%** | **941,469,021** |

*See footnotes on page 63.*
*See notes to financial statements.*

| Dreyfus Tax Exempt Cash Management | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments−90.6%** | | | | |
| **Alabama−1.6%** | | | | |
| Greater Montgomery Educational Building Authority, Educational Facility Revenue (Huntingdon College Project) (LOC; Regions Bank) | 2.23 | 2/7/08 | 16,116,000 a | 16,116,000 |
| Jefferson County, GO Warrants (Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank) | 1.88 | 2/1/08 | 17,325,000 a | 17,325,000 |
| Jefferson County Public Park and Recreation Board, Revenue (YMCA of Birmingham Project) (LOC; Amsouth Bank) | 2.24 | 2/7/08 | 2,000,000 a | 2,000,000 |
| Mobile Infirmary Health System Special Care Facilities Financing Authority, Revenue (Infirmary Health System, Inc.) (LOC; Regions Bank) | 2.00 | 2/7/08 | 15,000,000 a | 15,000,000 |
| University of Alabama Board of Trustees, General Revenue (University of Alabama) (Insured; MBIA and Liquidity Facility; Southtrust Bank) | 3.20 | 2/7/08 | 6,335,000 a | 6,335,000 |
| University of Alabama Board of Trustees, HR (University of Alabama at Birmingham) (Insured; AMBAC and Liquidity Facility; Fortis Bank) | 2.85 | 2/7/08 | 10,600,000 a | 10,600,000 |
| University of South Alabama, University Tuition Revenue, Refunding (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank) | 3.92 | 2/7/08 | 14,945,000 a,b | 14,945,000 |
| **Arizona−3.3%** | | | | |
| Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; BNP Paribas and LOC; BNP Paribas) | 2.30 | 2/7/08 | 12,505,000 a,b | 12,505,000 |
| Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.30 | 2/7/08 | 16,000,000 a,b | 16,000,000 |
| Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.30 | 2/7/08 | 9,995,000 a,b | 9,995,000 |
| Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA) | 2.25 | 2/7/08 | 18,300,000 a | 18,300,000 |
| Arizona School District, COP (TAN Financing Program) | 4.50 | 7/30/08 | 16,500,000 | 16,567,546 |
| Maricopa County, HR, Refunding (Sun Health Corporation) (LOC; ABN-AMRO) | 2.24 | 2/7/08 | 21,565,000 a | 21,565,000 |
| Phoenix Civic Improvement Corporation, Excise Tax Revenue (Putters Program) (Civic Plaza Expansion Project) (Insured; FGIC and Liquidity Facility; PB Capital Finance) | 2.90 | 2/7/08 | 8,210,000 a,b | 8,210,000 |
| Puttable Floating Option Tax Exempt Receipts (Phoenix Civic Improvement Corporation, Junior Lien Water System Revenue) (Insured; MBIA and Liquidity Facility; Merrill Lynch Capital Services) | 2.75 | 2/7/08 | 20,430,000 a,b | 20,430,000 |
| Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank and Wells Fargo Bank) | 2.90 | 3/10/08 | 35,000,000 | 35,000,000 |
| Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank) | 3.50 | 2/11/08 | 15,000,000 | 15,000,000 |
| **Arkansas−.9%** | | | | |
| Benton County Public Facilities Board, College Parking Facility Revenue (NorthWest Arkansas Community College Project) (LOC; Regions Bank) | 2.22 | 2/7/08 | 8,150,000 a | 8,150,000 |
| North Little Rock Health Facilities Board, Healthcare Revenue (Baptist Health) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 4.00 | 2/7/08 | 40,000,000 a | 40,000,000 |
| **California−1.4%** | | | | |
| California, Economic Recovery Bonds (Liquidity Facility; JPMorgan Chase Bank) | 1.57 | 2/1/08 | 3,750,000 a | 3,750,000 |
| California, GO (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.) | 1.50 | 2/1/08 | 3,260,000 a | 3,260,000 |

| Dreyfus Tax Exempt<br>Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **California (continued)** | | | | |
| California, RAN | 4.00 | 6/30/08 | 15,000,000 | 15,038,027 |
| California Department of Water Resources, Power Supply Revenue<br>(LOC: Bayerische Landesbank and Westdeutsche Landesbank) | 1.67 | 2/1/08 | 7,100,000 a | 7,100,000 |
| California Department of Water Resources, Power Supply Revenue<br>(LOC: JPMorgan Chase Bank and Societe Generale) | 1.50 | 2/1/08 | 2,100,000 a | 2,100,000 |
| California Pollution Control Financing Authority, PCR, Refunding<br>(Pacific Gas and Electric Company) (LOC; Bank One N.A.) | 1.50 | 2/1/08 | 22,760,000 a | 22,760,000 |
| California Pollution Control Financing Authority, PCR, Refunding<br>(Pacific Gas and Electric Company) (LOC; Bank One N.A.) | 1.60 | 2/1/08 | 6,400,000 a | 6,400,000 |
| California Pollution Control Financing Authority, PCR, Refunding<br>(Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank) | 1.60 | 2/1/08 | 11,200,000 a | 11,200,000 |
| **Colorado−1.0%** | | | | |
| Colorado Educational and Cultural Facilities Authority, Revenue<br>(National Jewish Federation Bond Program) (LOC; Bank of America) | 1.90 | 2/1/08 | 1,605,000 a | 1,605,000 |
| RBC Municipal Products Inc. Trust (Meridian Village Metropolitan<br>District Number One, Improvement Revenue) (Liquidity Facility;<br>Royal Bank of Canada and LOC; Royal Bank of Canada) | 2.28 | 2/7/08 | 17,600,000 a,b | 17,600,000 |
| Southern Ute Indian Tribe of the Southern<br>Ute Indian Reservation, Revenue | 2.20 | 2/7/08 | 26,000,000 a | 26,000,000 |
| Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas) | 2.25 | 2/7/08 | 8,000,000 a | 8,000,000 |
| **Delaware−.4%** | | | | |
| Delaware Economic Development Authority, MFHR<br>(School House Project) (LOC; HSBC Bank USA) | 2.25 | 2/7/08 | 13,000,000 a | 13,000,000 |
| Delaware Economic Development Authority, Revenue (Connections<br>CSP Project) (LOC; Mercantile-Safe Deposit and Trust Company) | 2.80 | 2/7/08 | 6,940,000 a | 6,940,000 |
| **District of Columbia−1.6%** | | | | |
| Anacostia Waterfront Corporation, PILOT Revenue<br>(Merlots Program) (Liquidity Facility; Wachovia<br>Bank and LOC; Wachovia Bank) | 2.24 | 2/7/08 | 50,000,000 a,b | 50,000,000 |
| District of Columbia, Revenue, CP (National Academy of Science)<br>(Insured; AMBAC and Liquidity Facility; Bank of America) | 3.48 | 3/12/08 | 11,500,000 | 11,500,000 |
| District of Columbia, University Revenue (The George<br>Washington University Issue) (Insured; MBIA<br>and Liquidity Facility; Bank of America) | 3.80 | 2/7/08 | 20,085,000 a | 20,085,000 |
| **Florida−6.4%** | | | | |
| ABN-AMRO Munitops Certificates Trust (Port Saint Lucie, Utility<br>System Revenue) (Insured; MBIA and LOC; ABN-AMRO) | 3.10 | 2/7/08 | 3,500,000 a | 3,500,000 |
| Broward County, Sales Tax Revenue, CP<br>(Liquidity Facility; Dexia Credit Locale) | 2.40 | 4/15/08 | 47,088,000 | 47,088,000 |
| Broward County Educational Facilities Authority,<br>Educational Facilities  Revenue (Nova Southeastern<br>University Project) (LOC; Bank of America) | 1.80 | 2/1/08 | 10,200,000 a | 10,200,000 |
| Florida Higher Educational Facilities Financing Authority, Revenue<br>(Jacksonville University Project) (LOC; Regions Bank) | 2.15 | 2/7/08 | 7,000,000 a | 7,000,000 |
| Florida Hurricane Catastrophe Fund Finance Corporation, Revenue | 5.00 | 7/1/08 | 15,500,000 | 15,577,461 |
| Florida, State Board of Education, Public Education<br>Capital Outlay, GO Notes (LOC; Citibank NA) | 2.28 | 2/7/08 | 5,930,000 a | 5,930,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Florida (continued)** | | | | |
| Florida, State Board of Education, Public Education Capital Outlay (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 2.25 | 2/7/08 | 15,985,000 a,b | 15,985,000 |
| Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) | 2.17 | 2/7/08 | 7,000,000 a | 7,000,000 |
| Hillsborough County, Community Investment Tax Revenue (Insured; AMBAC) | 5.00 | 11/1/08 | 7,135,000 | 7,215,970 |
| Marion County Hospital District, Health System Improvement Revenue (Munroe Regional Health System) (LOC; Amsouth Bank) | 2.16 | 2/7/08 | 7,060,000 a | 7,060,000 |
| Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank) | 2.95 | 2/20/08 | 12,300,000 | 12,300,000 |
| Orange County Housing Finance Authority, MFHR, Refunding (Heather Glen Apartments) (Insured; FNMA and Liquidity Facility; FNMA) | 2.17 | 2/7/08 | 1,800,000 a | 1,800,000 |
| Orlando-Orange County Expressway Authority, Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank) | 2.27 | 2/7/08 | 3,985,000 a,b | 3,985,000 |
| Palm Beach County School District, GO Notes, TAN | 4.00 | 9/24/08 | 26,000,000 | 26,092,304 |
| Port Orange, Revenue (Palmer College of Chiropractic Florida Project) (LOC; ABN-AMRO) | 2.25 | 2/7/08 | 4,280,000 a | 4,280,000 |
| Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 4.50 | 2/1/08 | 42,285,000 a | 42,285,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.00 | 2/14/08 | 9,383,000 | 9,383,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.37 | 3/12/08 | 10,000,000 | 10,000,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 2.65 | 4/8/08 | 11,676,000 | 11,676,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 2.65 | 4/8/08 | 15,438,000 | 15,438,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 2.58 | 6/11/08 | 29,890,000 | 29,890,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.00 | 2/14/08 | 28,680,000 | 28,680,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank) | 2.70 | 5/9/08 | 10,000,000 | 10,000,000 |
| Tampa, Educational Facilities Revenue (Trinity School for Children Project) (LOC; Regions Bank) | 2.23 | 2/7/08 | 4,775,000 a | 4,775,000 |
| **Georgia—3.3%** | | | | |
| Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank) | 7.00 | 2/7/08 | 65,330,000 a | 65,330,000 |
| Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services) | 5.30 | 2/7/08 | 25,365,000 a,b | 25,365,000 |
| Georgia Ports Authority, Revenue (Garden City Terminal Project) (LOC; SunTrust Bank) | 2.12 | 2/7/08 | 12,000,000 a | 12,000,000 |
| Georgia Road and Thruway Authority, Federal Highway Reimbursement Revenue, CP (Liquidity Facility; State Street Bank and Trust Co.) | 2.80 | 3/4/08 | 20,000,000 | 20,000,000 |
| Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale) | 2.70 | 5/8/08 | 15,000,000 | 15,000,000 |
| Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank) | 2.70 | 4/9/08 | 15,420,000 | 15,420,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Georgia (continued)** | | | | |
| Private Colleges and Universities Authority, CP (Emory University Project) | 3.55 | 3/6/08 | 12,500,000 | 12,500,000 |
| Private Colleges and Universities Authority, CP (Emory University Project) | 2.68 | 4/4/08 | 6,000,000 | 6,000,000 |
| **Idaho—.1%** | | | | |
| Idaho Housing and Finance Association, Nonprofit Facilities Revenue (Albertson College of Idaho Project) (LOC; Key Bank) | 2.20 | 2/7/08 | 3,885,000 [a] | 3,885,000 |
| **Illinois—5.4%** | | | | |
| Channahon, Revenue, Refunding (Morris Hospital) (LOC; U.S. Bank NA) | 2.10 | 2/7/08 | 3,915,000 [a] | 3,915,000 |
| Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC and Liquidity Facility; PB Finance Inc.) | 2.28 | 2/7/08 | 5,090,000 [a,b] | 5,090,000 |
| Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.) | 3.43 | 2/13/08 | 15,172,000 | 15,172,000 |
| Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.) | 2.75 | 2/14/08 | 11,919,000 | 11,919,000 |
| Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.) | 3.05 | 2/14/08 | 25,197,000 | 25,197,000 |
| Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.) | 2.75 | 2/20/08 | 23,921,000 | 23,921,000 |
| DuQuoin, Industrial Improvement Revenue, Refunding (Marshall Browning Hospital Project) (LOC; Comerica Bank) | 2.83 | 2/7/08 | 10,250,000 [a] | 10,250,000 |
| Illinois Development Finance Authority, Revenue (Lyric Opera of Chicago Project) (LOC: Bank One N.A., Harris N.A. and Northern Trust Co.) | 2.18 | 2/7/08 | 30,300,000 [a] | 30,300,000 |
| Illinois Educational Facility Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Co.) | 3.33 | 3/12/08 | 15,000,000 | 15,000,000 |
| Illinois Finance Authority, Revenue, Refunding (Fairview Obligated Group) (LOC; LaSalle National Bank NA) | 2.14 | 2/7/08 | 16,200,000 [a] | 16,200,000 |
| Illinois Housing Development Authority, Homeowner Mortgage Revenue | 3.45 | 10/1/08 | 2,240,000 | 2,240,000 |
| Illinois Toll Highway Authority, Toll Highway Senior Priority Revenue (Insured; XLCA and Liquidity Facility; Dexia Credit Locale) | 3.45 | 2/7/08 | 125,000,000 [a] | 125,000,000 |
| **Indiana—2.0%** | | | | |
| Indiana Educational Facilities Authority, Revenue (Martin University Project) (LOC; Key Bank) | 2.23 | 2/7/08 | 2,945,000 [a] | 2,945,000 |
| Indiana Health and Educational Facility Financing Authority, Revenue (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.) | 2.28 | 2/7/08 | 55,000,000 [a,b] | 55,000,000 |
| Indianapolis Local Public Improvement Bond Bank, Limited Recourse Notes (City of Indianapolis County Option Income TRAN) | 4.00 | 1/12/09 | 6,250,000 | 6,298,587 |
| Indianapolis Local Public Improvement Bond Bank, Notes | 2.90 | 7/1/08 | 20,000,000 | 20,000,000 |
| Indianapolis Local Public Improvement Bond Bank, Notes | 2.95 | 1/8/09 | 18,000,000 | 18,000,000 |
| Pike Township Multi-School Building Corporation, First Mortgage Revenue (Insured; AMBAC) | 4.50 | 7/15/08 | 3,250,000 | 3,261,820 |
| **Iowa—.2%** | | | | |
| Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Citibank NA and LOC; Citigroup Global Market Holdings) | 2.29 | 2/7/08 | 11,810,000 [a,b] | 11,810,000 |

| Dreyfus Tax Exempt<br>Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Kansas−.5%** | | | | |
| Olathe, Temporary Notes | 4.00 | 6/1/08 | 28,615,000 | 28,666,768 |
| **Kentucky−1.3%** | | | | |
| Fort Mitchell, Kentucky League of Cities Funding Trust, LR<br>(Trust Lease Program) (LOC; U.S. Bank NA) | 2.82 | 2/7/08 | 7,800,000 [a] | 7,800,000 |
| Kentucky Asset/Liability Commission, General Fund Revenue,<br>CP (Liquidity Facility; Dexia Credit Locale) | 3.40 | 2/13/08 | 12,500,000 | 12,500,000 |
| Madisonville, HR (Trover Clinic Foundation, Inc.) (Insured; Assured<br>Guaranty and Liquidity Facility; JPMorgan Chase Bank) | 2.24 | 2/7/08 | 19,250,000 [a] | 19,250,000 |
| Public Energy Authority of Kentucky, Inc., Gas Supply<br>Revenue (Liquidity Facility; Societe Generale) | 1.92 | 2/1/08 | 24,600,000 [a] | 24,600,000 |
| Richmond, Lease Program Revenue (Kentucky League<br>of Cities Funding Trust) (LOC; U.S. Bank NA) | 2.82 | 2/7/08 | 2,000,000 [a] | 2,000,000 |
| **Louisiana−1.7%** | | | | |
| Louisiana Local Government Environmental Facilities and Community<br>Development Authority, Healthcare Facilities Revenue, Refunding<br>(Saint James Place of Baton Rouge Project) (LOC; ABN-AMRO) | 2.25 | 2/7/08 | 11,520,000 [a] | 11,520,000 |
| Louisiana Municipal Natural Gas Purchasing and Distribution Authority,<br>Revenue (Putters Program) (Gas Project Number 1) (Liquidity<br>Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank) | 2.25 | 2/7/08 | 27,029,000 [a,b] | 27,029,000 |
| Louisiana Public Facilities Authority, HR (Touro<br>Infirmary Project) (Liquidity Facility; Merrill Lynch) | 3.30 | 2/7/08 | 34,045,000 [a,b] | 34,045,000 |
| Plaquemines Port Harbor and Terminal District,<br>Port Facility Revenue (Chevron Pipe Line Company Project) | 3.85 | 9/1/08 | 4,895,000 | 4,894,079 |
| Tobacco Settlement Financing Corporation of Louisiana, Tobacco<br>Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 3.00 | 2/7/08 | 9,115,000 [a,b] | 9,115,000 |
| **Maryland−.3%** | | | | |
| Baltimore County Revenue Authority,<br>Golf System Revenue (LOC; M&T Bank) | 2.83 | 2/7/08 | 4,100,000 [a] | 4,100,000 |
| Frederick County, Revenue, Refunding (Manekin-Frederick<br>Associates Facility) (LOC; M&T Bank) | 2.90 | 2/7/08 | 2,550,000 [a] | 2,550,000 |
| Maryland Economic Development Corporation, Revenue<br>(Easter Seals Facility) (LOC; M&T Bank) | 2.83 | 2/7/08 | 6,900,000 [a] | 6,900,000 |
| Maryland Economic Development Corporation, Revenue<br>(Legal Aid Bureau Inc. Facility) (LOC; M&T Bank) | 2.85 | 2/7/08 | 2,355,000 [a] | 2,355,000 |
| **Massachusetts−2.8%** | | | | |
| Massachusetts, CP (LOC; Bank of Nova Scotia) | 3.34 | 3/5/08 | 40,000,000 | 40,000,000 |
| Massachusetts Development Finance Agency, Revenue<br>(Lesley University Issue) (LOC; Bank of America) | 2.18 | 2/7/08 | 7,200,000 [a] | 7,200,000 |
| Massachusetts Development Finance Agency, Revenue (Northfield<br>Mount Hermon School Issue) (LOC; JPMorgan Chase Bank) | 2.18 | 2/7/08 | 30,000,000 [a] | 30,000,000 |
| Massachusetts Development Finance Agency, Revenue<br>(Suffolk University Issue) (Insured; Assured Guaranty<br>and Liquidity Facility; JPMorgan Chase Bank) | 2.18 | 2/7/08 | 16,000,000 [a] | 16,000,000 |
| Massachusetts Development Finance Agency, Revenue, Refunding<br>(Wentworth Institute of Technology Issue) (LOC; JPMorgan Chase Bank) | 2.18 | 2/7/08 | 14,635,000 [a] | 14,635,000 |
| Massachusetts Development Finance Agency, Revenue, Refunding<br>(Wentworth Institute of Technology Issue) (LOC; JPMorgan Chase Bank) | 2.18 | 2/7/08 | 20,000,000 [a] | 20,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Massachusetts (continued)** | | | | |
| Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America) | 2.23 | 2/7/08 | 15,000,000 a | 15,000,000 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue) | 1.95 | 2/7/08 | 3,000,000 a | 3,000,000 |
| Massachusetts School Building Authority, Dedicated Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 2.25 | 2/7/08 | 3,180,000 a,b | 3,180,000 |
| **Michigan—6.5%** | | | | |
| Detroit, TAN (LOC; Bank of Nova Scotia) | 4.50 | 3/1/08 | 45,100,000 | 45,129,197 |
| Detroit, Water Supply System Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 2.51 | 2/7/08 | 12,760,000 a,b | 12,760,000 |
| Detroit, Water Supply System Revenue, Refunding (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC) | 4.20 | 2/7/08 | 61,050,000 a | 61,050,000 |
| Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA) | 2.30 | 2/7/08 | 17,200,000 a | 17,200,000 |
| Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC) | 6.25 | 12/13/08 | 7,755,000 | 7,984,724 |
| Marquette County Economic Development Corporation, LOR (Bell Memorial Hospital Project) (LOC; Charter One Bank) | 2.83 | 2/7/08 | 32,285,000 a | 32,285,000 |
| Michigan, GO Notes | 4.00 | 9/30/08 | 20,000,000 | 20,138,067 |
| Michigan Building Authority, Multi-Modal Revenue (Facilities Program) (LOC; JPMorgan Chase Bank) | 2.17 | 2/7/08 | 35,500,000 a | 35,500,000 |
| Michigan Higher Education Facilities Authority, Revenue, Refunding (Walsh College Project) (LOC; Commerce Bank) | 2.22 | 2/7/08 | 9,535,000 a | 9,535,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 2.23 | 2/7/08 | 10,000,000 a | 10,000,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 2.23 | 2/7/08 | 15,000,000 a | 15,000,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 2.23 | 2/7/08 | 5,200,000 a | 5,200,000 |
| Michigan Municipal Bond Authority, Revenue Notes | 4.50 | 8/20/08 | 15,000,000 | 15,065,078 |
| Michigan Municipal Bond Authority, Revenue Notes (LOC; Bank of Nova Scotia) | 4.50 | 8/20/08 | 10,000,000 | 10,043,385 |
| Michigan Strategic Fund, LOR (Legal Aid and Defender Association, Inc. Project) (LOC; JPMorgan Chase Bank) | 2.86 | 2/7/08 | 12,640,000 a | 12,640,000 |
| University of Michigan, CP | 3.42 | 2/7/08 | 19,650,000 | 19,650,000 |
| Waterford Township Economic Development Corporation, LOR, Refunding (Canterbury Health Care Inc. Project) (LOC; KBC Bank) | 2.25 | 2/7/08 | 10,585,000 a | 10,585,000 |
| **Minnesota—.9%** | | | | |
| University of Minnesota, CP | 2.50 | 5/20/08 | 20,000,000 | 20,000,000 |
| University of Minnesota, CP | 2.55 | 5/20/08 | 25,000,000 | 25,000,000 |
| **Mississippi—1.3%** | | | | |
| Mississippi, GO Notes | 6.20 | 2/1/08 | 3,830,000 | 3,830,000 |
| Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank) | 2.82 | 2/7/08 | 24,100,000 a | 24,100,000 |
| Mississippi Business Finance Corporation, Revenue (DDR Gulfport Promenade LLC Project) (LOC; Regions Bank) | 2.25 | 2/7/08 | 7,000,000 a | 7,000,000 |

| Dreyfus Tax Exempt<br>  Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Mississippi (continued)** | | | | |
| Mississippi Business Finance Corporation, Revenue<br>  (Gulf Ship, L.L.C. Project Phase III) (LOC; Regions Bank) | 2.25 | 2/7/08 | 15,000,000 [a] | 15,000,000 |
| Puttable Floating Option Tax Exempt Receipts (Mississippi, GO<br>  (Community Heritage Preservation Grant Program))<br>  (Insured; MBIA and Liquidity Facility; Merrill Lynch Captial Services) | 2.75 | 2/7/08 | 13,920,000 [a,b] | 13,920,000 |
| University of Mississippi Educational Building Corporation,<br>  Revenue (Campus Improvements Project)<br>  (Insured; MBIA and Liquidity Facility; Amsouth Bank) | 3.20 | 2/7/08 | 4,260,000 [a] | 4,260,000 |
| **Missouri−.1%** | | | | |
| Missouri Health and Educational Facilities Authority, School District<br>  Advance Funding Program Notes (Mehlville R-IX School District) | 4.25 | 11/3/08 | 6,955,000 | 6,992,850 |
| **Nebraska−1.5%** | | | | |
| Nebhelp Inc., Revenue (Insured; MBIA and<br>  Liquidity Facility; Lloyds TSB Bank PLC) | 2.85 | 2/7/08 | 31,780,000 [a] | 31,780,000 |
| Nebhelp Inc., Revenue (Insured; MBIA and<br>  Liquidity Facility; Lloyds TSB Bank PLC) | 2.85 | 2/7/08 | 35,560,000 [a] | 35,560,000 |
| Omaha Public Power District, Electric Revenue, CP<br>  (Liquidity Facility; JPMorgan Chase Bank) | 2.90 | 3/6/08 | 13,300,000 | 13,300,000 |
| **Nevada−.3%** | | | | |
| Clark County School District, GO Notes (Putters Program)<br>  (Insured; FSA and Liquidity Facility; PB Capital Finance) | 2.25 | 2/7/08 | 6,905,000 [a,b] | 6,905,000 |
| Las Vegas Valley Water District, Revenue, Refunding | 5.00 | 6/1/08 | 2,750,000 | 2,762,002 |
| Nevada, GO (Limited Tax) Capital Improvement<br>  and Cultural Affairs, Refunding | 5.00 | 2/1/08 | 4,955,000 | 4,955,000 |
| **New Hampshire−.3%** | | | | |
| New Hampshire Health and Education Facilities<br>  Authority, HR (Catholic Medical Center Issue)<br>  (LOC; Citizens Bank of Massachusetts) | 2.22 | 2/7/08 | 9,235,000 [a] | 9,235,000 |
| New Hampshire Health and Education Facilities<br>  Authority, RAN/Capital Notes (The Riverwoods<br>  Company, at Exeter, New Hampshire) | 4.50 | 9/26/08 | 4,000,000 | 4,014,997 |
| **New York−2.0%** | | | | |
| New York City, GO (LOC; Bank of America) | 2.68 | 2/7/08 | 5,000,000 [a] | 5,000,000 |
| New York City Capital Resources Corporation, Revenue (Loan<br>  Enhanced Assistance Program) (LOC; Bank of America) | 2.10 | 2/7/08 | 6,000,000 [a] | 6,000,000 |
| New York City Municipal Water Finance Authority,<br>  CP (LOC: Landesbank Baden-Wurttemberg and<br>  Landesbank Hessen-Thuringen Girozentrale) | 3.35 | 2/15/08 | 16,100,000 | 16,100,000 |
| New York City Transitional Finance Authority, Revenue<br>  (New York City Recovery) (Liquidity Facility; Societe Generale) | 1.99 | 2/7/08 | 6,500,000 [a] | 6,500,000 |
| New York State Dormitory Authority, Insured Revenue (Long Island<br>  University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale) | 5.00 | 2/1/08 | 5,300,000 [a] | 5,300,000 |
| New York State Dormitory Authority, Revenue (Mount Saint<br>  Mary College) (LOC; JPMorgan Chase Bank) | 2.16 | 2/7/08 | 20,000,000 [a] | 20,000,000 |
| Onondaga County Industrial Development Agency,<br>  Civic Facility Revenue (Syracuse University Project)<br>  (LOC; JPMorgan Chase Bank) | 1.85 | 2/7/08 | 3,885,000 [a] | 3,885,000 |
| Suffolk County, GO Notes, TAN | 3.50 | 8/14/08 | 10,000,000 | 10,036,737 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| Tobacco Settlement Financing Corporation of New York, Asset Backed Revenue Bonds (State Contingency Contract Secured) (Liquidity Facility; DEPFA Bank PLC) | 2.24 | 2/7/08 | 17,495,000 a,b | 17,495,000 |
| Tobacco Settlement Financing Corporation of New York, Revenue (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merrill Lynch) | 2.65 | 2/7/08 | 10,000,000 a,b | 10,000,000 |
| Tompkins County Industrial Development Agency, Civic Facility Revenue (Cornell University Project) (Liquidity Facility; JPMorgan Chase Bank) | 1.80 | 2/1/08 | 6,380,000 a | 6,380,000 |
| **North Carolina−.9%** | | | | |
| Board of Governers of the University of North Carolina, CP | 2.95 | 3/5/08 | 6,500,000 | 6,500,000 |
| Board of Governors of the University of North Carolina, CP | 3.40 | 3/7/08 | 30,600,000 | 30,600,000 |
| Board of Governors of the University of North Carolina, CP | 3.40 | 3/7/08 | 3,200,000 | 3,200,000 |
| Board of Governors of the University of North Carolina, CP | 3.40 | 3/7/08 | 2,000,000 | 2,000,000 |
| North Carolina Capital Facilities Finance Agency, CP (Duke University Project) | 3.40 | 3/10/08 | 6,000,000 | 6,000,000 |
| **Ohio−2.6%** | | | | |
| Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue (Sumner Project) (LOC; KBC Bank) | 2.23 | 2/7/08 | 5,300,000 a | 5,300,000 |
| Clark County, Health Care Facilities Revenue (The Ohio Masonic Home Project) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 2.82 | 2/7/08 | 10,175,000 a | 10,175,000 |
| Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank) | 2.25 | 2/7/08 | 11,200,000 a | 11,200,000 |
| Columbus, Sewerage System Revenue (Liquidity Facility; Morgan Stanley Bank) | 2.25 | 2/7/08 | 6,055,000 a,b | 6,055,000 |
| Cuyahoga Community College District, General Receipts Revenue (Insured; AMBAC and Liquidity Facility; Key Bank) | 5.00 | 2/7/08 | 6,985,000 a | 6,985,000 |
| Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank) | 2.20 | 2/7/08 | 7,250,000 a | 7,250,000 |
| Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken) | 3.60 | 2/7/08 | 44,560,000 a,b | 44,560,000 |
| Hamilton County, Hospital Facilities Revenue (Cincinnati Children's Hospital Medical Center Project) (LOC; JPMorgan Chase Bank) | 2.20 | 2/7/08 | 5,000,000 a | 5,000,000 |
| Ohio, Higher Education GO (Liquidity Facility; DEPFA Bank PLC) | 2.30 | 2/7/08 | 5,125,000 a,b | 5,125,000 |
| Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Key Bank) | 2.20 | 2/7/08 | 20,000,000 a | 20,000,000 |
| Ohio Higher Education Facility, Revenue (Ashland University Project) (LOC; Key Bank) | 2.32 | 2/7/08 | 4,500,000 a | 4,500,000 |
| University of Cincinnati, General Receipts Revenue (Insured; FGIC) | 5.50 | 6/1/08 | 1,500,000 | 1,509,675 |
| Zanesville-Muskingum County Port Authority, EDR, Refunding (Grove City Church of the Nazarene Project) (LOC; National City Bank) | 2.31 | 2/7/08 | 7,630,000 a | 7,630,000 |
| **Oklahoma−1.4%** | | | | |
| Oklahoma Development Finance Authority, Continuing Care Retirement Community Revenue, Refunding (Inverness Village Project) (LOC; KBC Bank) | 2.16 | 2/7/08 | 7,000,000 a | 7,000,000 |
| Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; Bank of America) | 3.54 | 4/1/08 | 14,755,000 | 14,755,000 |
| Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.) | 3.54 | 4/1/08 | 11,685,000 | 11,685,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Oklahoma (continued)** | | | | |
| Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America) | 3.45 | 5/15/08 | 38,600,000 | 38,600,000 |
| **Oregon—1.4%** | | | | |
| Astoria Hospital Facilities Authority, HR (Columbia Memorial Hospital Project) (LOC; U.S. Bank NA) | 2.83 | 2/7/08 | 18,880,000 [a] | 18,880,000 |
| Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Group) | 2.25 | 2/7/08 | 3,880,000 [a,b] | 3,880,000 |
| Oregon, TAN | 4.50 | 6/30/08 | 30,000,000 | 30,103,683 |
| Portland, EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank) | 5.00 | 2/7/08 | 5,100,000 [a] | 5,100,000 |
| Salem Hospital Facility Authority, Revenue (Capital Manor, Inc. Project) (LOC; Bank of America) | 2.25 | 2/7/08 | 5,670,000 [a] | 5,670,000 |
| Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor, Inc. Project) (LOC; Bank of America) | 2.25 | 2/7/08 | 8,970,000 [a] | 8,970,000 |
| **Pennsylvania—10.8%** | | | | |
| Allegheny County Hospital Development Authority, Health Center Revenue, Refunding (Presbyterian University Health System, Inc. Project) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 2.65 | 2/7/08 | 16,025,000 [a,b] | 16,025,000 |
| Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.81 | 2/7/08 | 54,985,000 [a] | 54,985,000 |
| Chestnut Ridge School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.81 | 2/7/08 | 10,870,000 [a] | 10,870,000 |
| Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 5.00 | 2/7/08 | 7,525,000 [a] | 7,525,000 |
| Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 2.81 | 2/7/08 | 13,955,000 [a] | 13,955,000 |
| Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 2.25 | 2/7/08 | 65,100,000 [a] | 65,100,000 |
| East Hempfield Township Industrial Development Authority, Revenue (The Mennonite Home Project) (LOC; M&T Bank) | 2.83 | 2/7/08 | 8,630,000 [a] | 8,630,000 |
| Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.) | 2.03 | 2/7/08 | 10,000,000 [a] | 10,000,000 |
| Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.) | 2.03 | 2/7/08 | 3,800,000 [a] | 3,800,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 7,900,000 [a] | 7,900,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 8,000,000 [a] | 8,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 2,000,000 [a] | 2,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 4,800,000 [a] | 4,800,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 10,400,000 [a] | 10,400,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Pennsylvania (continued)** | | | | |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 7,800,000 a | 7,800,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 12,400,000 a | 12,400,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 4,000,000 a | 4,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 11,800,000 a | 11,800,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 7,500,000 a | 7,500,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 17,300,000 a | 17,300,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 12,400,000 a | 12,400,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 2.03 | 2/7/08 | 10,000,000 a | 10,000,000 |
| General Authority of South Central Pennsylvania, Revenue (Lutheran Social Services of South Central Pennsylvania Project) (LOC; M&T Bank) | 2.83 | 2/7/08 | 12,700,000 a | 12,700,000 |
| Harrisburg Authority, Water Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC) | 5.25 | 2/7/08 | 14,405,000 a | 14,405,000 |
| Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank) | 2.25 | 2/7/08 | 13,680,000 a | 13,680,000 |
| Lancaster County Hospital Authority, Revenue (Landis Home Retirement Community Project) (LOC; M&T Bank) | 2.83 | 2/7/08 | 7,970,000 a | 7,970,000 |
| Pennsylvania Higher Educational Facilities Authority, Student Housing Revenue (Washington and Jefferson Development Corporation–Washington and Jefferson College Project) (LOC; Unicredito Italiano SPA) | 2.25 | 2/7/08 | 7,900,000 a | 7,900,000 |
| Philadelphia, Gas Work Revenue, CP (LOC; JPMorgan Chase Bank) | 3.00 | 3/10/08 | 22,200,000 | 22,200,000 |
| Philadelphia, Multi-Modal GO, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.80 | 2/7/08 | 40,205,000 a | 40,205,000 |
| Philadelphia School District, TRAN (LOC; Bank of America) | 4.50 | 6/27/08 | 18,000,000 | 18,063,882 |
| Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC) | 2.24 | 2/7/08 | 50,610,000 a,b | 50,610,000 |
| Schuylkill County, GO Notes (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 5.00 | 2/7/08 | 6,205,000 a | 6,205,000 |
| Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.23 | 2/7/08 | 19,995,000 a | 19,995,000 |
| Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.81 | 2/7/08 | 17,340,000 a | 17,340,000 |
| West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 2.81 | 2/7/08 | 28,300,000 a | 28,300,000 |
| **South Carolina—.5%** | | | | |
| Lexington County School District Number 1, GO Notes | 5.00 | 2/1/08 | 5,130,000 | 5,130,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **South Carolina (continued)** | | | | |
| Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.30 | 2/7/08 | 19,000,000 [a,b] | 19,000,000 |
| **Tennessee—6.7%** | | | | |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (City of Alcoa) (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC) | 6.00 | 2/1/08 | 21,250,000 [a] | 21,250,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 5.25 | 2/7/08 | 3,225,000 [a] | 3,225,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 5.25 | 2/7/08 | 5,000,000 [a] | 5,000,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 5.25 | 2/7/08 | 6,500,000 [a] | 6,500,000 |
| Claiborne County Industrial Development Board, Revenue (Lincoln Memorial University Project) (LOC; Amsouth Bank) | 2.24 | 2/7/08 | 9,000,000 [a] | 9,000,000 |
| Clarksville Public Building Authority, Financing Revenue (City of Murfreesboro Loan) (LOC; SunTrust Bank) | 2.12 | 2/7/08 | 5,000,000 [a] | 5,000,000 |
| Knoxville, Wastewater Systems Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.) | 2.50 | 2/7/08 | 8,055,000 [a,b] | 8,055,000 |
| Metropolitan Government of Nashville and Davidson County, CP (Liquidity Facility: California Public Employees Retirement System, California State Teachers Retirement System and State Street Bank and Trust Co.) | 2.65 | 4/9/08 | 33,000,000 | 33,000,000 |
| Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, Revenue (The Vanderbilt University) (Liquidity Facility: Bayerische Landesbank and Landesbank Hessen-Thruingen Girozentrale) | 2.15 | 2/7/08 | 19,790,000 [a] | 19,790,000 |
| Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank) | 3.68 | 2/7/08 | 13,375,000 [a,b] | 13,375,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; KBC Bank) | 5.25 | 2/7/08 | 6,635,000 [a] | 6,635,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 5.25 | 2/7/08 | 7,015,000 [a] | 7,015,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 5.25 | 2/7/08 | 10,000,000 [a] | 10,000,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; DEPFA Bank PLC) | 2.15 | 2/1/08 | 20,000,000 [a] | 20,000,000 |
| Shelby County Health Educational and Housing Facility Board, Revenue (Trezevant Manor Project) (LOC; ABN-AMRO) | 2.24 | 2/7/08 | 7,000,000 [a] | 7,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Tennessee (continued)** | | | | |
| Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale) | 2.20 | 2/7/08 | 31,450,000 a | 31,450,000 |
| Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 2.25 | 2/7/08 | 22,500,000 a,b | 22,500,000 |
| Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas) | 2.25 | 2/7/08 | 83,455,000 a,b | 83,455,000 |
| Tennessee, CP (Liquidity Facility; Tennessee Consolidated Retirement System) | 3.43 | 2/14/08 | 26,000,000 | 26,000,000 |
| Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Deutsche Bank AG and LOC; Goldman Sachs Group) | 2.25 | 2/7/08 | 10,825,000 a,b | 10,825,000 |
| **Texas—14.5%** | | | | |
| ABN AMRO Munitops Certificates Trust (Comal Independent School District) (Liquidity Facility; Bank of America and LOC; Texas Permanent School Fund Guarantee Program) | 2.27 | 2/7/08 | 13,450,000 a,b | 13,450,000 |
| ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District, Water Revenue) (Insured; FGIC and Liquidity Facility; Bank of America) | 3.20 | 2/7/08 | 11,460,000 a,b | 11,460,000 |
| Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America) | 3.05 | 6/11/08 | 45,161,000 | 45,161,000 |
| Dallas Area Rapid Transit, Transportation Revenue (Merlots Program) (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank) | 2.61 | 2/7/08 | 24,045,000 a,b | 24,045,000 |
| Deutsche Bank Spears/Lifers Trust (Bullard Independent School District, Unlimited Tax School Building Bonds) (Liquidity Facility; Deutsche Bank AG and LOC; Permanent School Fund Guarantee Program) | 2.30 | 2/7/08 | 3,000,000 a,b | 3,000,000 |
| Deutsche Bank Spears/Lifers Trust (Houston, Combined Utility System First Lien Revenue) (Insured; FGIC and Liquidity Facility; Deutsche Bank AG) | 3.50 | 2/7/08 | 9,905,000 a,b | 9,905,000 |
| Harris County, CP (Liquidity Facility; Bank of Nova Scotia) | 2.98 | 3/10/08 | 39,980,000 | 39,980,000 |
| Harris County, CP (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank PLC) | 3.40 | 3/6/08 | 17,948,000 | 17,948,000 |
| Harris County, GO Notes, TAN | 4.50 | 2/29/08 | 30,000,000 | 30,019,053 |
| Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC) | 2.10 | 4/30/08 | 20,000,000 | 20,000,000 |
| Houston, CP (Liquidity Facility; DEPFA Bank PLC) | 3.43 | 2/6/08 | 20,000,000 | 20,000,000 |
| Houston, CP (Liquidity Facility; DEPFA Bank PLC) | 3.40 | 2/11/08 | 25,000,000 | 25,000,000 |
| Houston, CP (Liquidity Facility; DEPFA Bank PLC) | 2.75 | 2/19/08 | 4,500,000 | 4,500,000 |
| Houston, CP (Liquidity Facility; Dexia Credit Locale) | 2.66 | 6/9/08 | 3,000,000 | 3,000,000 |
| Lower Colorado River Authority, Revenue, CP (LCRA Transportation Services Corporation) (Liquidity Facility; JPMorgan Chase Bank) | 3.45 | 2/6/08 | 20,000,000 | 20,000,000 |
| Macon Trust Various States (Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue) (Insured; AMBAC and Liquidity Facility; Bank of America) | 2.55 | 2/7/08 | 4,305,000 a,b | 4,305,000 |
| North Texas Tollway Authority, BAN | 4.13 | 11/19/08 | 123,000,000 | 123,045,968 |
| San Antonio, Sales Tax Revenue, CP (LOC; Bank of America) | 2.60 | 6/9/08 | 4,000,000 | 4,000,000 |
| San Antonio, Water Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank) | 2.22 | 2/7/08 | 10,000,000 a,b | 10,000,000 |
| Spring Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.66 | 8/15/08 | 8,500,000 | 8,500,000 |
| Texas, TRAN | 4.50 | 8/28/08 | 17,000,000 | 17,100,668 |
| Texas A&M University System Board of Regents, Financing System Revenue | 3.15 | 5/15/08 | 4,235,000 | 4,238,449 |

| Dreyfus Tax Exempt<br>  Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Texas (continued)** | | | | |
| Texas Affordable Housing Corporation, MFHR (American<br>  Housing Foundation Portfolio) (Insured; MBIA<br>  and Liquidity Facility; Goldman Sachs Group) | 5.20 | 2/7/08 | 52,815,000 a,b | 52,815,000 |
| Texas Department of Transportation, State Highway Fund Revenue,<br>  CP (LOC: Bank of America and State Street Bank and Trust Co.) | 3.47 | 2/7/08 | 30,000,000 | 30,000,000 |
| Texas Department of Transportation, State Highway Fund Revenue,<br>  CP (LOC: Bank of America and State Street Bank and Trust Co.) | 2.90 | 3/6/08 | 30,000,000 | 30,000,000 |
| Texas Municipal Gas Acquisition and Supply Corporation I,<br>  Gas Supply Revenue (Liquidity Facility; Merrill Lynch<br>  Capital Services and LOC; Merrill Lynch) | 3.20 | 2/7/08 | 19,805,000 a,b | 19,805,000 |
| Texas Municipal Power Agency, Revenue, CP (Liquidity Facility:<br>  Bank of America and Bayerische Landesbank) | 2.95 | 2/4/08 | 10,000,000 | 10,000,000 |
| Texas Public Finance Authority, Building Revenue,<br>  Refunding (Insured; AMBAC) | 6.25 | 2/1/09 | 5,900,000 | 6,098,732 |
| Texas Public Finance Authority, GO Notes, Refunding | 5.00 | 10/1/08 | 4,810,000 | 4,878,328 |
| Texas Transportation Commission, GO Mobility Fund Bonds<br>  (Liquidity Facility: California Public Employees Retirement<br>  System and State Street Bank and Trust Co.) | 2.00 | 2/7/08 | 20,000,000 a | 20,000,000 |
| Texas Transportation Commission, GO Mobility Fund Bonds<br>  (Putters Program) (Liquidity Facility; PNC Bank NA) | 2.25 | 2/7/08 | 2,200,000 a,b | 2,200,000 |
| Texas Transportation Commission, State Highway Fund First Tier<br>  Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 2.25 | 2/7/08 | 19,880,000 a,b | 19,880,000 |
| Texas Turnpike Authority, Central Texas Turnpike System, Second Tier BAN | 5.00 | 6/1/08 | 16,765,000 | 16,848,768 |
| University of Texas System Board of Regents,<br>  Permanent University Fund Flexible Rate Notes | 3.75 | 2/5/08 | 25,000,000 | 25,001,165 |
| University of Texas, Permanent University Fund, CP | 2.10 | 6/5/08 | 25,000,000 | 25,000,000 |
| University of Texas, University Revenue, CP | 3.35 | 4/15/08 | 17,070,000 | 17,070,000 |
| University of Texas, University Revenue, CP | 2.00 | 6/4/08 | 25,000,000 | 25,000,000 |
| **Utah−.6%** | | | | |
| Intermountain Power Agency, Power Supply Revenue<br>  (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank) | 3.51 | 3/17/08 | 12,350,000 | 12,350,000 |
| Intermountain Power Agency, Power Supply Revenue,<br>  CP (Liquidity Facility; Bank of Nova Scotia) | 2.75 | 3/6/08 | 9,000,000 | 9,000,000 |
| Intermountain Power Agency, Power Supply Revenue, Refunding<br>  (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank) | 3.50 | 3/17/08 | 10,000,000 | 10,000,000 |
| **Vermont−.4%** | | | | |
| Vermont Educational and Health Buildings Financing<br>  Agency, HR (Rutland Regional Medical Center Project)<br>  (Liquidity Facility; TD Banknorth, N.A.) | 1.88 | 2/1/08 | 15,410,000 a | 15,410,000 |
| Vermont Educational and Health Buildings Financing Agency,<br>  Revenue (North Country Hospital Project) (LOC; TD Banknorth, N.A.) | 2.75 | 2/1/08 | 5,000,000 a | 5,000,000 |
| **Virginia−.6%** | | | | |
| Alexandria Industrial Development Authority, Revenue<br>  (Institute for Defense Analyses Project) (Insured;<br>  AMBAC and Liquidity Facility; Wachovia Bank) | 4.00 | 2/7/08 | 13,310,000 a | 13,310,000 |
| Alexandria Industrial Development Authority, Revenue,<br>  Refunding (Goodwin House) (LOC; Wachovia Bank) | 1.78 | 2/1/08 | 13,000,000 a | 13,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Washington−.9%** | | | | |
| Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 2.24 | 2/7/08 | 7,500,000 a,b | 7,500,000 |
| Central Puget Sound Regional Transit Authority, Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; PNC Bank NA) | 2.25 | 2/7/08 | 3,300,000 a,b | 3,300,000 |
| King County, GO (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 3.25 | 2/7/08 | 1,990,000 a,b | 1,990,000 |
| Washington, GO Notes (Merlots Program) (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank) | 2.51 | 2/7/08 | 20,000,000 a,b | 20,000,000 |
| Washington, Motor Vehicle Fuel Tax GO Notes | 4.00 | 7/1/08 | 7,720,000 | 7,735,083 |
| Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance) (LOC; Key Bank) | 2.28 | 2/7/08 | 4,055,000 a | 4,055,000 |
| Washington Higher Education Facilities Authority, Revenue, Refunding (Saint Martins University Project) (LOC; Key Bank) | 2.18 | 2/7/08 | 9,000,000 a | 9,000,000 |
| **Wisconsin−.9%** | | | | |
| Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch) | 2.25 | 2/7/08 | 5,460,000 a,b | 5,460,000 |
| Wisconsin, Transportation Revenue, CP (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.) | 3.37 | 3/13/08 | 20,000,000 | 20,000,000 |
| Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care) (Liquidity Facility; Marshall and Isley Bank) | 2.00 | 2/1/08 | 9,000,000 a | 9,000,000 |
| Wisconsin Public Power Inc., Power Supply System Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Capital Finance) | 3.15 | 2/7/08 | 10,305,000 a,b | 10,305,000 |
| **Wyoming−.5%** | | | | |
| Natrona County, HR, Refunding (Wyoming Medical Center Project) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 5.00 | 2/7/08 | 27,595,000 a | 27,595,000 |
| **U.S. Related−.8%** | | | | |
| Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank) | 4.25 | 7/30/08 | 38,000,000 | 38,155,660 |
| Puerto Rico Municipal Financing Agency, GO Notes (Insured; FSA and Liquidity Facility; Merrill Lynch Capital Services) | 2.38 | 2/7/08 | 4,850,000 a,b | 4,850,000 |
| **Total Investments** (cost $4,744,430,775) | | | **90.6%** | **4,744,431,713** |
| **Cash and Receivables (Net)** | | | **9.4%** | **495,013,800** |
| **Net Assets** | | | **100.0%** | **5,239,445,513** |

*See footnotes on page 63.*
*See notes to financial statements.*

January 31, 2008

| Dreyfus California AMT-Free Municipal Cash Management | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments−99.6%** | | | | |
| **California−91.8%** | | | | |
| Alameda County, COP (Alameda County Medical Center Project) (Insured; MBIA) | 5.25 | 6/1/08 | 100,000 | 100,498 |
| Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvement Financing Projects) (LOC; Bank of Nova Scotia) | 1.82 | 2/7/08 | 100,000 a | 100,000 |
| Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvements Financing Projects) (LOC; KBC Bank) | 1.82 | 2/7/08 | 275,000 a | 275,000 |
| California, Economic Recovery Bonds | 3.00 | 7/1/08 | 100,000 | 100,264 |
| California, Economic Recovery Bonds | 5.00 | 7/1/08 | 250,000 | 252,429 |
| California, Economic Recovery Bonds | 5.00 | 1/1/09 | 460,000 | 470,442 |
| California, Economic Recovery Bonds (Liquidity Faciliity; JPMorgan Chase Bank) | 1.57 | 2/1/08 | 2,075,000 a | 2,075,000 |
| California, GO Notes | 5.00 | 3/1/08 | 175,000 | 175,273 |
| California, GO Notes | 5.00 | 6/1/08 | 100,000 | 100,617 |
| California, GO Notes | 4.25 | 9/1/08 | 100,000 | 101,058 |
| California, GO Notes (Insured; MBIA) | 4.75 | 6/1/08 | 455,000 | 458,627 |
| California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.) | 1.50 | 2/1/08 | 1,000,000 a | 1,000,000 |
| California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.) | 1.79 | 2/1/08 | 1,450,000 a | 1,450,000 |
| California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.) | 1.80 | 2/7/08 | 150,000 a | 150,000 |
| California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale) | 1.80 | 2/7/08 | 1,000,000 a | 1,000,000 |
| California, GO Notes (Various Purpose) | 4.00 | 2/1/08 | 100,000 | 100,000 |
| California, GO Notes (Various Purpose) | 6.75 | 2/1/08 | 100,000 | 100,000 |
| California, GO Notes (Various Purpose) | 5.00 | 3/1/08 | 500,000 | 500,853 |
| California, GO Notes (Various Purpose) | 5.00 | 6/1/08 | 100,000 | 100,716 |
| California, GO Notes (Various Purpose) | 4.75 | 9/1/08 | 100,000 | 100,997 |
| California, GO Notes (Various Purpose) | 6.25 | 9/1/08 | 100,000 | 101,853 |
| California, GO Notes (Various Purpose) | 6.50 | 10/1/08 | 165,000 | 168,760 |
| California, GO Notes (Various Purpose) | 6.50 | 11/1/08 | 300,000 | 306,787 |
| California, GO Notes (Various Purpose) | 2.80 | 2/1/09 | 100,000 | 100,000 |
| California, GO Notes (Various Purpose) (Insured; FGIC) | 6.75 | 2/1/08 | 150,000 | 150,000 |
| California, GO Notes (Veterans) | 9.00 | 4/1/08 | 1,305,000 | 1,316,655 |
| California, GO Notes (Veterans) | 8.50 | 10/1/08 | 100,000 | 103,272 |
| California, GO Notes (Veterans) | 9.20 | 10/1/08 | 1,000,000 | 1,035,642 |
| California, RAN | 4.00 | 6/30/08 | 10,635,000 | 10,664,150 |
| California Department of Water Resources, Power Supply Revenue (Insured; MBIA) | 5.00 | 5/1/08 | 125,000 | 125,493 |
| California Department of Water Resources, Power Supply Revenue (LOC; Bayerische Landesbank) | 1.75 | 2/1/08 | 12,850,000 a | 12,850,000 |
| California Department of Water Resources, Power Supply Revenue (LOC: Bayerische Landesbank and Westdeutsche Landesbank) | 1.67 | 2/1/08 | 2,200,000 a | 2,200,000 |
| California Department of Water Resources, Power Supply Revenue (LOC; BNP Paribas) | 1.65 | 2/1/08 | 12,100,000 a | 12,100,000 |

| Dreyfus California AMT-Free Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **California (continued)** | | | | |
| California Department of Water Resources, Power Supply Revenue (LOC: California State Teachers Retirement System and JPMorgan Chase Bank) | 1.75 | 2/7/08 | 1,400,000 [a] | 1,400,000 |
| California Department of Water Resources, Power Supply Revenue (LOC; Citibank NA) | 1.65 | 2/1/08 | 5,360,000 [a] | 5,360,000 |
| California Department of Water Resources, Power Supply Revenue (LOC: JPMorgan Chase Bank and Societe Generale) | 1.50 | 2/1/08 | 3,250,000 [a] | 3,250,000 |
| California Department of Water Resources, Power Supply Revenue (LOC; State Street Bank and Trust Co.) | 1.79 | 2/1/08 | 1,300,000 [a] | 1,300,000 |
| California Department of Water Resources, Water Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 2.92 | 2/7/08 | 9,500,000 | 9,500,000 |
| California Educational Facilities Authority, Revenue (University of Judaism) (LOC; Allied Irish Banks) | 2.29 | 2/7/08 | 3,100,000 [a] | 3,100,000 |
| California Health Facilities Financing Authority, Health Facility Revenue (Catholic Healthcare West Loan Program) (LOC; Bank of America) | 2.00 | 2/7/08 | 16,000,000 [a] | 16,000,000 |
| California Health Facilities Financing Authority, Insured Revenue (Southern California Presbyterian Homes) (Insured; MBIA and Liquidity Facility; Bank of America) | 3.50 | 2/7/08 | 3,175,000 [a] | 3,175,000 |
| California Health Facilities Financing Authority, Revenue (Kaiser Permanente) | 2.04 | 2/7/08 | 450,000 [a] | 450,000 |
| California Housing Finance Agency, MFHR (Liquidity Facility; FNMA) | 1.95 | 2/7/08 | 12,875,000 [a] | 12,875,000 |
| California Infrastructure and Economic Development Bank, Revenue (Saint Margaret's Episcopal School) (LOC; Allied Irish Banks) | 2.10 | 2/7/08 | 3,400,000 [a] | 3,400,000 |
| California Infrastructure and Economic Development Bank, Revenue (Southern California Public Radio Project) (LOC; Allied Irish Banks) | 1.85 | 2/1/08 | 4,000,000 [a] | 4,000,000 |
| California Infrastructure and Economic Development Bank, Revenue (Southern California Public Radio Project) (LOC; Allied Irish Banks) | 1.85 | 2/1/08 | 7,000,000 [a] | 7,000,000 |
| California Pollution Control Financing Authority, PCR (Southdown, Inc. Project) (LOC; Wachovia Bank) | 2.75 | 3/1/08 | 300,000 [a] | 300,000 |
| California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One) | 1.50 | 2/1/08 | 2,200,000 [a] | 2,200,000 |
| California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank) | 1.60 | 2/1/08 | 3,000,000 [a] | 3,000,000 |
| California Pollution Control Financing Authority, PCR, Refunding (U.S. Borax Inc. Project) (LOC; Wachovia Bank) | 2.03 | 2/7/08 | 475,000 [a] | 475,000 |
| California State Public Works Board, LR (UCLA Replacement Hospitals) (Insured; FSA) | 4.75 | 10/1/08 | 200,000 | 202,202 |
| California State University Trustees, Systemwide Revenue (Liquidity Facility; Morgan Stanley Bank and LOC; Morgan Stanley Bank) | 2.42 | 2/7/08 | 6,845,000 [a,b] | 6,845,000 |
| California Statewide Communities Development Authority, Revenue (House Ear Institute Project) (LOC; City National Bank) | 2.25 | 2/7/08 | 100,000 [a] | 100,000 |
| California Statewide Communities Development Authority, Revenue (Kaiser Permanente) | 2.04 | 2/7/08 | 3,220,000 [a] | 3,220,000 |
| California Statewide Communities Development Authority, Revenue (Kaiser Permanente) | 2.05 | 2/7/08 | 3,000,000 [a] | 3,000,000 |

| Dreyfus California AMT-Free Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **California (continued)** | | | | |
| California Statewide Communities Development Authority, Revenue, CP (Kaiser Permanente) | 3.30 | 3/11/08 | 6,000,000 | 6,000,000 |
| California Statewide Communities Development Authority, Revenue, CP (Kaiser Permanente) | 3.30 | 3/11/08 | 5,000,000 | 5,000,000 |
| Central Union High School District, GO Notes, Refunding (Insured; FGIC) | 3.50 | 8/1/08 | 105,000 | 105,213 |
| Cerritos Community College District, GO Notes | 5.00 | 8/1/08 | 140,000 | 141,087 |
| Chaffey Community College District, GO Notes (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 2.50 | 2/7/08 | 4,435,000 a,b | 4,435,000 |
| Contra Costa Water District, Water Revenue, Refunding (Insured; FSA) | 5.00 | 10/1/08 | 150,000 | 152,698 |
| Covina Redevelopment Agency, MFHR, Refunding (Shadowhills Apartments Project) (LOC; FNMA) | 2.00 | 2/7/08 | 100,000 a | 100,000 |
| Dos Palos-Oro Loma Joint Unified School District, TRAN | 4.00 | 12/26/08 | 1,700,000 | 1,714,082 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue, Refunding (Insured; MBIA) | 5.50 | 1/15/09 | 500,000 | 511,331 |
| Fullerton School District, GO Notes (Insured; FSA) | 4.50 | 8/1/08 | 150,000 | 151,556 |
| Glendale, Electric Revenue (Insured; MBIA) | 3.25 | 2/1/08 | 500,000 | 500,000 |
| Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank) | 5.53 | 2/7/08 | 4,000,000 a,b | 4,000,000 |
| Hawthorne School District, GO Notes, BAN | 6.25 | 9/1/08 | 2,800,000 | 2,845,204 |
| Hayward Housing Authority, MFHR, Refunding (Barrington Hills Apartments) (LOC; FNMA) | 2.01 | 2/7/08 | 1,600,000 a | 1,600,000 |
| Imperial Irrigation District, Electric and Water System Project Revenue, CP (LOC; Citibank NA) | 3.45 | 2/7/08 | 8,000,000 | 8,000,000 |
| Livermore Valley Joint Unified School District, GO Notes (Insured; FGIC) | 7.50 | 8/1/08 | 250,000 | 255,446 |
| Livermore Valley Joint Unified School District, GO Notes (Insured; MBIA) | 4.63 | 8/1/08 | 100,000 | 100,794 |
| Los Angeles, GO Notes, TRAN | 4.50 | 6/30/08 | 3,410,000 | 3,426,571 |
| Los Angeles Community College District, GO Notes (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank) | 2.42 | 2/7/08 | 10,425,000 a,b | 10,425,000 |
| Los Angeles County, GO Notes, TRAN | 4.50 | 6/30/08 | 300,000 | 301,427 |
| Los Angeles County, Pension Obligation Certificates (Insured; MBIA) | 6.90 | 6/30/08 | 875,000 | 887,571 |
| Los Angeles County Housing Authority, MFHR, Refunding (Malibu Meadows Project) (Insured; FNMA) | 1.96 | 2/7/08 | 200,000 a | 200,000 |
| Los Angeles County Housing Authority, MFHR, Refunding (Meadowridge Apartments Project) (LOC; FNMA) | 2.10 | 2/7/08 | 900,000 a | 900,000 |
| Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America) | 3.43 | 2/13/08 | 3,800,000 | 3,800,000 |
| Los Angeles Unified School District, GO Notes (Insured; FSA) | 5.00 | 7/1/08 | 200,000 | 202,166 |
| M-S-R Public Power Agency, San Juan Project Subordinate Lien Revenue (Insured; MBIA and Liquidity Facility; Bank One) | 2.75 | 2/1/08 | 700,000 a | 700,000 |
| Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America) | 2.24 | 2/7/08 | 3,000,000 a,b | 3,000,000 |
| Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Banks) | 2.12 | 2/7/08 | 2,630,000 a | 2,630,000 |
| North Sacramento School District, GO Notes (Insured; FSA) | 7.00 | 8/1/08 | 215,000 | 220,000 |
| Orange County, Apartment Development Revenue, Refunding (Harbor Pointe) (LOC; FHLB) | 1.96 | 2/7/08 | 2,160,000 a | 2,160,000 |

| Dreyfus California AMT-Free Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **California (continued)** | | | | |
| Orange County Sanitation District, COP, Refunding (Liquidity Facility; Dexia Credit Locale) | 1.80 | 2/1/08 | 1,215,000 [a] | 1,215,000 |
| Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 5.26 | 2/7/08 | 3,800,000 [a,b] | 3,800,000 |
| Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services) | 2.70 | 2/7/08 | 4,700,000 [a,b] | 4,700,000 |
| Riverside County Housing Authority, Multifamily Housing Mortgage Revenue, Refunding (Mountain View Apartments) (LOC: FHLB) | 2.46 | 2/7/08 | 925,000 [a] | 925,000 |
| Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA) | 4.00 | 8/15/08 | 100,000 | 100,259 |
| San Bernardino County, COP (Justice Center/Airport Improvements Refunding Project) (Insured; MBIA) | 3.25 | 7/1/08 | 100,000 | 100,068 |
| San Bernardino County, Multifamily Housing Mortgage Revenue, Refunding (WLP Mountain View Apartments) (LOC; FNMA) | 1.96 | 2/7/08 | 2,785,000 [a] | 2,785,000 |
| San Bernardino County Transportation Authority, Sale Tax Revenue (Insured; MBIA) | 6.25 | 3/1/08 | 275,000 | 275,697 |
| San Diego County Regional Transportation Commission, Second Senior Sales Tax Revenue (Insured; FGIC) | 4.75 | 4/1/08 | 475,000 | 476,210 |
| San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank) | 2.24 | 2/7/08 | 3,185,000 [a,b] | 3,185,000 |
| San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA) | 5.00 | 8/1/08 | 1,000,000 | 1,007,764 |
| Santa Clara County-El Camino Hospital District Hospital Facilities Authority, LR (Valley Medical Center Project) (LOC; State Street Bank and Trust Co.) | 2.00 | 2/7/08 | 2,000,000 [a] | 2,000,000 |
| Santa Fe Springs Community Development Commission, Tax Allocation Revenue (Consolidated Redevelopment Project) (Insured; MBIA) | 3.50 | 9/1/08 | 285,000 | 285,673 |
| Southern California Public Power Authority, Transmission Power Revenue, Refunding (Southern Transmission Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 1.75 | 2/7/08 | 435,000 [a] | 435,000 |
| Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA) | 1.85 | 2/1/08 | 1,720,000 [a] | 1,720,000 |
| Susanville Public Financing Authority, Revenue (Insured; MBIA) | 4.60 | 6/1/08 | 140,000 | 140,635 |
| Sweetwater Union High School District, GO Notes (Insured; FSA) | 2.50 | 8/1/08 | 200,000 | 200,000 |
| Turlock Irrigation District, CP (LOC; Citibank NA) | 2.82 | 3/12/08 | 5,000,000 | 5,000,000 |
| Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup) | 2.29 | 2/7/08 | 2,400,000 [a,b] | 2,400,000 |
| Tustin Public Financing Authority, Revenue (Tustin Ranch) (Insured; FSA) | 5.00 | 9/2/08 | 115,000 | 115,980 |
| Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank) | 2.17 | 2/7/08 | 1,600,000 [a] | 1,600,000 |
| Vallejo, COP (2001 Golf Course Facilities Financing Project) (LOC; California State Teachers Retirement System) | 1.80 | 2/7/08 | 150,000 [a] | 150,000 |
| Ventura County, GO Notes, TRAN | 4.50 | 7/1/08 | 360,000 | 362,027 |

| Dreyfus California AMT-Free Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **California** (continued) | | | | |
| WateReuse Finance Authority, Revenue (WateReuse Variable Rate Finance Program) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC) | 1.93 | 2/7/08 | 1,375,000 [a] | 1,375,000 |
| Yuba Community College District, GO Notes, TRAN | 4.00 | 10/2/08 | 2,220,000 | 2,228,152 |
| **U.S. Related—7.8%** | | | | |
| Guam, Limited Obligation Infrastructure Improvement Revenue (Insured; AMBAC) | 5.50 | 11/1/08 | 200,000 | 203,018 |
| Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA) | 2.28 | 2/7/08 | 6,800,000 [a,b] | 6,800,000 |
| Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA) | 5.50 | 7/1/08 | 50,000 | 50,422 |
| Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA) | 5.50 | 7/1/08 | 395,000 | 398,407 |
| Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA) | 6.25 | 7/1/08 | 150,000 | 151,620 |
| Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 6.00 | 2/7/08 | 4,000,000 [a] | 4,000,000 |
| Puerto Rico Commonwealth, Public Improvement, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 1.80 | 2/1/08 | 1,500,000 [a] | 1,500,000 |
| Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank) | 4.25 | 7/30/08 | 4,200,000 | 4,217,205 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue, Refunding (Insured; FGIC) | 5.00 | 7/1/08 | 100,000 | 100,583 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue, Refunding (Insured; XLCA) | 5.00 | 7/1/08 | 400,000 | 402,591 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Refunding (Insured; AMBAC) | 5.50 | 7/1/08 | 2,000,000 | 2,017,244 |
| Puerto Rico Public Buildings Authority, Public Education and Health Facilities Revenue, Refunding (Insured; MBIA) | 5.60 | 7/1/08 | 500,000 | 504,064 |
| University of Puerto Rico, University System Revenue, Refunding (Insured; MBIA) | 6.25 | 6/1/08 | 100,000 | 101,107 |
| **Total Investments** (cost $261,580,460) | | | **99.6%** | **261,580,460** |
| **Cash and Receivables (Net)** | | | **.4%** | **1,011,681** |
| **Net Assets** | | | **100.0%** | **262,592,141** |

*See footnotes on page 63.*
*See notes to financial statements.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| ACA | American Capital Access | AGC | ACE Guaranty Corporation |
| AGIC | Asset Guaranty Insurance Company | AMBAC | American Municipal Bond Assurance Corporation |
| ARRN | Adjustable Rate Receipt Notes | BAN | Bond Anticipation Notes |
| BIGI | Bond Investors Guaranty Insurance | BPA | Bond Purchase Agreement |
| CGIC | Capital Guaranty Insurance Company | CIC | Continental Insurance Company |
| CIFG | CDC Ixis Financial Guaranty | CMAC | Capital Market Assurance Corporation |
| COP | Certificate of Participation | CP | Commercial Paper |
| EDR | Economic Development Revenue | EIR | Environmental Improvement Revenue |
| FGIC | Financial Guaranty Insurance Company | FHA | Federal Housing Administration |
| FHLB | Federal Home Loan Bank | FHLMC | Federal Home Loan Mortgage Corporation |
| FNMA | Federal National Mortgage Association | FSA | Financial Security Assurance |
| GAN | Grant Anticipation Notes | GIC | Guaranteed Investment Contract |
| GNMA | Government National Mortgage Association | GO | General Obligation |
| HR | Hospital Revenue | IDB | Industrial Development Board |
| IDC | Industrial Development Corporation | IDR | Industrial Development Revenue |
| LOC | Letter of Credit | LOR | Limited Obligation Revenue |
| LR | Lease Revenue | MBIA | Municipal Bond Investors Assurance Insurance Corporation |
| MFHR | Multi-Family Housing Revenue | MFMR | Multi-Family Mortgage Revenue |
| PCR | Pollution Control Revenue | PILOT | Payment in Lieu of Taxes |
| RAC | Revenue Anticipation Certificates | RAN | Revenue Anticipation Notes |
| RAW | Revenue Anticipation Warrants | RRR | Resources Recovery Revenue |
| SAAN | State Aid Anticipation Notes | SBPA | Standby Bond Purchase Agreement |
| SFHR | Single Family Housing Revenue | SFMR | Single Family Mortgage Revenue |
| SONYMA | State of New York Mortgage Agency | SWDR | Solid Waste Disposal Revenue |
| TAN | Tax Anticipation Notes | TAW | Tax Anticipation Warrants |
| TRAN | Tax and Revenue Anticipation Notes | XLCA | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| | | | | | Value (%)[†] | | | |
|---|---|---|---|---|---|---|---|---|
| Fitch | or | Moody's | or | Standard & Poor's | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management | Dreyfus California AMT-Free Municipal Cash Management |
| F1+, F1 | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | 89.1 | 82.5 | 96.0 | 89.2 |
| AAA, AA, A [d] | | Aaa, Aa, A [d] | | AAA, AA, A [d] | 4.9 | 9.1 | 3.9 | 9.5 |
| Not Rated [e] | | Not Rated [e] | | Not Rated [e] | 6.0 | 8.4 | .1 | 1.3 |
| | | | | | **100.0** | **100.0** | **100.0** | **100.0** |

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, Dreyfus Municipal Cash Management Plus amounted to $444,864,608 or 17.2%, Dreyfus New York Municipal Cash Management amounted to $257,775,500 or 27.4%, Dreyfus Tax Exempt Cash Management amounted to $909,104,000 or 17.4% and Dreyfus California AMT-Free Municipal Cash Management amounted to $49,590,000 or 18.9% of net assets.*

[c] *Purchased on delayed delivery basis.*

[d] *Notes which are not F, MIG or SP rated are represented by bond ratings of the issuers.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

January 31, 2008

| | Dreyfus Cash Management | Dreyfus Cash Management Plus, Inc. | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Assets ($):** | | | | | | |
| Investments at value–Note 1(a,b)† | 23,901,739 | 14,897,890 | 12,194,050 | 3,912,385 | 17,637,000 | 9,357,315 |
| Cash | – | – | – | – | 21,022 | – |
| Receivable for investment securites sold | 200,328 | – | – | – | – | – |
| Interest receivable | 75,553 | 72,362 | 17,977 | 9,806 | 899 | 8,486 |
| | **24,177,620** | **14,970,252** | **12,212,027** | **3,922,191** | **17,658,921** | **9,365,801** |
| **Liabilities ($):** | | | | | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(b) | 4,519 | 3,301 | 2,836 | 977 | 4,215 | 2,243 |
| Cash overdraft due to Custodian | 48,322 | 18,447 | 27,470 | 3,342 | – | 3,995 |
| Payable for investment securities purchased | 899,981 | – | – | – | 55,000 | – |
| Payable for shares of Beneficial Interest/Common Stock redeemed | 226 | 21,491 | 182 | – | – | 224 |
| | **953,048** | **43,239** | **30,488** | **4,319** | **59,215** | **6,462** |
| **Net Assets ($)** | **23,224,572** | **14,927,013** | **12,181,539** | **3,917,872** | **17,599,706** | **9,359,339** |
| **Composition of Net Assets ($):** | | | | | | |
| Paid-in capital | 23,224,612 | 14,933,779 | 12,184,376 | 3,917,870 | 17,600,807 | 9,359,874 |
| Accumulated net realized gain (loss) on investments | (40) | (6,766) | (2,837) | 2 | (1,101) | (535) |
| **Net Assets ($)** | **23,224,572** | **14,927,013** | **12,181,539** | **3,917,872** | **17,599,706** | **9,359,339** |
| **Net Asset Value Per Share** | | | | | | |
| **Institutional Shares** | | | | | | |
| Net Assets ($) | 18,982,765 | 9,512,649 | 9,303,399 | 2,326,763 | 12,890,724 | 5,373,598 |
| Shares Outstanding | 18,982,849 | 9,518,273 | 9,305,281 | 2,326,763 | 12,891,577 | 5,374,115 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | | | | |
| Net Assets ($) | 3,194,177 | 1,801,582 | 1,738,313 | 562,833 | 3,483,115 | 2,573,403 |
| Shares Outstanding | 3,194,136 | 1,802,337 | 1,738,949 | 562,827 | 3,483,309 | 2,573,460 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |

| | Dreyfus Cash Management | Dreyfus Cash Management Plus, Inc. | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Net Asset Value Per Share (continued)** | | | | | | |
| **Administrative Shares** | | | | | | |
| Net Assets ($) | 638,303 | 2,278,380 | 692,634 | 307,143 | 757,956 | 437,802 |
| Shares Outstanding | 638,304 | 2,278,533 | 692,841 | 307,135 | 757,985 | 437,786 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | | | | |
| Net Assets ($) | 390,333 | 1,263,749 | 445,492 | 711,132 | 288,294 | 974,535 |
| Shares Outstanding | 390,330 | 1,263,993 | 445,636 | 711,144 | 288,312 | 974,512 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Service Shares** | | | | | | |
| Net Assets ($) | – | 70,227 | – | – | 56,158 | – |
| Shares Outstanding | – | 70,218 | – | – | 56,161 | – |
| **Net Asset Value Per Share ($)** | **–** | **1.00** | **–** | **–** | **1.00** | **–** |
| **Select Shares** | | | | | | |
| Net Assets ($) | – | 425 | – | – | 94,178 | – |
| Shares Outstanding | – | 425 | – | – | 94,182 | – |
| **Net Asset Value Per Share ($)** | **–** | **1.00** | **–** | **–** | **1.00** | **–** |
| **Agency Shares** | | | | | | |
| Net Assets ($) | 18,994 | 1 | 1,701 | 10,001 | 1 | 1 |
| Shares Outstanding | 18,993 | 1 | 1,701 | 10,001 | 1 | 1 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Premier Shares** | | | | | | |
| Net Assets ($) | – | – | – | – | 29,280 | – |
| Shares Outstanding | – | – | – | – | 29,280 | – |
| **Net Asset Value Per Share ($)** | **–** | **–** | **–** | **–** | **1.00** | **–** |
| † Investments at cost ($) | 23,901,739 | 14,897,890 | 12,194,050 | 3,912,385 | 17,637,000 | 9,357,315 |

a Amount includes repurchase agreements of $3,733,000,000, $50,000,000, $2,119,000,000 and $17,637,000,000 for Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, and Dreyfus Treasury Cash Management, respectively, See Note 1(b).

See notes to financial statements.

(amounts in thousands, except Net Asset Value Per Share)

January 31, 2008

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management | Dreyfus California AMT-Free Municipal Cash Management |
|---|---|---|---|---|
| **Assets ($):** | | | | |
| Investments at value—Note 1(a)† | 2,490,367 | 926,446 | 4,744,432 | 261,580 |
| Cash | 26,154 | 9,772 | 332,537 | 148 |
| Receivable for investment securites sold | 87,773 | – | 209,443 | – |
| Interest receivable | 12,934 | 5,536 | 26,698 | 1,443 |
| | **2,617,228** | **941,754** | **5,313,110** | **263,171** |
| **Liabilities ($):** | | | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | 242 | 251 | 574 | 75 |
| Payable for investment securities purchased | 27,259 | – | 72,936 | 504 |
| Payable for shares of Beneficial Interest redeemed | 370 | 34 | 154 | – |
| | **27,871** | **285** | **73,664** | **579** |
| **Net Assets ($)** | **2,589,357** | **941,469** | **5,239,446** | **262,592** |
| **Composition of Net Assets ($):** | | | | |
| Paid-in capital | 2,589,260 | 941,462 | 5,239,349 | 262,571 |
| Accumulated net realized gain (loss) on investments | 97 | 7 | 97 | 21 |
| **Net Assets ($)** | **2,589,357** | **941,469** | **5,239,446** | **262,592** |
| **Net Asset Value Per Share** | | | | |
| **Instititutional Shares** | | | | |
| Net Assets ($) | 1,786,505 | 457,983 | 4,369,592 | 114,717 |
| Shares Outstanding | 1,786,337 | 457,973 | 4,369,564 | 114,701 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | | |
| Net Assets ($) | 472,102 | 362,651 | 556,176 | 5,888 |
| Shares Outstanding | 471,999 | 362,650 | 556,166 | 5,888 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Administrative Shares** | | | | |
| Net Assets ($) | 294,180 | 74,292 | 259,112 | 57 |
| Shares Outstanding | 294,077 | 74,296 | 259,075 | 57 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | | |
| Net Assets ($) | 36,569 | 46,542 | 54,565 | 141,929 |
| Shares Outstanding | 36,545 | 46,546 | 54,543 | 141,913 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Agency Shares** | | | | |
| Net Assets ($) | 1 | 1 | 1 | 1 |
| Shares Outstanding | 1 | 1 | 1 | 1 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** |
| † Investments at cost ($) | 2,490,367 | 926,446 | 4,744,432 | 261,580 |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

(amounts in thousands)

Year Ended January 31, 2008

| | Dreyfus Cash Management | Dreyfus Cash Management Plus, Inc. | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Investment Income ($):** | | | | | | |
| **Interest Income** | **825,306** | **660,984** | **455,776** | **120,157** | **498,519** | **163,341** |
| **Expenses:** | | | | | | |
| Management fee–Note 2(a) | 31,586 | 25,223 | 18,505 | 4,898 | 21,936 | 8,131 |
| Distribution fees–Note 2(b) | 6,748 | 10,389 | 5,375 | 2,960 | 7,559 | 4,946 |
| **Total Expenses** | **38,334** | **35,612** | **23,880** | **7,858** | **29,495** | **13,077** |
| **Investment Income-Net** | **786,972** | **625,372** | **431,896** | **112,299** | **469,024** | **150,264** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **1,516** | **1,795** | **–** | **4** | **(1,005)** | **91** |
| **Net Increase in Net Assets Resulting from Operations** | **788,488** | **627,167** | **431,896** | **112,303** | **468,019** | **150,355** |

*See notes to financial statements.*

(amounts in thousands)

Year Ended January 31, 2008

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management | Dreyfus California AMT-Free Municipal Cash Management[a] |
|---|---|---|---|---|
| **Investment Income ($):** | | | | |
| **Interest Income** | **60,210** | **26,546** | **133,522** | **2,459** |
| **Expenses:** | | | | |
| Management fee—Note 2(a) | 3,325 | 1,480 | 7,440 | 150 |
| Distribution fees—Note 2(b) | 1,091 | 736 | 1,104 | 149 |
| **Total Expenses** | **4,416** | **2,216** | **8,544** | **299** |
| Less—reduction in management fee due to undertaking—Note 2(a) | – | – | – | (38) |
| **Net Expenses** | **4,416** | **2,216** | **8,544** | **261** |
| **Investment Income—Net** | **55,794** | **24,330** | **124,978** | **2,198** |
| **Net Realized Gain (Loss) on Investments—Note 1(b) ($)** | **481** | **7** | **97** | **32** |
| **Net Increase in Net Assets Resulting from Operations** | **56,275** | **24,337** | **125,075** | **2,230** |

[a] *From August 1, 2007 (commencement of operations) to January 31, 2008.*

*See notes to financial statements.*

# STATEMENTS OF CHANGES IN ASSETS

(amounts in thousands)

| | Dreyfus Cash Management Year Ended January 31, | | Dreyfus Cash Management Plus, Inc. Year Ended January 31, | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Operations ($):** | | | | |
| Investment income–net | 786,972 | 647,930 | 625,372 | 452,144 |
| Net realized gain (loss) on investments | 1,516 | – | 1,795 | – |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **788,488** | **647,930** | **627,167** | **452,144** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income–net: | | | | |
| Institutional Shares | (655,939) | (565,805) | (400,368) | (305,367) |
| Investor Shares | (94,790) | (57,732) | (74,856) | (63,198) |
| Administrative Shares | (20,496) | (14,545) | (99,585) | (49,833) |
| Participant Shares | (15,640) | (9,848) | (48,028) | (33,746) |
| Service Shares | – | – | (1,833) | – |
| Select Shares | – | – | (702) | – |
| Agency Shares | (107) | – | –a | – |
| **Total Dividends** | **(786,972)** | **(647,930)** | **(625,372)** | **(452,144)** |
| **Beneficial Interest/Capital Stock Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 111,115,020 | 102,137,430 | 82,317,470 | 82,632,783 |
| Investor Shares | 18,082,329 | 12,712,990 | 6,000,989 | 6,245,463 |
| Administrative Shares | 3,871,218 | 3,102,069 | 10,373,899 | 5,795,174 |
| Participant Shares | 2,558,896 | 1,361,084 | 5,075,388 | 3,071,131 |
| Service Shares | – | – | 105,724 | – |
| Select Shares | – | – | 61,706 | – |
| Agency Shares | 20,214 | – | 1 | – |
| Net asset received in connection with reorganization–Note 1 | – | – | 311,035 | – |
| Dividends reinvested: | | | | |
| Institutional Shares | 189,414 | 168,884 | 159,342 | 120,877 |
| Investor Shares | 32,234 | 16,521 | 66,615 | 56,642 |
| Administrative Shares | 7,189 | 4,427 | 71,268 | 49,247 |
| Participant Shares | 7,547 | 8,013 | 46,590 | 32,839 |
| Service Shares | – | – | 6 | – |
| Agency Shares | –a | – | –a | – |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (103,385,508) | (100,727,903) | (79,459,893) | (82,166,637) |
| Investor Shares | (16,510,295) | (12,377,419) | (5,924,134) | (5,919,618) |
| Administrative Shares | (3,554,699) | (3,042,612) | (9,626,171) | (5,489,719) |
| Participant Shares | (2,381,698) | (1,374,003) | (4,799,768) | (2,862,522) |
| Service Shares | – | – | (35,512) | – |
| Select Shares | – | – | (61,280) | – |
| Agency Shares | (1,221) | – | – | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest/Capital Stock Transactions** | **10,050,640** | **1,989,481** | **4,683,275** | **1,565,660** |
| **Total Increase (Decrease) In Net Assets** | **10,052,156** | **1,989,481** | **4,685,070** | **1,565,660** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 13,172,416 | 11,182,935 | 10,241,943 | 8,676,283 |
| **End of Period** | **23,224,572** | **13,172,416** | **14,927,013** | **10,241,943** |

a  *Amount represents less than $1,000.*
*See notes to financial statements.*

(amounts in thousands)

| | Dreyfus Government Cash Management | | Dreyfus Government Prime Cash Management | |
|---|---|---|---|---|
| | Year Ended January 31, | | Year Ended January 31, | |
| | 2008 | 2007 | 2008 | 2007 |
| **Operations ($):** | | | | |
| Investment income—net | 431,896 | 217,391 | 112,299 | 78,974 |
| Net realized gain (loss) on investments | – | (37) | 4 | (1) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **431,896** | **217,354** | **112,303** | **78,973** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (332,115) | (151,006) | (64,587) | (44,534) |
| Investor Shares | (63,698) | (42,175) | (14,691) | (11,467) |
| Administrative Shares | (21,780) | (13,086) | (12,714) | (9,295) |
| Participant Shares | (14,302) | (11,124) | (20,300) | (13,678) |
| Agency Shares | (1) | – | (7) | – |
| **Total Dividends** | **(431,896)** | **(217,391)** | **(112,299)** | **(78,974)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 62,428,965 | 29,602,789 | 8,582,467 | 4,798,429 |
| Investor Shares | 8,341,691 | 6,108,135 | 1,103,089 | 525,736 |
| Administrative Shares | 3,379,793 | 1,851,747 | 5,339,824 | 3,769,622 |
| Participant Shares | 2,997,005 | 1,510,479 | 1,910,645 | 1,651,006 |
| Agency Shares | 1,701 | – | 10,015 | – |
| Net asset received in connection with reorganization—Note 1 | 166,517 | – | – | – |
| Dividends reinvested: | | | | |
| Institutional Shares | 139,199 | 61,313 | 43,797 | 32,069 |
| Investor Shares | 43,335 | 34,641 | 13,720 | 11,063 |
| Administrative Shares | 19,282 | 11,946 | 11,097 | 8,477 |
| Participant Shares | 11,964 | 9,164 | 19,036 | 12,245 |
| Agency Shares | –[a] | – | –[a] | – |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (56,382,539) | (29,388,591) | (7,304,406) | (4,599,038) |
| Investor Shares | (7,555,501) | (6,284,070) | (829,433) | (503,523) |
| Administrative Shares | (3,193,254) | (1,782,909) | (5,357,470) | (3,674,731) |
| Participant Shares | (2,759,744) | (1,567,294) | (1,560,034) | (1,529,419) |
| Agency Shares | – | – | (14) | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **7,638,414** | **167,350** | **1,982,333** | **501,936** |
| **Total Increase (Decrease) In Net Assets** | **7,638,414** | **167,313** | **1,982,337** | **501,935** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 4,543,125 | 4,375,812 | 1,935,535 | 1,433,600 |
| **End of Period** | **12,181,539** | **4,543,125** | **3,917,872** | **1,935,535** |

[a] *Amount represents less than $1,000.*
*See notes to financial statements.*

| | Dreyfus Treasury Cash Management Year Ended January 31, 2008 | 2007 | Dreyfus Treasury Prime Cash Management Year Ended January 31, 2008 | 2007 |
|---|---|---|---|---|
| **Operations ($):** | | | | |
| Investment income—net | 469,024 | 212,287 | 150,264 | 85,534 |
| Net realized gain (loss) on investments | (1,005) | (44) | 91 | (323) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **468,019** | **212,243** | **150,355** | **85,211** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (339,229) | (135,008) | (85,135) | (52,494) |
| Investor Shares | (97,146) | (63,070) | (39,397) | (26,471) |
| Administrative Shares | (21,018) | (4,382) | (8,630) | (441) |
| Participant Shares | (9,264) | (9,827) | (17,102) | (6,128) |
| Service Shares | (1,012) | – | – | – |
| Select Shares | (1,233) | – | – | – |
| Agency Shares | (1) | – | –[a] | – |
| Premier Shares | (121) | – | – | – |
| **Total Dividends** | **(469,024)** | **(212,287)** | **(150,264)** | **(85,534)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 62,953,350 | 24,189,105 | 16,130,440 | 5,278,720 |
| Investor Shares | 16,251,324 | 10,798,967 | 5,753,513 | 2,419,986 |
| Administrative Shares | 4,035,980 | 1,151,481 | 1,478,369 | 43,474 |
| Participant Shares | 1,072,919 | 1,107,947 | 5,176,489 | 741,686 |
| Service Shares | 126,546 | – | – | – |
| Select Shares | 194,954 | – | – | – |
| Agency Shares | 1,332 | – | 1 | – |
| Premier Shares | 129,840 | – | – | – |
| Net asset received in connection with reorganization—Note 1 | 213,419 | – | – | – |
| Dividends reinvested: | | | | |
| Institutional Shares | 170,449 | 39,802 | 50,139 | 21,344 |
| Investor Shares | 11,038 | 3,305 | 14,978 | 10,705 |
| Administrative Shares | 12,780 | 4,039 | 5,564 | 431 |
| Participant Shares | 1,692 | 4,359 | 13,240 | 2,649 |
| Select Shares | 799 | – | – | – |
| Agency Shares | –[a] | – | –[a] | – |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (53,661,585) | (23,816,626) | (11,850,519) | (5,743,676) |
| Investor Shares | (14,249,942) | (10,651,720) | (3,809,618) | (2,467,024) |
| Administrative Shares | (3,644,825) | (1,101,677) | (1,050,763) | (65,470) |
| Participant Shares | (1,043,027) | (1,075,037) | (4,336,650) | (975,092) |
| Service Shares | (70,385) | – | – | – |
| Select Shares | (101,571) | – | – | – |
| Agency Shares | (1,331) | – | – | – |
| Premier Shares | (100,560) | – | – | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **12,303,196** | **653,945** | **7,575,183** | **(732,267)** |
| **Total Increase (Decrease) In Net Assets** | **12,302,191** | **653,901** | **7,575,274** | **(732,590)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 5,297,515 | 4,643,614 | 1,784,065 | 2,516,655 |
| **End of Period** | **17,599,706** | **5,297,515** | **9,359,339** | **1,784,065** |

[a] *Amount represents less than $1,000.*
*See notes to financial statements.*

(amounts in thousands)

| | Dreyfus Municipal Cash Management Plus | | Dreyfus New York Municipal Cash Management | |
|---|---|---|---|---|
| | Year Ended January 31, | | Year Ended January 31, | |
| | 2008 | 2007 | 2008 | 2007 |
| **Operations ($):** | | | | |
| Investment income—net | 55,794 | 34,786 | 24,330 | 16,221 |
| Net realized gain (loss) on investments | 481 | 2 | 7 | 76 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **56,275** | **34,788** | **24,337** | **16,297** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (36,683) | (22,573) | (14,353) | (11,020) |
| Investor Shares | (8,261) | (5,226) | (6,391) | (3,957) |
| Administrative Shares | (9,740) | (6,242) | (2,575) | (1,043) |
| Participant Shares | (1,110) | (745) | (1,087) | (205) |
| Agency Shares | —[a] | – | —[a] | – |
| **Total Dividends** | **(55,794)** | **(34,786)** | **(24,406)** | **(16,225)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 13,658,617 | 8,300,868 | 1,580,476 | 1,191,904 |
| Investor Shares | 1,008,420 | 814,722 | 760,459 | 429,173 |
| Administrative Shares | 1,050,609 | 1,042,223 | 230,574 | 172,138 |
| Participant Shares | 130,260 | 49,773 | 131,908 | 56,542 |
| Agency Shares | 1 | – | 1 | – |
| Dividends reinvested: | | | | |
| Institutional Shares | 20,966 | 15,989 | 4,307 | 3,879 |
| Investor Shares | 8,217 | 5,214 | 6,033 | 3,951 |
| Administrative Shares | 9,399 | 6,127 | 2,334 | 973 |
| Participant Shares | 1,110 | 745 | 1,086 | 203 |
| Agency Shares | —[a] | – | —[a] | – |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (12,488,874) | (8,359,657) | (1,503,654) | (1,162,402) |
| Investor Shares | (750,883) | (793,379) | (524,117) | (437,862) |
| Administrative Shares | (1,057,162) | (894,434) | (194,990) | (144,984) |
| Participant Shares | (117,457) | (53,103) | (126,322) | (19,343) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **1,473,223** | **135,088** | **368,095** | **94,172** |
| **Total Increase (Decrease) In Net Assets** | **1,473,704** | **135,090** | **368,026** | **94,244** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 1,115,653 | 980,563 | 573,443 | 479,199 |
| **End of Period** | **2,589,357** | **1,115,653** | **941,469** | **573,443** |

[a] *Amount represents less than $1,000.*
*See notes to financial statements.*

| | Dreyfus Tax Exempt Cash Management | | Dreyfus California AMT-Free Municipal Cash Management |
|---|---|---|---|
| | Year Ended January 31, | | Year Ended |
| | 2008 | 2007 | January 31, 2008[a] |
| **Operations ($):** | | | |
| Investment income—net | 124,978 | 98,378 | 2,198 |
| Net realized gain (loss) on investments | 97 | 83 | 32 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **125,075** | **98,461** | **2,230** |
| **Dividends to Shareholders from ($):** | | | |
| Investment income—net: | | | |
| Institutional Shares | (108,527) | (84,782) | (1,188) |
| Investor Shares | (9,787) | (8,204) | (22) |
| Administrative Shares | (5,526) | (4,449) | (3) |
| Participant Shares | (1,146) | (943) | (985) |
| Agency Shares | —[b] | — | —[b] |
| **Total Dividends** | **(124,986)** | **(98,378)** | **(2,198)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | |
| Net proceeds from shares sold: | | | |
| Institutional Shares | 17,744,372 | 16,375,981 | 289,817 |
| Investor Shares | 1,396,545 | 1,013,704 | 19,158 |
| Administrative Shares | 752,587 | 797,151 | 18,659 |
| Participant Shares | 237,360 | 209,633 | 238,619 |
| Agency Shares | 1 | — | 1 |
| Dividends reinvested: | | | |
| Institutional Shares | 43,038 | 36,740 | 1,137 |
| Investor Shares | 5,807 | 4,297 | 22 |
| Administrative Shares | 5,492 | 3,506 | 1 |
| Participant Shares | 571 | 405 | 984 |
| Agency Shares | —[b] | — | —[b] |
| Cost of shares redeemed: | | | |
| Institutional Shares | (15,751,083) | (16,724,793) | (176,253) |
| Investor Shares | (1,134,393) | (984,608) | (13,292) |
| Administrative Shares | (711,478) | (693,353) | (18,603) |
| Participant Shares | (213,065) | (221,843) | (97,690) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **2,375,754** | **(183,180)** | **262,560** |
| **Total Increase (Decrease) In Net Assets** | **2,375,843** | **(183,097)** | **262,592** |
| **Net Assets ($):** | | | |
| Beginning of Period | 2,863,603 | 3,046,700 | — |
| **End of Period** | **5,239,446** | **2,863,603** | **262,592** |

[a] *From August 1, 2007 (commencement of opertions) to January 31, 2008.*
[b] *Amount represents less than $1,000.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .051 | (.051) | 1.00 | 5.18 | .20 | 5.03 | 18,983 |
| 2007 | 1.00 | .050 | (.050) | 1.00 | 5.07 | .20 | 4.98 | 11,063 |
| 2006 | 1.00 | .032 | (.032) | 1.00 | 3.28 | .20 | 3.24 | 9,484 |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.31 | .20 | 1.30 | 9,283 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .99 | .20 | .99 | 9,507 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .048 | (.048) | 1.00 | 4.92 | .45 | 4.78 | 3,194 |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.80 | .45 | 4.73 | 1,590 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.03 | .45 | 2.99 | 1,238 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.06 | .45 | 1.05 | 1,068 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .74 | .45 | .74 | 1,254 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .050 | (.050) | 1.00 | 5.08 | .30 | 4.93 | 638 |
| 2007 | 1.00 | .049 | (.049) | 1.00 | 4.96 | .30 | 4.88 | 315 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.18 | .30 | 3.14 | 251 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .30 | 1.20 | 266 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .89 | .30 | .89 | 255 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .047 | (.047) | 1.00 | 4.77 | .60 | 4.63 | 390 |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.65 | .60 | 4.58 | 206 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.87 | .60 | 2.84 | 210 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .91 | .60 | .90 | 244 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .59 | .60 | .59 | 132 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .016 | (.016) | 1.00 | 4.84 [b] | .26 [b] | 4.97 [b] | 19 |

[a] From October 1, 2007 (commencement of initial offering) to January 31, 2008.
[b] Annualized.
*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Cash Management Plus, Inc.** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .051 | (.051) | 1.00 | 5.18 | .20 | 5.04 | 9,513 |
| 2007 | 1.00 | .049 | (.049) | 1.00 | 5.06 | .20 | 4.95 | 6,495 |
| 2006 | 1.00 | .032 | (.032) | 1.00 | 3.29 | .20 | 3.23 | 5,908 |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.32 | .20 | 1.23 | 8,466 |
| 2004 | 1.00 | .011 | (.011) | 1.00 | 1.06 | .20 | 1.07 | 14,249 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .048 | (.048) | 1.00 | 4.92 | .45 | 4.79 | 1,802 |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.80 | .45 | 4.70 | 1,658 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.03 | .45 | 2.98 | 1,275 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.07 | .45 | .98 | 1,058 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .81 | .45 | .82 | 1,203 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .050 | (.050) | 1.00 | 5.08 | .30 | 4.94 | 2,278 |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.95 | .30 | 4.85 | 1,148 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.19 | .30 | 3.13 | 793 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.22 | .30 | 1.13 | 500 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .96 | .30 | .97 | 1,579 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .047 | (.047) | 1.00 | 4.76 | .60 | 4.64 | 1,264 |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.64 | .60 | 4.55 | 941 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.88 | .60 | 2.83 | 700 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .92 | .60 | .83 | 463 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .65 | .60 | .67 | 957 |
| **Service Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .027 | (.027) | 1.00 | 3.82 [b] | .70 [b] | 4.54 [b] | 70 |
| **Select Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .025 | (.025) | 1.00 | 3.57 [b] | 1.00 [b] | 4.24 [b] | −d |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [c] | 1.00 | .016 | (.016) | 1.00 | 4.81 [b] | .26 [b] | 4.98 [b] | −d |

[a] From June 29, 2007 (commencement of initial offering) to January 31, 2008.

[b] Annualized.

[c] From October 1, 2007 (commencement of initial offering) to January 31, 2008.

[d] Amount represents less than $1 million.

See notes to financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Government Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .048 | (.048) | 1.00 | 4.93 | .20 | 4.73 | 9,303 |
| 2007 | 1.00 | .049 | (.049) | 1.00 | 4.99 | .20 | 4.89 | 3,118 |
| 2006 | 1.00 | .032 | (.032) | 1.00 | 3.23 | .20 | 3.15 | 2,842 |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.26 | .20 | 1.20 | 3,571 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | 1.03 | .20 | 1.03 | 5,409 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .046 | (.046) | 1.00 | 4.67 | .45 | 4.48 | 1,738 |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.72 | .45 | 4.64 | 909 |
| 2006 | 1.00 | .029 | (.029) | 1.00 | 2.97 | .45 | 2.90 | 1,050 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.01 | .45 | .95 | 1,287 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .78 | .45 | .78 | 1,307 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .047 | (.047) | 1.00 | 4.83 | .30 | 4.63 | 693 |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.88 | .30 | 4.79 | 320 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.12 | .30 | 3.05 | 240 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.16 | .30 | 1.10 | 313 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .30 | .93 | 900 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .044 | (.044) | 1.00 | 4.51 | .60 | 4.33 | 445 |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.57 | .60 | 4.49 | 196 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.81 | .60 | 2.75 | 244 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .86 | .60 | .80 | 289 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .62 | .60 | .63 | 607 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .014 | (.014) | 1.00 | 4.30 [b] | .26 [b] | 4.67 [b] | 2 |

[a] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*
[b] *Annualized.*
*See notes to financial statements.*

| | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Government Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .048 | (.048) | 1.00 | 4.91 | .20 | 4.67 | 2,327 |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.95 | .20 | 4.86 | 1,005 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.18 | .20 | 3.21 | 773 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .20 | 1.19 | 537 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .94 | .20 | .91 | 415 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .046 | (.046) | 1.00 | 4.65 | .45 | 4.42 | 563 |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.69 | .45 | 4.61 | 275 |
| 2006 | 1.00 | .029 | (.029) | 1.00 | 2.92 | .45 | 2.96 | 242 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | .96 | .45 | .94 | 209 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .69 | .45 | .66 | 243 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .047 | (.047) | 1.00 | 4.80 | .30 | 4.57 | 307 |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.85 | .30 | 4.76 | 314 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.08 | .30 | 3.11 | 210 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.11 | .30 | 1.09 | 200 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .84 | .30 | .81 | 130 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .044 | (.044) | 1.00 | 4.49 | .60 | 4.27 | 711 |
| 2007 | 1.00 | .044 | (.044) | 1.00 | 4.53 | .60 | 4.46 | 341 |
| 2006 | 1.00 | .027 | (.027) | 1.00 | 2.77 | .60 | 2.81 | 208 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .81 | .60 | .79 | 230 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .54 | .60 | .51 | 229 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .015 | (.015) | 1.00 | 4.33[b] | .26[b] | 4.61[b] | 10 |

[a] From October 1, 2007 (commencement of initial offering) to January 31, 2008.

[b] Annualized.

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .046 | (.046) | 1.00 | 4.71 | .20 | 4.30 | 12,891 |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.89 | .20 | 4.80 | 3,429 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.10 | .20 | 3.08 | 3,017 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .20 | 1.16 | 2,351 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .93 | 3,312 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .044 | (.044) | 1.00 | 4.45 | .45 | 4.05 | 3,483 |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.63 | .45 | 4.55 | 1,471 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.84 | .45 | 2.83 | 1,320 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .94 | .45 | .91 | 1,164 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .68 | 1,288 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .045 | (.045) | 1.00 | 4.61 | .30 | 4.20 | 758 |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.79 | .30 | 4.70 | 141 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.00 | .30 | 2.98 | 87 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.09 | .30 | 1.06 | 49 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .83 | 20 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .042 | (.042) | 1.00 | 4.30 | .60 | 3.90 | 288 |
| 2007 | 1.00 | .044 | (.044) | 1.00 | 4.47 | .60 | 4.40 | 257 |
| 2006 | 1.00 | .027 | (.027) | 1.00 | 2.69 | .60 | 2.68 | 219 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .79 | .60 | .76 | 210 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 123 |
| **Service Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .023 | (.023) | 1.00 | 3.15[b] | .70[b] | 3.80[b] | 56 |
| **Select Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .021 | (.021) | 1.00 | 2.89[b] | 1.00[b] | 3.50[b] | 94 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [c] | 1.00 | .013 | (.013) | 1.00 | 3.92[b] | .26[b] | 4.24[b] | —[d] |
| **Premier Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [c] | 1.00 | .012 | (.012) | 1.00 | 3.68[b] | .51[b] | 3.99[b] | 29 |

[a] *From June 29, 2007 (commencement of initial offering) to January 31, 2008.*

[b] *Annualized.*

[c] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[d] *Amount represents less than $1 million.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .042 | (.042) | 1.00 | 4.28 | .20 | 3.81 | 5,373 |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.68 | .20 | 4.57 | 1,043 |
| 2006 | 1.00 | .029 | (.029) | 1.00 | 2.96 | .20 | 2.93 | 1,487 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.17 | .20 | 1.14 | 1,333 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .92 | .20 | .93 | 1,785 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .039 | (.039) | 1.00 | 4.02 | .45 | 3.56 | 2,573 |
| 2007 | 1.00 | .043 | (.043) | 1.00 | 4.43 | .45 | 4.32 | 615 |
| 2006 | 1.00 | .027 | (.027) | 1.00 | 2.70 | .45 | 2.68 | 651 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .92 | .45 | .89 | 613 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .67 | .45 | .68 | 794 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .041 | (.041) | 1.00 | 4.18 | .30 | 3.71 | 438 |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.59 | .30 | 4.47 | 5 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.86 | .30 | 2.83 | 26 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.07 | .30 | 1.04 | 39 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .82 | .30 | .83 | 97 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .038 | (.038) | 1.00 | 3.87 | .60 | 3.41 | 975 |
| 2007 | 1.00 | .042 | (.042) | 1.00 | 4.27 | .60 | 4.17 | 121 |
| 2006 | 1.00 | .025 | (.025) | 1.00 | 2.55 | .60 | 2.53 | 352 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .76 | .60 | .74 | 94 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 179 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .011 | (.011) | 1.00 | 3.38[b] | .26[b] | 3.75[b] | −[c] |

[a] From October 1, 2007 (commencement of initial offering) to January 31, 2008.
[b] Annualized.
[c] Amount represents less than $1 million.
See notes to financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Municipal Cash Management Plus** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .034 | (.034) | 1.00 | 3.50 | .20 | 3.42 | 1787 |
| 2007 | 1.00 | .033 | (.033) | 1.00 | 3.37 | .20 | 3.33 | 596 |
| 2006 | 1.00 | .024 | (.024) | 1.00 | 2.39 | .20 | 2.34 | 638 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.13 | .20 | 1.07 | 500 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .92 | 722 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .032 | (.032) | 1.00 | 3.25 | .45 | 3.17 | 472 |
| 2007 | 1.00 | .031 | (.031) | 1.00 | 3.11 | .45 | 3.08 | 206 |
| 2006 | 1.00 | .021 | (.021) | 1.00 | 2.13 | .45 | 2.09 | 180 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .88 | .45 | .82 | 105 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .67 | 88 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .033 | (.033) | 1.00 | 3.40 | .30 | 3.32 | 294 |
| 2007 | 1.00 | .032 | (.032) | 1.00 | 3.27 | .30 | 3.23 | 291 |
| 2006 | 1.00 | .023 | (.023) | 1.00 | 2.29 | .30 | 2.24 | 137 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.03 | .30 | .97 | 129 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .82 | 108 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .030 | (.030) | 1.00 | 3.09 | .60 | 3.02 | 37 |
| 2007 | 1.00 | .029 | (.029) | 1.00 | 2.96 | .60 | 2.93 | 23 |
| 2006 | 1.00 | .020 | (.020) | 1.00 | 1.98 | .60 | 1.94 | 25 |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .73 | .60 | .67 | 20 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .52 | 19 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .011 | (.011) | 1.00 | 3.20[b] | .26[b] | 3.36[b] | −[c] |

[a]  *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[b]  *Annualized.*

[c]  *Amount represents less than $1 million.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus New York Municipal Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .034 | (.034) | 1.00 | 3.47 | .20 | 3.41 | 458 |
| 2007 | 1.00 | .033 | (.033) | 1.00 | 3.36 | .20 | 3.31 | 377 |
| 2006 | 1.00 | .023 | (.023) | 1.00 | 2.36 | .20 | 2.33 | 343 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.10 | .20 | 1.12 | 336 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .88 | .20 | .89 | 308 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .032 | (.032) | 1.00 | 3.21 | .45 | 3.16 | 363 |
| 2007 | 1.00 | .031 | (.031) | 1.00 | 3.10 | .45 | 3.06 | 120 |
| 2006 | 1.00 | .021 | (.021) | 1.00 | 2.11 | .45 | 2.08 | 125 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .85 | .45 | .87 | 71 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .63 | .45 | .64 | 28 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .033 | (.033) | 1.00 | 3.37 | .30 | 3.31 | 74 |
| 2007 | 1.00 | .032 | (.032) | 1.00 | 3.25 | .30 | 3.21 | 36 |
| 2006 | 1.00 | .022 | (.022) | 1.00 | 2.26 | .30 | 2.23 | 8 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.00 | .30 | 1.02 | 1 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .79 | .30 | .79 | −a |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .030 | (.030) | 1.00 | 3.06 | .60 | 3.01 | 47 |
| 2007 | 1.00 | .029 | (.029) | 1.00 | 2.94 | .60 | 2.91 | 40 |
| 2006 | 1.00 | .019 | (.019) | 1.00 | 1.95 | .60 | 1.93 | 3 |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .70 | .60 | .72 | 6 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .48 | .60 | .49 | 2 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [b] | 1.00 | .011 | (.011) | 1.00 | 3.18c | .26c | 3.35c | −a |

[a] *Amount represents less than $1 million.*

[b] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[c] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Tax Exempt Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .034 | (.034) | 1.00 | 3.47 | .20 | 3.39 | 4,370 |
| 2007 | 1.00 | .033 | (.033) | 1.00 | 3.34 | .20 | 3.29 | 2,333 |
| 2006 | 1.00 | .023 | (.023) | 1.00 | 2.36 | .20 | 2.35 | 2,645 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.12 | .20 | 1.14 | 2,510 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .90 | .20 | .89 | 1,934 |
| **Investor Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .032 | (.032) | 1.00 | 3.21 | .45 | 3.14 | 556 |
| 2007 | 1.00 | .030 | (.030) | 1.00 | 3.08 | .45 | 3.04 | 288 |
| 2006 | 1.00 | .021 | (.021) | 1.00 | 2.11 | .45 | 2.10 | 255 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .87 | .45 | .89 | 240 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .65 | .45 | .64 | 122 |
| **Administrative Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .033 | (.033) | 1.00 | 3.36 | .30 | 3.29 | 259 |
| 2007 | 1.00 | .032 | (.032) | 1.00 | 3.24 | .30 | 3.19 | 213 |
| 2006 | 1.00 | .022 | (.022) | 1.00 | 2.26 | .30 | 2.25 | 105 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.02 | .30 | 1.04 | 275 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .80 | .30 | .79 | 312 |
| **Participant Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 | 1.00 | .030 | (.030) | 1.00 | 3.06 | .60 | 2.99 | 55 |
| 2007 | 1.00 | .029 | (.029) | 1.00 | 2.93 | .60 | 2.89 | 30 |
| 2006 | 1.00 | .019 | (.019) | 1.00 | 1.96 | .60 | 1.95 | 42 |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .72 | .60 | .74 | 19 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .50 | .60 | .49 | 46 |
| **Agency Shares** | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2008 [a] | 1.00 | .011 | (.011) | 1.00 | 3.18[b] | .26[b] | 3.33[b] | −[c] |

[a]  *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[b]  *Annualized.*

[c]  *Amount represents less than $1 million.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Total Expenses to Average Net Assets | Ratio of Net Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus California AMT-Free Municipal Cash Management** | | | | | | | | | |
| **Institutional Shares[a]** | | | | | | | | | |
| Year Ended January 31, 2008 | 1.00 | .017 | (.017) | 1.00 | 3.29[b] | .20[b] | .15[b] | 3.15[b] | 115 |
| **Investor Shares[a]** | | | | | | | | | |
| Year Ended January 31, 2008 | 1.00 | .015 | (.015) | 1.00 | 3.05[b] | .45[b] | .40[b] | 2.90[b] | 6 |
| **Administrative Shares[a]** | | | | | | | | | |
| Year Ended January 31, 2008 | 1.00 | .016 | (.016) | 1.00 | 3.19[b] | .30[b] | .25[b] | 3.05[b] | −[c] |
| **Participant Shares[a]** | | | | | | | | | |
| Year Ended January 31, 2008 | 1.00 | .014 | (.014) | 1.00 | 2.90[b] | .60[b] | .55[b] | 2.75[b] | 142 |
| **Agency Shares[d]** | | | | | | | | | |
| Year Ended January 31, 2008 | 1.00 | .010 | (.010) | 1.00 | 3.09[b] | .26[b] | .21[b] | 3.09[b] | −[c] |

[a] From August 1, 2007 (commencement of operations) to January 31, 2008.

[b] Annualized.

[c] Amount represents less than $1 million.

[d] From October 1, 2007 (commencement of initial offerings) to January 31, 2008.

See notes to financial statements.

## NOTE 1—Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management which commenced operations on August 1, 2007, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management is diversified. Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management are non-diversified. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") and Dreyfus California AMT-Free Municipal Cash Management and Dreyfus Tax Exempt Cash Management are separate series of Dreyfus Tax Exempt Cash Management Funds (the "Trust"). Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which are exempt from federal income tax; in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes; and in the case of Dreyfus California AMT-Free Municipal Cash Management only, which is exempt from federal and California state personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser.

On July 1, 2007, the Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On January 1, 2008, Dreyfus California AMT-Tax Free Cash Management was renamed Dreyfus California AMT-Free Municipal Cash Management.

On September 18, 2007, each fund's respective Board of Directors/Trustees approved the addition of Agency Shares for each fund, and Premier Shares of Dreyfus Treasury Cash Management, which became effective October 1, 2007.

On May 22, 2007, each fund's Board of Directors/Trustees approved the addition of Select Shares and Service Shares for Dreyfus Cash Management Plus and Dreyfus Treasury Cash Management, which became effective June 29, 2007.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Cash Management Plus' Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Institutional Prime Money Market Fund were transferred to Dreyfus Cash Management Plus. Shareholders of Dreyfus Institutional Prime Money Market Fund voted affirmatively to approve the reorganization and subsequently received Administrative shares of Dreyfus Cash Management Plus, in an amount equal to the aggregate net asset value of the investment in Dreyfus Institutional Prime Money Market Fund at the time of the exchange. The net asset value of Dreyfus Cash Management Plus' Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of 311,035,283 Administrative shares representing net assets of $311,035,283, were issued to Dreyfus Institutional Prime Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Government Cash Management's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Institutional Government Money Market Fund, were transferred to Dreyfus Government Cash Management. Shareholders of Dreyfus Institutional Government Money Market Fund voted affirmatively to approve the reorganization and subsequently received Administrative shares of Dreyfus Government Cash Management in an amount equal to the aggregate net asset value of the investment in Dreyfus

Institutional Government Money Market Fund at the time of the exchange. The net asset value of Dreyfus Government Cash Management's Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of $166,517,023 Administrative shares representing net assets of $166,517,023, were issued to Dreyfus Institutional Government Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Treasury Cash Management's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Institutional U.S. Treasury Money Market Fund were transferred to Dreyfus Treasury Cash Management. Shareholders of Dreyfus Institutional U.S. Treasury Money Market Fund voted affirmatively to approve the reorganization, and subsequently received Administrative shares of Dreyfus Treasury Cash Management in an amount equal to the aggregate net asset value of the investment in Dreyfus Institutional U.S. Treasury Money Market Fund at the time of the exchange. The net asset value of Dreyfus Treasury Cash Management's Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of $213,419,338 Administrative shares representing net assets of $213,419,338, were issued to Dreyfus Institutional U.S. Treasury Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers: Institutional Shares, Investor Shares, Administrative Shares, Participant Shares and Agency Shares. In addition, Dreyfus Cash Management Plus and Dreyfus Treasury Cash Management also offer Service Shares and Select Shares, and Dreyfus Treasury Cash Management also offers Premier Shares. Each share class, except Institutional Shares, are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered (by service agents receiving 12b-1 fees) to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of January 31, 2008, MBC Investment Corp., an indirect subsidiary of BNY Mellon held the following outstanding shares:

| | |
|---|---|
| Dreyfus Cash Management, Agency shares | 1,016 |
| Dreyfus Cash Management Plus, Inc., Agency shares | 1,016 |
| Dreyfus Government Cash Management, Agency shares | 1,014 |
| Dreyfus Government Prime Cash Management, Agency shares | 1,014 |
| Dreyfus Treasury Cash Management, Agency shares | 1,013 |
| Dreyfus Treasury Cash Management, Premier shares | 1,012 |
| Dreyfus Treasury Prime Cash Management, Agency shares | 1,011 |
| Dreyfus Municipal Cash Management Plus, Agency shares | 1,011 |
| Dreyfus New York Municipal Cash Management, Agency shares | 1,011 |
| Dreyfus Tax Exempt Cash Management, Agency shares | 1,011 |
| Dreyfus California AMT-Free Municipal Cash Management, Agency shares | 1,010 |

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board members to represent the fair value of each fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Expenses:** With regards to the Company and the Trust, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

**(d) Dividends to shareholders:** It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gains.

**(e) Federal income taxes:** It is the policy of each fund to continue to qualify for treatment as a regulated investment company if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the funds adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the funds for the period ended January 31, 2008.

The funds are not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At January 31, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

**Table 1** summarizes each relevant fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2008.

The tax character of each relevant fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus California AMT-Free Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal periods ended January 31, 2008 and January 31, 2007, were all ordinary income.

The tax character of distributions paid to shareholders of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus California AMT-Free Municipal Cash Management and Dreyfus Tax Exempt Cash Management during the fiscal periods ended January 31, 2008, and January 31, 2007, were all tax exempt income.

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for capital loss carryover from the merger with Dreyfus Institutional Prime Money Market Fund, Dreyfus Cash Management Plus, Inc. decreased accumulated net realized gain (loss) on investment by $211 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

During the period ended January 31, 2008, as a result of permanent book to tax differences primarily from utilization of deemed distributions for tax purposes not book, Dreyfus Municipal Cash Management Plus decreased accumulated net realized gain (loss) on investments by $383,594 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily due to dividend reclassification, Dreyfus New York Municipal Cash Management increased accumulated undistributed investment income-net by $76,200 and decreased accumulated net realized gain (loss) on investment by the same amount. Net assets were not affected by this reclassification.

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily due to dividend reclassification, Dreyfus Tax Exempt Cash Management increased accumulated undistributed investment income-net by $8,074 and decreased accumulated net realized gain (loss) on investment by the same amount. Net assets were not affected by this reclassification.

**Table 1.**

| | Expiring in fiscal: | | | ($ x 1,000) | | |
| | 2012† | 2013† | 2014† | 2015† | 2016† | Total |
|---|---|---|---|---|---|---|
| Dreyfus Cash Management | – | – | 40 | – | – | 40 |
| Dreyfus Cash Management Plus, Inc. | – | – | 6,766 | – | – | 6,766 |
| Dreyfus Government Cash Management | 172 | – | 2,628 | 37 | – | 2,837 |
| Dreyfus Treasury Cash Management | – | 13 | 39 | 44 | 1,005 | 1,101 |
| Dreyfus Treasury Prime Cash Management | 40 | 107 | 65 | 323 | – | 535 |

† *If not applied, the carryovers expire in the above years.*

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily from utilization of deemed distributions for tax purposes not booked, Dreyfus California AMT-Free Municipal Cash Management decreased accumulated net realized gain (loss) on investments by $11,111 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

At January 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

### NOTE 2—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares, Participant Shares, Service Shares, Select Shares, Agency Shares and Premier Shares, Rule 12b-1 Service Plan expenses.

As to Dreyfus California AMT-Free Municipal Cash Management, the Manager waived receipt of a portion of the management fee, in the amount of .05% of the value of their average daily net assets from August 1, 2007 through January 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $37,650 during the period ended January 31, 2008. This agreement was, and continues to be, terminable at any time.

**(b)** Under each fund's Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, with respect to each fund's Agency shares, Administrative Shares, Investor Shares and Participant Shares, Dreyfus Cash Management Plus, Service Shares and Select Shares, and Dreyfus Treasury Cash Management's, Premier Shares, Service Shares and Select Shares, each fund pays the Distributor for distributing such classes of shares, for advertising and marketing and for providing certain services relating to shareholders of the respective class of shares. These services include answering shareholder inquiries regarding the fund and providing reports and other information and services related to the maintenance of shareholder accounts ("Servicing"). Under the Service Plan, as to each relevant class, the Distributor may make payments to Service Agents in respect to these services. Generally, the Service Agent will provide holders of Agency, Administrative, Investor, Participant, Premier, Service or Select Shares a consolidated statement. The Service Agent generally also will provide the holders of Investor, Participant, Premier, Service and/or Select Shares, automated teller checkwriting privileges and, in the case of Participant, Premier, Service or Select Shares, automated teller machine access, and bill paying services. The amount paid under the Service Plan for Servicing is intended to be a "service fee" as defined under the Conduct Rules of the Financial Industry Regulatory Authority ("FINRA"), and at no time will such amount exceed the maximum amount permitted to be paid under the FINRA Conduct Rules as a service fee. The fees payable under the Service Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended January 31, 2008.

**Table 3** summarizes the components of "Due to The Dreyfus Corporation and affiliates" in the Statements of Assets and Liabilities for each fund.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Since October 1, 2007, annual retainer fees are allocated to each fund based on net assets, and each fund pays its Board members an attendance fee of $500 per meeting. Prior to October 1, 2007, each fund (except for Dreyfus New York Municipal Cash Management) paid its Board members an annual fee of

$3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management paid its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. Currently, Board members fees are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

## NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 110 billion shares of $.001 par value Common Stock.

## NOTE 4—Subsequent Event:

At a meeting of Dreyfus Treasury Cash Management's Board of Trustees held on February 27, 2008, the Board approved effective March 12, 2008, to rename the fund from Dreyfus Treasury Cash Management to Dreyfus Treasury & Agency Cash Management.

**Table 2.**

| | Investor Shares ($) | Administrative Shares ($) | Participant Shares ($) | Service Shares ($) | Select Shares ($) | Agency Shares ($) | Premier Shares ($) |
|---|---|---|---|---|---|---|---|
| Dreyfus Cash Management | 4,977,393 | 416,587 | 1,353,206 | – | – | 1,392 | – |
| Dreyfus Cash Management Plus, Inc. | 3,893,812 | 2,021,337 | 4,140,052 | 203,822 | 129,665 | – | – |
| Dreyfus Government Cash Management | 3,587,224 | 470,268 | 1,316,963 | – | – | 20 | – |
| Dreyfus Government Prime Cash Management | 817,655 | 271,788 | 1,870,962 | – | – | 115 | – |
| Dreyfus Treasury Cash Management | 5,730,419 | 498,058 | 891,802 | 133,041 | 294,734 | 18 | 11,167 |
| Dreyfus Treasury Prime Cash Management | 2,729,045 | 244,828 | 1,971,795 | – | – | – | – |
| Dreyfus Municipal Cash Management Plus | 653,836 | 291,740 | 145,760 | – | – | – | – |
| Dreyfus New York Municipal Cash Management | 512,615 | 78,329 | 145,360 | – | – | – | – |
| Dreyfus Tax Exempt Cash Management | 784,016 | 167,278 | 152,803 | – | – | – | – |
| Dreyfus California AMT-Free Municipal Cash Management | 1,974 | 89 | 146,660 | – | – | – | – |

**Table 3.**

| | Management Fees ($) | Distribution Fees ($) |
|---|---|---|
| Dreyfus Cash Management | 3,688,540 | 830,247 |
| Dreyfus Cash Management Plus, Inc. | 2,224,225 | 1,077,044 |
| Dreyfus Government Cash Management | 2,132,909 | 702,708 |
| Dreyfus Government Prime Cash Management | 650,290 | 326,776 |
| Dreyfus Treasury Cash Management | 3,297,520 | 917,174 |
| Dreyfus Treasury Prime Cash Management | 1,409,896 | 832,674 |
| Dreyfus Municipal Cash Management Plus | 118,356 | 123,405 |
| Dreyfus New York Municipal Cash Management | 150,366 | 100,457 |
| Dreyfus Tax Exempt Cash Management | 434,146 | 139,909 |
| Dreyfus California AMT-Free Municipal Cash Management | 25,290 | 49,924 |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees/Directors**

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management

Dreyfus California AMT-Free
  Municipal Cash Management

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management (the "Funds") as of January 31, 2008, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Funds' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of January 31, 2008 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the funds referred to above at January 31, 2008, the results of their operations for the period then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
March 20, 2008

In accordance with Federal tax law, Dreyfus Tax Exempt Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management hereby makes the following designations regarding the dividends paid from investment income-net during their fiscal year ended January 31, 2008:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular Federal income taxes), except $8,074 of Dreyfus Tax Exempt Cash Management's exempt-interest dividends that is being designated as a long term capital gain distribution for reporting purposes.

— for individuals who are residents of New York, "exempt-interest dividends" paid by Dreyfus New York Municipal Cash Management are also not subject to New York State and New York City personal income tax.

— for individuals who are residents of California, "exempt-interest dividends" paid by Dreyfus California AMT-Free Municipal Cash Management are also not subject to California personal income tax.

For State individual income tax purposes Dreyfus Government Prime Cash Management and Dreyfus Treasury Prime Cash Management hereby designate the following percentage of ordinary dividends paid during the fiscal year ended January 31, 2008 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for income tax purposes in most states, including New York, California and the District of Columbia:

| | |
|---|---|
| Dreyfus Government Prime Cash Management | 100.00% |
| Dreyfus Treasury Prime Cash Management | 100.00% |

The Funds below designate the following percentage of ordianry income dividends paid during the fiscal year ended January 31, 2007 as qualifying "interest related dividends":

| | |
|---|---|
| Dreyfus Cash Management | 87.46% |
| Dreyfus Government Cash Management | 100.00% |
| Dreyfus Government Prime Cash Management | 100.00% |
| Dreyfus Treasury Cash Management | 100.00% |
| Dreyfus Cash Management Plus, Inc | 87.32% |
| Dreyfus Treasury Prime Cash Management | 100.00% |

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 163

---

**David W. Burke (71)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee.

*Other Board Memberships and Affiliations:*
- John F. Kennedy Library Foundation, U.S.S. Constitution Museum, Director

*No. of Portfolios for which Board Member Serves:* 85

---

**Isabel Dunst (60)**
**Board Member (1991)**

*Principal Occupation During Past 5 Years:*
- Partner, Hogan & Hartson

*Other Board Memberships and Affiliations:*
- Union of Reform Judaism, a religious organization, Trustee

*No. of Portfolios for which Board Member Serves:* 10

---

**Warren B. Rudman (77)**
**Board Member (1993)**

*Principal Occupation During Past 5 Years:*
- Stonebridge International LLC, Co-Chairman
- Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison, LLP

*Other Board Memberships and Affiliations:*
- Boston Scientific, Director
- D.B. Zwirn & Co., Vice Chairman of the International Advisory Board

*No. of Portfolios for which Board Member Serves:* 33

**Philip L. Toia (74)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- Private Investor

*No. of Portfolios for which Board Member Serves:* 19

---

**Benaree Pratt Wiley (60)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

*Other Board Memberships and Affiliations:*
- Boston College, Trustee
- Blue Cross Blue Shield of Massachusetts, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

*No. of Portfolios for which Board Member Serves:* 36

---

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Lyle Gramley, Emeritus Board Member*

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**CHARLES CARDONA, Executive Vice President since November 2001.**

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 other investment companies (comprised of 17 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since February 1981.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since September 2007.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Cash Management Funds**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Institutional | Investor | Administrative | Participant | Service | Select | Agency | Premier |
|---|---|---|---|---|---|---|---|---|
| Dreyfus Cash Management | DICXX | DVCXX | DACXX | DPCXX | | | DMCXX | |
| Dreyfus Cash Management Plus, Inc. | DCIXX | DCVXX | DCAXX | DCPXX | DSPXX | DPSXX | DASXX | |
| Dreyfus Government Cash Management | DGCXX | DGVXX | DAGXX | DPGXX | | | DGMXX | |
| Dreyfus Government Prime Cash Management | DIPXX | DVPXX | DAPXX | DGPXX | | | DRPXX | |
| Dreyfus Municipal Cash Management Plus | DIMXX | DVMXX | DAMXX | DMPXX | | | DRAXX | |
| Dreyfus New York Municipal Cash Management | DIYXX | DVYXX | DAYXX | DPYXX | | | DNCXX | |
| Dreyfus Tax Exempt Cash Management | DEIXX | DEVXX | DEAXX | DEPXX | | | DYEXX | |
| Dreyfus Treasury Cash Management | DTRXX | DTVXX | DTAXX | DTPXX | DSRXX | DTSXX | DYAXX | DYPXX |
| Dreyfus Treasury Prime Cash Management | DIRXX | DVRXX | DARXX | DPRXX | | | DSAXX | |
| Dreyfus California AMT-Free Municipal Cash Management | DIIXX | DAIXX | DFAXX | DFPXX | | | DRMXX | |

**Telephone** Call your Dreyfus Investments Division representative or 1-800-346-3621

**E-mail** Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

**Mail** Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

Each fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. Each fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how each fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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